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Follow-Up Materials

06014787

82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME GUS plc

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JUL 03 2006

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THOMSON FINANCIAL

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FILE NO. 82- 2017 FISCAL YEAR 3-31-06

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OICF/BY: dlw

DAT : 7/3/06

24 May 2006

GUS plc
Preliminary Results For
Year Ended 31 March 2006

Further strategic progress

- Demerged remaining stake in Burberry
- Raised £350m from disposal of Lewis and Wehkamp
- £1.2bn invested in ARG and Experian on capital expenditure and acquisitions
- Demerger of ARG and Experian planned for October 2006

Financial highlights

- Continuing operations
  - Sales up 9% to £7.3bn (2005: £6.7bn)
  - EBIT[1] up 7% to £745m (2005: £695m)
  - Record profit at Experian
  - ARG outperforming in difficult UK market
  - Profit before tax £649m (2005: £648m)
- Benchmark PBT[2] of £829m (2005: £910m), reflecting impact of disposals
- Benchmark earnings per share[3] 62.3 p (2005: 62.0p)
- Basic earnings per share 60.2p (2005: 59.6p)
- Diluted earnings per share 59.2p (2005: 58.8p)
- Full year dividend of 31.5p per new consolidated GUS share (2005: 29.5p per old share)

Sir Victor Blank, Chairman of GUS, commented:

"This year has been one of significant strategic progress for GUS with Burberry, Lewis and Wehkamp all leaving the Group, and ARG and Experian scheduled for demerger in October. GUS has a long history of creating value for its shareholders and we are confident that this will continue as they will now have the choice to invest directly in three extremely well-positioned businesses - ARG, Burberry and Experian."

John Peace, Chief Executive of GUS, commented:

"Experian generated record profits in 2006, reflecting the strength of its portfolio by product, by region and by market. ARG continued to outperform its markets, while investing in key initiatives. Although we remain cautious about the UK retail market in the short term, we are confident that both ARG and Experian have clear strategies for growth in the medium and longer term."

1. Earnings before interest and taxation (EBIT) is defined as profit before interest, amortisation of acquisition intangibles, store impairment charges, exceptional items (i.e. gains or losses on disposal, demerger or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It also includes the Group's share of associates' pre-tax profit.

2. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, store impairment charges, exceptional items (i.e. gains or losses on disposal, demerger or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the profits or losses of discontinued operations up to the date of disposal or closure.

3. Benchmark EPS takes Benchmark PBT less taxation (attributable to Benchmark PBT) and minority interests, divided by the weighted average number of shares in issue (excluding own shares held in Treasury and in the ESOP Trust).

Enquiries

GUS

John Peace	Group Chief Executive	020 7495 0070
David Tyler	Group Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger		020 7251 3801
Rollo Head		

There will be a presentation today at 9.30am to analysts and investors at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. The presentation can be viewed live on the GUS website at www.gusplc.com. The supporting slides and an indexed replay will also be available on the website later in the day.

There will be a conference call to discuss the results at 3.00pm today (UK time), with a recording available later on the website. All GUS announcements are also available on www.gusplc.com.

GUS' First Quarter Trading Update will be on 12 July 2006. Its AGM will be held on 19 July 2006.

GROUP STRATEGY

The year under review has seen further major steps in the transformation of GUS, with significant disposals, acquisitions and organic investment. In March 2006, the Board of GUS announced plans for the demerger of our two remaining businesses, Argos Retail Group and Experian. This will enable all our existing shareholders to continue to benefit directly from an investment in both these attractive businesses.

We have during the year completed the demerger of Burberry and the disposals of Lewis and Wehkamp, leaving GUS now focused entirely on Argos Retail Group (ARG) and Experian. In May 2005, we sold our remaining 50% stake in Lewis, raising £140m; in January 2006, we sold Wehkamp, our last home shopping business, for £210m; and in December 2005, we carried out the demerger of our remaining 65% stake in Burberry Group plc. Combined, these businesses contributed about one-quarter of Benchmark PBT in the year to 31 March 2005.

We have invested over £800m in acquiring businesses during the year. Most of this has been in Experian in areas such as Interactive (including LowerMyBills.com and PriceGrabber.com), in marketing database solutions (ClarityBlue) and further credit bureaux affiliates. Argos also acquired 33 Index stores at a cost of £44m. All these acquisitions are trading well.

We have continued to invest both capital and revenue during the year in ARG and Experian. At ARG, investments were made in new stores, warehouses and ranges. Experian continues to invest in new products, regions and infrastructure. Capital expenditure in the year to 31 March 2006 was about £360m for continuing operations - a level that is expected broadly to repeat in the current year.

As announced in March 2006, the Board of GUS proposes, subject to shareholder approval, that ARG and Experian should be separated by means of a demerger with both businesses becoming independently listed on the London Stock Exchange.

We are today updating investors further on the demerger process. Details have been released in a separate announcement.

GROUP FINANCIAL HIGHLIGHTS

Sales from continuing operations up 9% to £7.3bn.

EBIT from continuing operations up 7% to £745m, reflecting both record profits at Experian and the impact of a difficult UK retail market on ARG.

Benchmark PBT down 9% to £829m (2005: £910m), reflecting the impact of the disposal of Lewis, Burberry and Wehkamp during the year.

An effective tax rate of 25.6% based on Benchmark PBT (2005: 26.3%). It is anticipated that the Group tax rate will be similar to this in the current year.

Benchmark EPS up 0.3p to 62.3p (2005: 62.0p), reflecting the lower tax rate and the impact of the share consolidation accompanying the Burberry demerger in December 2005.

Net debt increased to £1.97bn at 31 March 2006, up from £1.43bn a year ago, reflecting the cost of acquisitions (about £820m) and a £100m special pension contribution, partly funded by strong operating cash flow.

Final dividend of 21.9p proposed, making 31.5p for the full year for each new consolidated GUS share (2005: 29.5p per old share). Dividend cover for GUS is 2.0 times on EPS of 62.3p.

12 months to 31 March	**Sales**		**Profit**	
	2006 £m	**2005 £m**	**2006 £m**	**2005 £m**
Argos Retail Group	5,548	5,313	348.9	399.5
Experian	1,725	1,362	416.7	317.0
Central activities	(11)	(12)	(20.2)	(21.8)
Continuing operations	7,262	6,663	745.4	694.7
Discontinued operations[1]	653	1,124	119.4	239.0
Total	**7,915**	**7,787**	**864.8**	**933.7**
Net interest			(36.3)	(23.7)
Benchmark PBT			**828.5**	**910.0**
Amortisation of acquisition intangibles			(37.0)	(11.6)
Store impairment charges[2]			(12.8)	-
Exceptional items			17.5	(3.5)
Fair value remeasurements			(2.8)	-
			793.4	**894.9**
Taxation			(198.2)	(249.7)
Equity minority interests			(25.6)	(49.4)
Profit attributable to equity shareholders			**569.6**	**595.8**
Benchmark EPS			**62.3p**	**62.0p**
Basic EPS			**60.2p**	**59.6p**
Weighted average number of ordinary shares			946.7m	1,000.1m

The profit figure shown against each business above and used throughout this announcement is earnings before interest and taxation (EBIT), defined as profit before interest, amortisation of acquisition intangibles, store impairment charges, exceptional items (i.e. gains or losses on disposal, demerger or closure of businesses and goodwill impairment charges), financing fair value remeasurements and taxation. It also includes the Group's share of associates' pre-tax profit. The same definition of EBIT is used in each table in this announcement

2005 profit has been restated to reflect clearer IFRS interpretation on certain issues. See Appendix 1 for details

1 Discontinued operations include Lewis, Burberry and Wehkamp with profit in 2006 up until the date of disposal

2 Resulting from clearer IFRS interpretation on store impairment which affects Homebase

ARGOS RETAIL GROUP (ARG)

Sales up 4% to £5.5bn; EBIT of £349m reflects the difficult UK retail environment, especially in DIY

Both Argos and Homebase outperformed their markets, benefiting from investment in key strategic initiatives

Significant operational improvements in 2006; well executed in both Argos and Homebase

ARG remains cautious on the outlook for a recovery in consumer spending

12 months to 31 March	**Sales**		**EBIT**	
	2006 £m	**2005 £m**	**2006 £m**	**2005 £m**
Argos	3,893	3,652	291.0	320.0
Homebase[1]	1,562	1,580	51.8	113.8
Financial Services	93	81	6.1	0.2
Sub-total	**5,548**	**5,313**	**348.9**	**434.0**
Argos - charge for OFT fine	-	-	-	(16.2)
Homebase - charge for reorganisation costs	-	-	-	(18.3)
Total	**5,548**	**5,313**	**348.9**	**399.5**
EBIT margin[2]			6.3%	8.2%

2005 EBIT has been adjusted as a result of clearer IFRS interpretation now available on lease accounting and store impairment since GUS restated its results under IFRS in June 2005. The result has been to reduce Argos EBIT by £1.2m and increase Homebase EBIT by £5.2m

1 Homebase sales and EBIT for 12 months to 28 February

2 Excluding one-off charges for Argos OFT fine and Homebase reorganisation costs

Following the disposal of Wehkamp, ARG is now focused on selling general merchandise in the UK and Ireland. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering, home delivery and financial services.

The annual rate of growth in consumer spending in the UK slowed markedly in the year under review. Higher interest payments and utility bills, a moderation in the growth of disposable income and a more cautious approach to borrowing (influenced in particular by a slow housing market) all combined to subdue spending. This weak demand, coupled with higher cost inflation for retailers in areas such as rents, business rates, wages, utilities and fuel bills, has adversely impacted many retailers' profits including those of Argos and Homebase. Both businesses have continued to manage their costs effectively during the year, while investing to strengthen their long-term competitive positions.

In the year under review, ARG has successfully implemented a significant number of operational improvements. These include:

Argos

- roll-out of Argos Extra to all stores in July 2005;
- acquisition, integration and rebranding of 33 Index stores;
- opening of 32 additional new stores;
- opening of two new warehouses supporting Argos Direct, Argos Extra and direct importing;
- reorganisation of store staffing to serve customers more effectively; and
- introduction of a trial of the Argos Home catalogue in 100 stores.

Homebase

- opening of 10 new stores;
- addition of 23 mezzanines;
- national roll-out of Furniture Extra; and
- relocation of about 500 roles in buying, merchandising and other functions to Milton Keynes alongside Argos.

Looking forward, ARG remains cautious on the outlook for a recovery in the rate of growth in consumer spending and is planning on this basis. It expects the DIY market in particular to remain difficult. In the current financial year, underlying cost inflation in both businesses is likely to be about 4% - the same as 2006. ARG will continue to work to mitigate the impact of this through cost reduction programmes and productivity improvements while still investing in its key initiatives.

ARG has a clear strategy in place to deliver further share gains. GUS believes that both Argos and Homebase are well-positioned in their markets – Argos as a leading multi-channel general merchandise retailer and Homebase as a strong brand across the wider home enhancement market. There are continuing synergies available from Argos and Homebase working closely together in areas such as sourcing and supply chain initiatives, home delivery and product development.

Argos

12 months to 31 March	**2006 £m**	**2005 £m**	**Change**
Sales	**3,893**	**3,652**	**7%**
Total change	*7%*	*8%*	
Like-for-like change	*(1%)*	*3%*	
EBIT[1]	**291.0**	**320.0**	**(9%)**
Charge for OFT fine	-	(16.2)	
Total reported	291.0	303.8	
EBIT margin[2]	7.5%	8.8%	
At 31 March			
Number of stores	657	592	
Of which: Argos Extra stocked-in	191	128	

1 2005 EBIT has been adjusted as a result of clearer IFRS interpretation now available on lease accounting since GUS restated its results under IFRS in June 2005. The effect has been to reduce EBIT by £1.2m

2 Excluding one-off charge for the OFT fine

In a competitive general merchandise market, Argos continues to grow share by winning a higher proportion of customers' spend by offering them the most compelling combination of choice, value and convenience.

Operational review
Argos Extra, which offers customers over 17,000 lines compared to around 13,000 previously, was successfully rolled out to all stores and channels for both the Autumn/Winter catalogue (launched in July 2005) and the Spring/Summer catalogue (launched in January 2006). Of the 657 stores at the year end, 191 stocked in the additional ranges, up from 128 last year. The remaining stores offer customers the option to order-in for later collection from store or for home delivery. Argos Extra is trading in line with expectations and is estimated to have contributed about 2% to total sales growth in the year.

Looking forward, the emphasis will be on optimising the product offer and further improving customer awareness of the extended ranges. After such major growth in the last year, the number of catalogue lines in the next twelve months is unlikely to increase significantly.

Argos is also trialling a separate "Home" catalogue which is designed to increase ARG's market-leading share of the fragmented furniture and home accessories market. The trial started in March 2006 with a 340-page catalogue available in 100 stores. It offers consumers over 3,000 products from the existing Argos catalogue presented in a more aspirational manner.

Argos has further reduced prices for consumers. In the current Spring/Summer catalogue, prices on re-included lines are 3% lower than last year. Argos is also committed to lowering prices during the life of each catalogue; for example, over 1,800 price reductions were made in the 2005 Autumn/Winter catalogue. Its "non stop price drop" campaign reinforces this message to customers.

Argos continues to be able to fund these lower prices as it delivers further supply chain benefits. For example, the proportion of directly imported goods in the current catalogue is 32% of sales, up from 26% last year and 16% three years ago. Direct importing drives gross margin benefits by lowering the cost of goods sold, albeit that it requires additional infrastructure investment and costs to support the more sophisticated supply chain.

Argos opened 65 stores during the year, including the 33 acquired from Index in July 2005. The integration and refitting of the Index stores was achieved on plan and these stores contributed 2% to total sales growth. Of the 65 openings, 10 were in new towns with the balance being second or third stores in existing catchments. At 31 March 2006, Argos operated 657 stores. It expects to open around 30 stores in the current year.

Argos is benefiting from the growth in online shopping in the UK, with 12% of its sales now ordered over the Internet for delivery to home or for later collection in store. This is a 55% increase on the previous year and the first time that the value of orders over the Internet has exceeded that over the phone.

Argos Direct, the delivery to home operation, grew sales by 10% in the year, representing 22% of revenue. Self-service kiosks are in over 300 stores and account for about 10% of sales in those locations. The new advertising campaign at Argos reinforces the message about how convenient it is to shop from Argos.

Financial review
Sales in the year to 31 March 2006 increased by 7% in total. Of this, 8% came from new space while like-for-like sales fell by 1% in the year. There were strong performances from consumer electronics, bedroom furniture, textiles and white goods while jewellery remained weak. Gross margin was in line with last year.

EBIT in the year was £291m, a £29m decline on the previous year excluding the charge for the OFT fine last year. There were £11m of one-off costs incurred in the first half of the year: £7m transitional costs relating to the Index stores and £4m restructuring costs associated with changing staffing arrangements in-store. Excluding these, operating costs increased by 10% year-on-year, of which underlying cost inflation was about 4%. The balance reflects the direct costs of higher sales and further investment in areas such as Argos Extra, new space and infrastructure investment (especially the new warehouses which are currently running below full capacity utilisation). These costs have been partly offset by cost saving initiatives.

Homebase

12 months to 28 February	**2006 £m**	**2005 £m**	**Change**
Sales	**1,562**	**1,580**	**(1%)**
Total change	*(1%)*	*6%*	
Like-for-like change	*(4%)*	*3%*	
EBIT[1]	**51.8**	**113.8**	**(54%)**
Charge for reorganisation costs	-	(18.3)	
Total reported	51.8	95.5	
EBIT margin[2]	3.3%	7.2%	
At 28 February			
Number of stores	297	287	
Of which: number with mezzanine floor	144	111	

1 2005 EBIT has been adjusted as a result of clearer IFRS interpretation now available on store impairment since GUS restated its results under IFRS in June 2005. The result has been to increase Homebase EBIT by £5.2m
2 Excluding one-off charge for reorganisation costs

Despite the sharp reduction in profits this year caused by a very difficult DIY market, we remain confident in the strategy for Homebase that was developed at the time of acquisition. This aims to differentiate Homebase from other players by making it the UK's leading home enhancement retailer. It will achieve this by continuing to invest in order to:

- improve the existing core DIY business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

Operational review
The UK DIY market was very challenging during the year, with weak demand from consumers and increasing promotional activity from major competitors. Homebase continued to gain share in its market, although some of the price reductions that it pursued, especially in the second half of the year, did not generate the desired volume uplifts. As a result, Homebase intends to pursue a less aggressive promotional stance in the current year.

Homebase continues to invest in initiatives to differentiate itself further from other players. More range reviews were completed during the year so that all major product groups have now been repositioned since the acquisition of Homebase in December 2002. Homebase has also continued to improve the shopping experience for its customers by raising in-store standards, improving stock availability and offering better customer service.

In home enhancement, Furniture Extra, a catalogue offering over 700 lines, was rolled out to all stores by December 2005, with product displays in 135 stores. This has significantly improved the sales performance in furniture. A new 200-page home furnishings catalogue is being trialled in 30 stores from Easter 2006, while new merchandising techniques for textiles, cookshop and home accessories are currently being trialled in 11 stores.

Homebase continues to add space through new stores and mezzanine floors, enabling it to serve new regions and sell new products more effectively. During the year, Homebase opened a net ten new stores, bringing the total at 28 February 2006 to 297. In the current year, it plans a net increase of 15 stores, being a mix of traditional and small store formats.

At the year end, 144 stores had a mezzanine floor, up from 111 a year ago. Sales uplifts from the latest mezzanine floors continue to be above those generated by earlier trials. In the current year, Homebase plans to add mezzanines to at least another ten stores.

Homebase continues to leverage the ARG infrastructure. Being part of ARG gives Homebase considerable advantage over what it could achieve on its own. For example, the proportion of goods directly imported now stands at 22%, compared to 8% at acquisition. This growth has been accelerated by Homebase having access to ARG's established buying offices in Hong Kong, Shanghai and Shenzhen. The Homebase website, which was relaunched in February 2005 using the Argos IT infrastructure, is performing well, albeit from a small base. The relocation of about 500 Homebase roles to Milton Keynes, where Argos is based, was completed successfully during the year and is expected to deliver benefits in terms of closer co-operation throughout ARG.

Financial review

In the year to 28 February 2006, sales at Homebase fell slightly in total, outperforming the DIY market as a whole. New stores contributed 3% to sales and are trading in line with plan. Like-for-like sales were down 4% for the year, although this performance was worse in the latter part of the period. Despite the difficult economic environment, total sales of kitchens and furniture saw double-digit percentage increases, driven by the investment in Furniture Extra and additional mezzanines. Core DIY and decorating sales fell by mid-single digit percentages on a like-for-like basis. Gross margin for the year as a whole was in line with last year, although down in the second half.

Both the gross margin and operating costs as a percentage of sales at Homebase are significantly higher than at Argos. Total costs increased by 8% year-on-year, reflecting 4% underlying cost inflation and a 4% increase from investment in areas such as new stores and mezzanine space. These were only partly funded by cost savings and productivity improvements. The combined impact of lower sales, cost inflation and investment in new space led to a sharp reduction in EBIT to £52m.

ARG Financial Services (ARG FS)

12 months to 31 March	2006 £m	2005 £m
Sales	**93**	**81**
Earnings before funding costs	24.0	18.6
Funding costs	(17.9)	(18.4)
	6.1	**0.2**
At 31 March		
Gross loan book	433	463
Number of active store card holders (000s)	1,044	887

ARG FS works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit) and a range of insurance products.

The ARG FS gross loan book fell by £30m to end the year at £433m. The decline reflects the run-off of personal loan balances resulting from the decision taken in December 2004 to withdraw from this very competitive market.

The Argos and Homebase store card balances grew by 9% to £378m at year-end, primarily due to the success of 'buy now pay later' credit offers. The Argos store card funded 9% of sales in 2006, with a 17% increase in the active card base. The Homebase card funded 4% of its sales, with growth in the active base of 33%. Credit offers are supporting initiatives in the retail businesses such as the trial of the Home catalogue in Argos and growing kitchen sales in Homebase.

Modest expansion is expected in the total gross loan book over the next twelve months, reflecting continued growth in store cards but a further run-off in personal loans.

Profit after funding costs increased to £6.1m, driven by increased interest income from the growth in the store card loan book, partially offset by increased provisions for bad debts.

EXPERIAN

Sales up 27% and profit up 29% for continuing activities at constant exchange rates

Fourth consecutive year of double-digit sales and profit growth

Further EBIT margin advance even after increased investment in new products, markets and infrastructure

Fourth consecutive year of excellent cash generation, with about 100% of EBIT converted into operating cash flow

12 months to 31 March	**Sales**		**EBIT**	
	2006 £m	**2005 £m**	**2006 £m**	**2005 £m**
Experian North America	1,000	712	265.3	189.0
Experian International	722	620	151.3	126.6
Total continuing activities	**1,722**	**1,332**	**416.6**	**315.6**
% growth at constant FX	*27%*	*18%*	*29%*	*16%*
Discontinuing activities	3	30	0.1	1.4
Total reported	**1,725**	**1,362**	**416.7**	**317.0**
EBIT margin – excluding FARES			22.2%	21.1%
– including FARES			24.2%	23.7%

Notes (relevant to all Experian tables):
Additional information on Experian is given in Appendix 2
Full details of discontinuing activities are given in Appendix 3, including the impact of treating MetaReward and large scale UK account processing as discontinuing activities from 1 April 2006
EBIT margin is for continuing activities only. For FARES, the 20%-owned real estate information associate, Experian reports its share of FARES profits but not sales. FARES is an integral part of Experian's business

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It helps consumers understand, manage and protect their personal information and make more informed purchasing decisions.

As we have said previously, Experian is well-positioned to benefit from a number of key drivers of long-term growth, including expansion in:

- the direct-to-consumer market and online advertising;
- consumer credit and card usage;
- multi-channel marketing;
- fraud prevention;
- vertical markets such as automotive and government; and
- emerging markets such as Asia Pacific and Eastern Europe.

Experian has a clear strategy to capitalise on these opportunities by building on its core businesses, selling value-added solutions and growing by targeted acquisitions.

In 2006, sales were up 27% at constant exchange rates and EBIT was up 29%, demonstrating the benefits of Experian's portfolio of businesses by product, by region and by market. There was also a balance between organic growth (which contributed 10% of the 27% sales increase) and acquisitions (which contributed 17%).

Experian was highly cash generative in 2006, converting all of its EBIT to operating cash flow. Acquisition spend in the year was about £775m, well above the average spend in the three previous years. Together, acquisitions made in the last three financial years are performing ahead of plan.

Experian continued to invest organically in its businesses during the year, in areas such as new products, establishing a stronger presence in selected regions and in its infrastructure. For example, new products, which contributed significantly to organic growth, include Triple Advantage in Consumer Direct and Hunter II, the anti-fraud system which recently won the Queen's Award for Innovation. Experian also recently launched Vantage Score in the US, a new credit score jointly developed by it and the two other US national credit reporting companies, which delivers for clients and consumers more consistent and predictive credit scores. In Asia Pacific, Experian now employs nearly 200 people – an increase of more than 50% over a year ago. This enables it to serve better both local and multi-national clients looking to expand into this fast-growing region.

Experian also continued to evolve its portfolio of businesses by further acquisitions and some closures. Experian made two large acquisitions during the year, both in the Interactive business. LowerMyBills.com, a leading US online generator of mortgage leads, was acquired for $330m plus earn-out in May 2005 and PriceGrabber.com, a leading US provider of online comparison shopping services, was purchased for $485m in December 2005. Both will benefit from the rapid growth in Internet usage by consumers and clients, as well as from the synergies available to them from being part of Experian in areas such as access to data, analytical tools and clients. Experian also invested via acquisition in other areas such as database marketing solutions (ClarityBlue), purchasing more US credit affiliate bureaux, enabling lending to small businesses (Baker Hill) and in the retail and property sectors (Footfall). In addition, Experian has recently announced its withdrawal from two markets which have become increasingly unattractive - incentive marketing websites in the US (via MetaReward) and large scale account processing in the UK.

In 2006, Experian continued to win contracts across the business. Some of these are from long-established major clients where Experian is extending the services it sells. One example is the recently announced multi-year, multi-million pound contract with HSBC, which will use Experian's decision analytics to support lending decisions around the world. In the US, Limited Brands, a top ten specialty retailer, extended its relationship with Experian, awarding it a multi-year, multi-million dollar contract for an integrated customer and prospect database across all sales channels. Other wins are in recently acquired companies such as ClarityBlue's three year, multi-million pound contract to support customer acquisition at BSkyB. Finally, Experian is gaining clients in new regions, such as Japan (JCB and Nicos) and Thailand (Bank of Siam).

Experian North America

12 months to 31 March	2006 £m	2005 £m	Growth at constant FX
Sales			
- Continuing activities	**1,000**	**712**	**36%**
- Discontinuing activities	2	12	na
- Total reported	1,002	724	34%
EBIT			
- Direct business	230.3	154.5	44%
- FARES	35.0	34.5	(2%)
- Continuing activities	**265.3**	**189.0**	**36%**
- Discontinuing activities	-	(0.1)	na
- Total reported	265.3	188.9	36%
EBIT margin			
- excluding FARES	23.0%	21.7%	
- including FARES	26.5%	26.5%	

In the year to 31 March 2006, Experian North America again delivered very strong sales and profit growth, reflecting the strength of its market position and the quality of its execution, enabling it to capitalise on strong market demand.

Operational review
Sales from continuing activities increased by 36% in dollars. Corporate acquisitions generated 23% of this growth, with 13% organic growth (H1: 18%; H2: 9%). In the current financial year, the contribution from acquisitions made to date is expected to increase sales growth by mid-single digits.

Credit Information and Solutions together grew sales by 14% excluding corporate acquisitions. The US consumer credit market was very strong during the year. For example, credit card solicitations were at an all time high in calendar year 2005, with 6 billion offers mailed – up 16% on 2004. This strong market, which is expected to moderate in the current year, benefited Experian's core credit operations. Experian also saw good growth in value-added products such as triggers and pre-screen. The FACT Act recovery charge, which anniversaried from 1 January 2006, contributed 3% to sales growth in Credit in the year.

There was double-digit organic growth in business credit, reflecting strength in the volume of business credit reports as well as growth in decision analytics in this market.

Marketing Information and Solutions together grew sales by 6% excluding acquisitions. There was renewed weakness across the direct marketing industry in the second half. This impacted Information sales at Experian, especially in the catalogue and reseller sectors. Marketing Solutions continued to trade well, especially in database solutions and email marketing. The success of CheetahMail, which sent nearly 11 billion email messages during the year, is a good example of how Experian repositions its portfolio of businesses to capitalise on high growth markets.

Experian Interactive contributed about 35% of sales in Experian North America in 2006, up from 22% in 2005. Sales in total more than doubled to $617m, with significant contributions from businesses acquired during the year. Excluding acquisitions, sales increased by 22%. Consumer Direct saw further strong growth of over 30%, driven by more new members, the success of new products such as Triple Advantage and increased revenue per member. Sales at MetaReward fell during the second half of the year. As previously announced, it has closed its incentive marketing websites, which operate in an increasingly unattractive market for both consumers and thus clients. These websites had sales of $70m and EBIT of $5m in the year to 31 March 2006.

Financial review
In dollars, sales from continuing activities were $1,789m, up 36% compared to last year. EBIT from direct businesses was $412m (2005: $286m), giving an improvement in EBIT margin of over one percentage point to 23.0%. This improvement reflects operational leverage from 13% organic sales growth and a favourable mix from strong Credit sales. These factors were stronger in the first half of the year than the second half. FACTA-related set-up costs which were incurred in the previous year were recovered during 2006. Experian North America also invested several million dollars in the latter part of the year in further improving its information infrastructure.

FARES, the 20%-owned real estate information associate, saw largely unchanged profits year-on-year at $63m (2005: $64m), reflecting the decline in the US mortgage refinancing market offset by continuing cost control.

The £/$ exchange rate moved from an average of $1.85 in the year to March 2005 to $1.79 in 2006. This increased reported sales by £33m in the year and EBIT by £9m.

Experian International

12 months to 31 March	**2006 £m**	**2005 £m**	**Growth at constant FX**
Sales			
- Continuing activities	**722**	**620**	**16%**
- Discontinuing activities	1	18	na
- Total reported	723	638	13%
EBIT			
- Continuing activities	**151.3**	**126.6**	**19%**
- Discontinuing activities	0.1	1.5	na
- Total reported	151.4	128.1	18%
EBIT margin	21.0%	20.4%	

Experian International, which accounts for over 40% of total Experian sales, had another good year, continuing its long and consistent record of double-digit sales and profit growth.

Operational review
Sales grew by 16% at constant exchange rates, of which 9% came from acquisitions and 7% was organic. The full year impact of acquisitions made to date is expected to increase sales growth by mid-single digits in 2007. Despite a slowdown in the growth of UK consumer lending, Experian's sales in the UK, which account for about 60% of its International revenues, still grew by 6% excluding acquisitions. This reflects the breadth of its portfolio by product and vertical market. Organic growth outside the UK was 8%.

Credit Information and Solutions increased sales by 8% excluding acquisitions. Although there was a decline in demand for products supporting new consumer credit applications in the UK, this was countered by strong sales growth in business-to-business sales, as well as significant growth from a small base in the government, telecomms and direct-to-consumer markets. Outside the UK, Italy, Asia Pacific, South Africa and Eastern Europe demonstrated double-digit growth in credit, especially in value-added decision solutions.

As already announced, with the market in decline, Experian will have withdrawn from large scale credit card and loan account processing in the UK by Autumn 2009. In the year to 31 March 2006, sales in UK account processing fell to about £44m generating EBIT of £20m. With the planned contraction of the business, profit will decline further over the next few years, with EBIT in the year to 31 March 2007 expected to be no more than half the 2006 level. The costs of withdrawal, all of which are cash, will be about £15m. These will be charged against EBIT in the year to 31 March 2007.

Marketing Information and Solutions grew sales by 9% excluding acquisitions. As expected, given the UK market background, there was some slowdown in marketing spend by financial services clients. This was compensated for by strong growth in CheetahMail, by public sector wins in QAS and by double-digit growth in Business Strategies in the UK and elsewhere.

Outsourcing sales grew by 4% in euros excluding acquisitions. Experian continued to win new contracts in both the more mature cheque processing area (now serving all five major French banks) as well as other back office functions, including a four year, multi-million euro contract with Prud'homales, building and running the electoral roll for French work council elections.

Financial review
Sales for continuing activities at Experian International increased by 16% at constant exchange rates. EBIT from continuing activities at £151.3m increased by 19% at constant rates, resulting in a 60 basis point improvement in the margin. This reflects operational leverage throughout the business, despite re-investment in new products and regions. In particular in the second half, Experian increased its revenue investment in Asia Pacific.

OTHER

Discontinued operations

12 months to 31 March	Sales		EBIT	
	2006 £m	2005 £m	2006 £m	2005 £m
Lewis	20	187	5.2	55.2
Burberry	472	715	94.1	161.3
Wehkamp	161	222	20.1	22.5
Total	**653**	**1,124**	**119.4**	**239.0**

A placing of GUS' remaining 50% stake in Lewis took place in May 2005, raising £140m. In December 2005, the demerger of the remaining 65% stake in Burberry Group plc was completed while in January 2006, Wehkamp, GUS' last home shopping business, was sold, raising £210m. As a result, all three businesses have been treated as discontinued operations and EBIT up until the date of disposal has been included in the 2006 results.

Net interest
At £36m, interest costs were £13m higher than last year, reflecting higher net debt levels largely resulting from the £820m spent on acquisitions. The reported net interest line benefits from the recharge to ARG Financial Services interest on its loan book (£18m), from £8m of income from a £140m loan note which did not form part of net debt, and from a credit to interest of £8m relating to the excess of the expected return on pension assets over the interest on pension liabilities (2005: £2m).

Since 31 March 2006, the Group has received £140m from the repayment of a loan note received as deferred consideration for the sale of Home Shopping.

Amortisation of acquisition intangibles
IFRS requires that, on acquisition, specific intangible assets are identified and recognised and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the year to 31 March 2006, this amortisation amounted to £37.0m which relates to Experian acquisitions undertaken since the Transition Date to IFRS of 1 April 2004. The charge for 2005 is now £11.6m, reflecting the amortisation of acquired intangible assets which had previously been classified as goodwill.

Store impairment charges
Following clearer IFRS interpretation becoming available, a store impairment charge has been taken in Homebase. Opening fixed assets at 1 April 2004 have been reduced by £36m, with a resulting fall in the depreciation charge in 2005 of £7.6m. There has been a further impairment charge in 2006 of £12.8m, which has been excluded from Benchmark PBT. The store impairment charge also triggers the creation of an onerous lease provision of £12m at 31 March 2004. Additional onerous lease provisions of £2.4m have now been provided for in the year ended 31 March 2005.

Exceptional items

12 months to 31 March	**2006 £m**	**2005 £m**
Profit on disposal of Lewis shares	35.7	23.6
Profit on disposal of Burberry shares	9.7	3.1
Costs incurred relating to the demerger of Burberry	(4.5)	-
Loss on disposal of Wehkamp	(19.3)	-
Loss on sale of other businesses	-	(30.2)
Costs incurred relating to Group demerger	(4.1)	-
Total	**17.5**	**(3.5)**

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs have been charged against EBIT in the divisions in which they were incurred. The exceptional items during the year were a profit on the disposal of Lewis and Burberry shares, a loss on the disposal of Wehkamp and various costs relating to the Burberry and Group demerger projects.

Fair value remeasurements
An element of the Group's hedges is ineffective under IFRS. Gains or losses on these arising from market movements are now charged or credited to the income statement. In the year to 31 March 2006, this amounted to a charge of £3m (with no comparable credit or charge as the Group had previously elected to defer implementation of IAS 32 and 39).

Pensions
The Group's net pension asset at 31 March 2006 was £18m after taking account of all post-retirement liabilities. In particular, its two Defined Benefit pension schemes had modest surpluses at 31 March 2006, totalling £58m, reversing their modest deficits a year earlier. This improvement came partly as a result of the Group making a further special contribution of £100m in March 2006 (£76m in March 2005).

Appendix

1. Restatement of 2005 income statement under IFRS

Since GUS restated its results for the year to 31 March 2005 under IFRS in June 2005, there has been clearer IFRS interpretation of certain accounting standards. The table below summarises the impact on the income statement of these further restatements. Further details can be found in the notes to the financial statements.

12 months to 31 March 2005 £m	**IFRS as reported June 2005**	**Lease adjustment[1]**	**Homebase store impairment charge[2]**	**Goodwill reclassification[3]**	**IFRS as restated**
Argos	305.0	(1.2)			303.8
Homebase	90.3		5.2		95.5
ARG FS	0.2				0.2
Total ARG	395.5	(1.2)	5.2		399.5
Total Experian	317.0				317.0
Central activities	(21.8)				(21.8)
Continuing operations	**690.7**	**(1.2)**	**5.2**		**694.7**
Discontinued operations	239.0				239.0
Total	**929.7**	**(1.2)**	**5.2**		**933.7**
Net interest	(23.7)				(23.7)
Benchmark PBT	**906.0**	**(1.2)**	**5.2**		**910.0**
Amortisation of acquisition intangibles	(4.1)			(7.5)	(11.6)
Store impairment charges	-				-
Exceptional items	(3.5)				(3.5)
Fair value remeasurements	-				-
Total	**898.4**	**(1.2)**	**5.2**	**(7.5)**	**894.9**
Taxation	(250.2)	0.5			(249.7)
Equity minority interests	(49.4)				(49.4)
Profit attributable to equity shareholders	**598.8**	**(0.7)**	**5.2**	**(7.5)**	**595.8**
Benchmark EPS	**61.5p**				**62.0p**
Basic EPS	**59.9p**				**59.6p**

1 2005 profit has been adjusted as a result of clearer guidance on certain elements of lease accounting, namely the treatment of Guaranteed Rental Uplifts payable on certain leased premises in Argos

2 Reflects lower depreciation charge of £7.6m in Homebase due to £36m store impairment on transition to IFRS at 1 April 2004, partly offset by an onerous lease provision of £2.4m

3 Reclassification of goodwill to acquisition intangibles and resulting amortisation charge

2. Additional information on Experian

Reported sales for Experian North America

12 months to 31 March	**2006 $m**	**2005 $m**	**Underlying change[1]**
Credit			
- Information	607	537	13%
- Solutions	169	130	15%
Total	776	667	14%
Marketing			
- Information	164	160	nc
- Solutions	232	192	10%
Total	396	352	6%
Interactive	617	296	22%
Continuing activities	**1,789**	**1,315**	**13%**
Discontinuing activities[2]	3	22	
Reported sales	**1,792**	**1,337**	

1 Excluding corporate acquisitions
2 Discontinuing activities in 2006 will be restated to reflect the closure of MetaReward's incentive marketing websites. See Appendix 3 for details

Reported sales for Experian International

12 months to 31 March	**2006 £m**	**2005 £m**	**Underlying change[1]**
Credit			
- Information	173	158	8%
- Solutions	206	189	8%
Total	379	347	8%
Marketing			
- Information	82	72	5%
- Solutions	124	69	13%
Total	206	141	9%
Outsourcing	143	138	4%
Eliminations	(6)	(6)	
Continuing activities	**722**	**620**	**7%**
Discontinuing activities[2]	1	18	
Reported sales	**723**	**638**	

1 Excluding acquisitions and at constant exchange rates
2 Discontinuing activities in 2006 will be restated to reflect the phased withdrawal from UK large scale account processing. See Appendix 3 for details

3. Experian continuing activities

In the year to 31 March 2006, Experian was analysed between continuing and discontinuing activities. Discontinuing activities were NuEdge and Real Estate Solutions in North America and call centres in International.

Subsequent to the year-end, a decision was taken to close MetaReward's incentive marketing websites (2006 sales £39m; EBIT £2.6m). Experian also announced its phased withdrawal from large scale UK account processing (2006 sales £44m; EBIT £20.1m). Both were included in continuing activities for the year to 31 March 2006.

Both these businesses will now be classified as discontinuing activities with effect from 1 April 2006. Future Trading Updates will report sales growth for continuing activities only, excluding both businesses.

The split of sales and EBIT for continuing activities by half is given below:

Sales

£m	**FY 2006**		
	First half	**Second half**	**Full year**
North America	442	519	961
International	319	359	678
Total continuing activities	**761**	**878**	**1,639**
North America	24	17	41
International	23	22	45
Total discontinuing activities	47	39	86
Total reported	808	917	1,725

EBIT

£m	**FY 2006**		
	First half	**Second half**	**Full year**
North America	125.2	137.5	262.7
International	63.2	68.0	131.2
Total continuing activities	**188.4**	**205.5**	**393.9**
North America	2.7	(0.1)	2.6
International	9.3	10.9	20.2
Total discontinuing activities	12.0	10.8	22.8
Total reported	200.4	216.3	416.7

4. Reconciliation of Benchmark PBT to Income Statement

12 months to 31 March		2006 £m		2005 £m
Benchmark PBT		**828.5**		**910.0**
Include: amortisation of acquisition intangibles		(37.0)		(11.6)
Include: store impairment charges		(12.8)		-
Include: exceptional items relating to continuing activities:				
- Costs relating to Group demerger	(4.1)		-	
- Loss on sale of other businesses	-		(6.9)	
		(4.1)		(6.9)
Include: financing fair value remeasurements		(2.8)		-
Include: tax expense on share of profits of associates		(0.8)		(1.1)
Exclude: EBIT of discontinued operations		(119.4)		(239.0)
Exclude: interest income of discontinued operations		(2.6)		(3.7)
Reported profit before tax[1]		**649.0**		**647.7**
Group tax expense[1]		(164.5)		(175.5)
Profit after tax[1]		484.5		472.2
Include: profit for the period from discontinued operations:				
- EBIT of discontinued operations	119.4		239.0	
- Interest income of discontinued operations	2.6		3.7	
- Exceptional items relating to discontinued operations:				
- Net profit on disposal of shares in Lewis	35.7		23.6	
- Loss on sale of other businesses	(14.1)		(20.2)	
- Tax expense on discontinued operations	(32.9)		(73.1)	
		110.7		173.0
Profit for the financial period		**595.2**		**645.2**
Equity minority interests		(25.6)		(49.4)
Profit attributable to equity shareholders		**569.6**		**595.8**

1 *As per Group income statement, for continuing operations only*

GUS plc

GROUP INCOME STATEMENT

for the year ended 31 March 2006

Continuing operations:	Notes	2006 £m	2005 £m
Sales	4	**7,262**	6,663
Cost of sales		**(4,103)**	(3,879)
Gross profit		**3,159**	2,784
Net operating expenses		**(2,505)**	(2,150)
Operating profit		**654**	634
Interest income		**98**	102
Interest expense		**(137)**	(130)
Financing fair value remeasurements		**(3)**	-
Net financing costs		**(42)**	(28)
Share of post tax profits of associates		**37**	42
Profit before tax	4	**649**	648
Group tax expense			
-UK		**(152)**	(163)
-Overseas		**(13)**	(13)
		(165)	(176)
Profit after tax for the financial year from continuing operations		**484**	472
Discontinued operations:			
Profit for the financial year from discontinued operations	7	**111**	173
Profit for the financial year		**595**	645
Profit attributable to:			
Equity shareholders in the parent company		**569**	596
Minority interests		**26**	49
Profit for the financial year		**595**	645
Earnings per share	9		
-Basic		**60.2p**	59.6p
-Diluted		**59.2p**	58.8p
Earnings per share from continuing operations			
-Basic		**51.2p**	47.2p
-Diluted		**50.4p**	46.7p

Non-GAAP measures

Reconciliation of profit before tax to Benchmark PBT

	Notes	2006 £m	2005 £m
Profit before tax	4	**649**	648
exclude: amortisation of acquisition intangibles	5	**37**	11
exclude: exceptional items relating to continuing operations	5	**4**	7
exclude: store impairment charges	5	**13**	-
exclude: financing fair value remeasurements	5	**3**	-
exclude: tax expense on continuing operations' share of profit of associates	4	**1**	1
include: EBIT of discontinued operations	7	**119**	239
include: net interest of discontinued operations	7	**3**	4
Benchmark PBT	4	**829**	910
Benchmark earnings per share	9		
-Basic		**62.3p**	62.0p
-Diluted		**61.3p**	61.2p
Dividend per share (including proposed final dividend)	8	**31.5p**	29.5p

GUS plc

GROUP BALANCE SHEET

at 31 March 2006

	2006 £m	2005 £m
ASSETS		
Non-current assets		
Goodwill	**3,068**	2,485
Other intangible assets	**532**	313
Property, plant and equipment	**959**	1,041
Investment in associates	**129**	110
Deferred tax assets	**314**	342
Retirement benefit assets	**18**	-
Trade and other receivables	**51**	454
Other financial assets	**91**	8
	5,162	4,753
Current assets		
Inventories	**883**	1,017
Trade and other receivables	**1,051**	1,134
Current tax assets	**119**	74
Other financial assets	**6**	31
Cash and cash equivalents	**221**	347
	2,280	2,603
Total assets	**7,442**	7,356
LIABILITIES		
Non-current liabilities		
Trade and other payables	**(83)**	(111)
Loans and borrowings	**(2,067)**	(1,676)
Deferred tax liabilities	**(201)**	(164)
Retirement benefit obligations	**-**	(112)
Other financial liabilities	**(8)**	-
	(2,359)	(2,063)
Current liabilities		
Trade and other payables	**(1,480)**	(1,600)
Loans and borrowings	**(174)**	(129)
Other financial liabilities	**(21)**	-
Current tax liabilities	**(276)**	(253)
	(1,951)	(1,982)
Total liabilities	**(4,310)**	(4,045)
Net assets	**3,132**	3,311
SHAREHOLDERS' EQUITY		
Share capital	**256**	254
Share premium	**97**	69
Other reserves	**(240)**	(246)
Retained earnings	**3,018**	2,978
Total shareholders' equity	**3,131**	3,055
Minority interests in equity	**1**	256
Total equity	**3,132**	3,311

GUS plc

GROUP CASH FLOW STATEMENT

for the year ended 31 March 2006

	2006 £m	2005 £m
Continuing operations:		
Cash flows from operating activities		
Operating profit	**654**	634
Loss on sale of businesses	**-**	7
Loss on sale of property, plant and equipment	**-**	1
Depreciation and amortisation	**295**	241
Credit in respect of share incentive schemes	**30**	37
Change in working capital	**(85)**	(124)
Interest paid	**(63)**	(60)
Interest received	**30**	26
Dividends received from associates	**27**	26
Tax paid	**(108)**	(170)
Net cash inflow from operating activities	**780**	618
Continuing operations:		
Cash flows from investing activities		
Purchase of property, plant and equipment	**(261)**	(258)
Sale of property, plant and equipment	**6**	18
Purchase of intangible assets	**(112)**	(109)
Sale of intangible assets	**2**	5
Purchase of non-current investments	**(28)**	(5)
Acquisition of subsidiaries, net of cash acquired	**(819)**	(176)
Disposal of subsidiaries	**360**	106
Net cash flows used in investing activities	**(852)**	(419)
Continuing operations:		
Cash flows from financing activities		
Purchase of treasury and ESOP shares	**(36)**	(222)
Issue of Ordinary shares	**29**	35
Sale of own shares	**20**	16
New borrowings	**375**	473
Repayment of borrowings	**(35)**	(355)
Capital element of finance lease rental payments	**(3)**	(5)
Equity dividends paid	**(284)**	(281)
Net cash flows used in financing activities	**66**	(339)
Net decrease in cash and cash equivalents - continuing operations	**(6)**	(140)
Net decrease in cash and cash equivalents - discontinued operations	**(173)**	(30)
Net decrease in cash and cash equivalents	**(179)**	(170)
Movement in cash and cash equivalents from continuing operations		
Cash and cash equivalents at 1 April - continuing operations	**84**	224
Net decrease in cash and cash equivalents	**(6)**	(140)
Exchange and other movements	**2**	-
Cash and cash equivalents at the end of the financial year - continuing operations	**80**	84

Non-GAAP measures

	2006 £m	2005 £m
Reconciliation of net decrease in cash and cash equivalents to movement in net debt		
Net debt at 1 April - as reported	**(1,427)**	(1,200)
Cash and cash equivalents at 1 April - discontinued operations	**(173)**	(203)
Other financial assets at 1 April - discontinued operations	**(31)**	(31)
Net debt at 1 April - continuing operations	**(1,631)**	(1,434)
Net decrease in cash and cash equivalents	**(6)**	(140)
Increase in debt	**(337)**	(113)
Exchange and other movements	**-**	56
Net debt at end of year - continuing operations	**(1,974)**	(1,631)

GUS plc

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 March 2006

	2006 £m	2005 £m
Net income/(expense) recognised directly in equity		
Cash flow hedges	**(2)**	-
Net investment hedges	**(9)**	-
Fair value gains in the year	**2**	6
Actuarial gains/(losses) in respect of defined benefit pension schemes	**7**	(5)
Currency translation differences	**14**	3
Recycled cumulative exchange loss in respect of divestments	**3**	3
Tax credit in respect of items taken directly to equity	**5**	7
Net income recognised directly in equity	**20**	14
Profit for the financial year	**595**	645
Net income recognised for the year	**615**	659
Cumulative adjustment for the implementation of IAS 39	**12**	-
Total income recognised for the year	**627**	659
Net income recognised for the year attributable to:		
Equity shareholders in the parent company	**586**	610
Minority interests	**29**	49
Net income recognised for the year	**615**	659

Cumulative adjustment for the implementation of IAS 39 attributable to:	
Equity shareholders in the parent company	**10**
Minority interests	**2**
Total	**12**

GROUP RECONCILIATION OF MOVEMENTS IN EQUITY

for the year ended 31 March 2006

	Notes	**2006 £m**	2005 £m
Total equity at 1 April		**3,311**	3,019
Cumulative adjustment for the implementation of IAS 39	11	**12**	-
Equity as restated at 1 April		**3,323**	3,019
Profit for the financial year		**595**	645
Net income recognised directly in equity for the financial year		**20**	14
Employee share option schemes:			
- value of employee services		**35**	35
- proceeds from shares issued		**30**	35
(Decrease)/increase in minority interests arising due to corporate transactions		**(277)**	62
Shares cancelled on purchase		**-**	(31)
Purchase of treasury and ESOP shares		**(16)**	(176)
Equity dividends paid during the year	8	**(284)**	(281)
Dividend in specie relating to the demerger of Burberry Group plc	8	**(287)**	-
Dividends paid to minority shareholders		**(7)**	(11)
Total equity at end of financial year		**3,132**	3,311
Attributable to:			
Equity shareholders in the parent company		**3,131**	3,055
Minority interests		**1**	256
Total equity at end of financial year		**3,132**	3,311

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 March 2006

1. Basis of preparation

The financial information set out in this announcement does not constitute the Group's statutory financial statements for the years ended 31 March 2006 or 31 March 2005 but is derived from the 31 March 2006 financial statements. The Group Annual Report and Financial Statements for 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies and the Group Annual Report and Financial Statements for 2006, prepared under IFRS, will be delivered to the Registrar of Companies in due course. The auditors have reported on those financial statements and have given an unqualified report which does not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

The comparative information presented in this document has been restated for IFRS except for the adoption of IAS 32 and IAS 39 where implementation was deferred until 1 April 2005. A reconciliation between UK GAAP and IFRS for the year ended 31 March 2005 is provided in note 13 below.

For the year ended 31 March 2006, the Group has prepared its financial statements under International Financial Reporting Standards (IFRS) adopted for use in the European Union. These are those Standards, subsequent amendments, future Standards and related interpretations issued and adopted by the International Accounting Standards Board (IASB) that have been endorsed by the European Commission at the year end.

This preliminary announcement has been prepared in accordance with the Listing Rules of the UK Listing Authority, and with IFRS compliant accounting policies that have been followed in preparing the Group's financial statements for the year ended 31 March 2006. The IFRS compliant accounting policies were published in full on 14 June 2005 and are available on the Group's website, at www.gusplc.com/gus/investors/ifrs. In developing its accounting policies, the Group anticipated that the amendment to IAS 19 "Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosure" would be endorsed for use in the EU, which it was.

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year commencing on 1 April 2005, making an adjustment to opening equity. The adjustment required as at 1 April 2005 is set out in note 11 below.

The Group financial statements incorporate the results of the Company and its subsidiary undertakings for the financial year to 31 March 2006 with the exception of Homebase where the Group includes its results for the financial year to the end of February. This is done to facilitate comparability to avoid distortions related to the timing of Easter.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

1. Basis of preparation (continued)

Use of Non-GAAP measures

GUS has identified certain measures that it believes provide additional useful information on the performance of the Group. This approach is comparable with that previously used but as the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance.

The following are the Non-GAAP measures identified by the Group:

Benchmark Profit Before Tax (Benchmark PBT)

Benchmark PBT is defined as profit before amortisation of acquisition intangibles, store impairment charges, exceptional items, financing fair value remeasurements and taxation. It includes the Group's share of associates' pre-tax profit and the pre-tax profits or losses of discontinued operations up to the date of disposal or closure.

Earnings Before Interest and Tax (EBIT)

EBIT is defined as profit before amortisation of acquisition intangibles, store impairment charges, exceptional items, net financing costs and taxation and includes the Group's share of pre-tax profits of associates.

Benchmark Earnings per Share (Benchmark EPS)

Benchmark EPS represents Benchmark PBT less attributable taxation and minority interests divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Group.

Exceptional items

The separate reporting of exceptional items that are non-recurring costs gives an indication of the underlying performance of the Group. The only costs treated as exceptional items are those associated with the disposal, demerger or closure of businesses. All other restructuring costs are charged against EBIT in the divisions in which they are incurred.

Net debt

Net debt is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases.

2. Taxation

The effective rate of tax is 25.4% (2005: 27.2%) based on the profit before tax of £649m (2005: £648m). The effective rate of tax based on Benchmark PBT of £829m (2005: £910m) is 25.6% (2005: 26.3%).

3. Foreign currency

The principal exchange rates used were as follows:	Average		Closing	
	2006	2005	**2006**	2005
US dollar	**1.79**	1.85	**1.74**	1.88
Euro	**1.46**	1.47	**1.44**	1.45

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the income statement is translated into sterling at average rates of exchange.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

4. Segmental information (primary segments)

Year ended 31 March 2006

	Continuing operations								
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Central Activities £m	Total continuing £m	Discontinued operations £m	Total Group £m
Sales									
Total sales	3,893	1,562	93	**5,548**	**1,725**	**-**	**7,273**	**653**	**7,926**
Inter-segment sales[1]	-	-	-	**-**	**(11)**	**-**	**(11)**	**-**	**(11)**
Sales to external customers	3,893	1,562	93	**5,548**	**1,714**	**-**	**7,262**	**653**	**7,915**
Profit									
EBIT[2]	291	52	6	**349**	**417**	**(20)**	**746**	**119**	**865**
Net interest	-	-	-	**-**	**-**	**(39)**	**(39)**	**3**	**(36)**
Benchmark PBT	291	52	6	**349**	**417**	**(59)**	**707**	**122**	**829**
Exceptional items	-	-	-	**-**	**-**	**(4)**	**(4)**	**22**	**18**
Amortisation of acquisition intangibles	-	-	-	**-**	**(37)**	**-**	**(37)**	**-**	**(37)**
Store impairment charges	-	(13)	-	**(13)**	**-**	**-**	**(13)**	**-**	**(13)**
Financing fair value remeasurements	-	-	-	**-**	**-**	**(3)**	**(3)**	**-**	**(3)**
Exceptional and other adjustment items (note 5)	-	(13)	-	**(13)**	**(37)**	**(7)**	**(57)**	**22**	**(35)**
Tax expense on share of profit of associates	-	-	-	**-**	**(1)**	**-**	**(1)**	**-**	**(1)**
Profit before tax	291	39	6	**336**	**379**	**(66)**	**649**	**144**	**793**
Group tax expense							**(165)**	**(33)**	**(198)**
Profit for the financial year							**484**	**111**	**595**

[1] Inter-segment sales represents sales between Experian and Financial Services.
[2] EBIT as presented for Experian includes its share of pre-tax profits of associates.

Discontinued operations comprise the businesses Burberry, Lewis and Wehkamp which were all individual segments. Additional information on these segments is shown in note 7 below.

Year ended 31 March 2005

	Continuing operations								
	Argos £m	Homebase £m	Financial Services £m	ARG Total £m	Experian £m	Central Activities £m	Total continuing £m	Discontinued operations £m	Total Group £m
Sales									
Total sales	3,652	1,580	81	**5,313**	**1,362**	**-**	**6,675**	**1,124**	**7,799**
Inter-segment sales[1]	-	-	-	**-**	**(12)**	**-**	**(12)**	**-**	**(12)**
Sales to external customers	3,652	1,580	81	**5,313**	**1,350**	**-**	**6,663**	**1,124**	**7,787**
Profit									
EBIT[2]	304	96	-	**400**	**317**	**(22)**	**695**	**239**	**934**
Net interest	-	-	-	**-**	**-**	**(28)**	**(28)**	**4**	**(24)**
Benchmark PBT	304	96	-	**400**	**317**	**(50)**	**667**	**243**	**910**
Exceptional items	-	-	-	**-**	**(7)**	**-**	**(7)**	**3**	**(4)**
Amortisation of acquisition intangibles	-	-	-	**-**	**(11)**	**-**	**(11)**	**-**	**(11)**
Exceptional and other adjustment items (note 5)	-	-	-	**-**	**(18)**	**-**	**(18)**	**3**	**(15)**
Tax expense on share of profit of associates	-	-	-	**-**	**(1)**	**-**	**(1)**	**-**	**(1)**
Profit before tax	304	96	-	**400**	**298**	**(50)**	**648**	**246**	**894**
Group tax expense							**(176)**	**(73)**	**(249)**
Profit for the financial year							**472**	**173**	**645**

[1] Inter-segment sales represents sales between Experian and Financial Services.
[2] EBIT as presented for Experian includes its share of pre-tax profits of associates.

Discontinued operations comprise the businesses Burberry, Lewis and Wehkamp which were all individual segments. Additional information on these segments is shown in note 7 below. The segmental information at 31 March 2005 has been adjusted from that previously published as a result of clearer IFRS interpretation becoming available. Note 13 below explains these adjustments.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

5. Exceptional and other adjustment items

	2006 £m	2005 £m
Exceptional items		
Continuing operations:		
Costs incurred relating to the planned Group demerger	**(4)**	-
Loss on sale of businesses	**-**	(7)
	(4)	(7)
Discontinued operations (note 7):		
Profit on disposal of Lewis Group	**36**	24
Loss on disposal of Wehkamp	**(19)**	-
Profit on disposal of shares in Burberry	**10**	3
Costs incurred relating to the demerger of Burberry	**(5)**	-
Loss on disposal of other discontinued operations	**-**	(24)
	22	3
Total exceptional items	**18**	(4)
Other adjustment items		
Continuing operations:		
Amortisation of acquisition intangibles	**(37)**	(11)
Store impairment charges	**(13)**	-
Financing fair value remeasurements	**(3)**	-
Total other adjustment items	**(53)**	(11)
Total exceptional and other adjustment items	**(35)**	(15)

Exceptional items

The profit on the disposal of Lewis Group relates to the placing of GUS' remaining 50% stake in May 2005. *The profit in the prior year relates to the Initial Public Offering of Lewis Group in September* 2004. The loss on disposal of Wehkamp relates to the sale of the business in January 2006.

The income in respect of Burberry shares in both years included that arising from the exercise or lapse of awards under executive share schemes, together with that arising on the sale of certain shares at the time of the demerger in December 2005. The costs incurred relating to the demerger of Burberry are treated as an exceptional item. The loss on sale of continuing businesses in the prior year was principally in respect of the sale by Experian of two small non-core operations.

Other exceptional items were costs in relation to the Group demerger of £4m. The prior year loss on disposal of other discontinued operations is explained in note 7 below.

Other adjustment items

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. As permitted by IFRS, acquisitions prior to 1 April 2004 have not been restated. As it did with goodwill under UK GAAP, the Group has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgements about their value and economic life.

As a result of clearer IFRS interpretation on impairment reviews, Argos Retail Group now perform store impairment tests on a store by store basis and this has led to an impairment charge at Homebase of £13m in 2006 (2005: nil).

An element of the Group's derivatives is ineffective under IFRS. Gains or losses on these derivatives arising from market movements are credited or charged to financing fair value remeasurements in the income statement.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

6. Acquisitions, demerger of Burberry and disposals

(a) Acquisitions for the year ended 31 March 2006

On 5 May 2005 the Group acquired 100% of the issued share capital of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the US. On 14 December 2005 the Group acquired 100% of the issued share capital of PriceGrabber.com, a leading provider of online comparison shopping services in the US.

During the year ended 31 March 2006, the Group made several other acquisitions, none of which are considered individually material to the Group. Most of these were made by Experian, including three US-based affiliate credit bureaux, ClassesUSA, Baker Hill and Vente in North America, and ClarityBlue and FootFall in the UK. Also in the UK, Argos acquired 33 former Index stores and the Index brand from Littlewoods Limited.

In aggregate, it is estimated that the acquired businesses contributed revenues of £261m and profit after tax of £16m to the Group for the periods from their respective acquisition dates to 31 March 2006. If these acquisitions had been completed on 1 April 2005, Group revenues from the acquired businesses for the year have been estimated at £398m. Due to the acquired entities using different accounting policies prior to acquisition, previously reporting to different period ends and, in certain cases, preparing financial information on a cash basis prior to acquisition, it has been impracticable to estimate the impact on Group profit had they been owned from 1 April 2005.

Details of the net assets acquired and the provisional goodwill are as follows:

	LowerMyBills.com		PriceGrabber.com		Other acquisitions		Total	
	Book value £m	Fair value £m	Book value £m	Fair value £m	Book value £m	Fair value £m	Book value £m	Fair value £m
Intangible assets	-	44	-	81	1	95	1	220
Property, plant and equipment	1	1	1	1	6	6	8	8
Deferred tax assets	8	-	-	-	10	-	18	-
Inventories	-	-	-	-	1	2	1	2
Trade and other receivables	10	10	4	4	27	24	41	38
Cash, net of overdrafts	4	4	1	1	(5)	(5)	-	-
Other financial assets	1	1	1	1	6	6	8	8
Trade and other payables	(14)	(14)	(4)	(4)	(28)	(34)	(46)	(52)
Deferred tax liabilities	-	(10)	-	-	-	(12)	-	(22)
	10	36	3	84	18	82	31	202
Goodwill		177		193		309		679
		213		277		391		881
Satisfied by:								
Cash		181		276		355		812
Acquisition expenses		6		1		4		11
Deferred consideration		26		-		32		58
		213		277		391		881

In the Group cash flow statement £4m of acquisitions made by Burberry have been shown within the cash flows of discontinued operations.

The fair values set out above contain certain provisional amounts which will be finalised no later than one year after the date of acquisition. Goodwill represents the synergies, assembled workforce and future growth potential of the businesses acquired.

6. Acquisitions, demerger of Burberry and disposals (continued)

(b) Demerger of Burberry Group plc

At an Extraordinary General Meeting on 13 December 2005, the shareholders of GUS plc approved the demerger of the Group's remaining 65% interest in Burberry Group plc. On demerger, the Company declared a dividend in specie, which was satisfied by the Group's shares in Burberry Group plc. The dividend in specie represents the Group's share of the net assets of Burberry Group plc.

The Group's share of the net assets of Burberry Group plc at the date of demerger was as follows:

	£m
Intangible assets	**134**
Property, plant and equipment	**162**
Deferred tax assets	**16**
Inventories	**134**
Trade and other receivables	**110**
Other financial assets	**4**
Cash and cash equivalents	**97**
Trade and other payables	**(176)**
Current tax payable	**(19)**
Deferred tax liabilities	**(18)**
Equity minority interests	**(157)**
Group's share of net assets of Burberry Group plc on demerger	**287**

The costs associated with the Burberry demerger of £5m were charged against discontinued operations in the Group income statement.

(c) Disposal of subsidiaries for the year ended 31 March 2006

Details of the subsidiaries disposed of during the financial year are given in note 7. The net assets disposed of and the consideration received are as follows:

	Lewis Group £m	Wehkamp £m	**Total £m**
Intangible assets	-	2	**2**
Property, plant and equipment	12	14	**26**
Deferred tax assets	-	6	**6**
Inventories	14	19	**33**
Trade and other receivables	168	378	**546**
Other assets	35	4	**39**
Cash and cash equivalents	14	-	**14**
Trade and other payables	(20)	(172)	**(192)**
Retirement benefit obligations	(4)	(21)	**(25)**
Other financial liabilities	(15)	-	**(15)**
Current tax liabilities	(12)	-	**(12)**
Equity minority interests	(91)	-	**(91)**
Net assets disposed	101	230	**331**
Net proceeds received	142	220	**362**
Costs	(2)	(9)	**(11)**
Recycled cumulative exchange loss	(3)	-	**(3)**
Profit/(loss) on disposal	36	(19)	**17**
Cash flow from disposals			
Proceeds received	142	220	**362**
Costs paid	(2)	(5)	**(7)**
Net cash inflow	140	215	**355**

In the Group cash flow statement, £5m of proceeds in respect of the sale of Burberry shares (net of demerger costs) are included in the cash flows on disposal of subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

7. Discontinued operations

The results for discontinued operations were as follows:

	2006 £m	2005 £m
Sales:		
Burberry	**472**	715
Wehkamp	**161**	222
Lewis Group	**20**	187
	653	1,124
EBIT:		
Burberry	**94**	161
Wehkamp	**20**	23
Lewis Group	**5**	55
Total EBIT	**119**	239
Exceptional item - profit on Initial Public Offering of Lewis Group	**-**	24
Net interest income	**3**	4
Profit before tax of discontinued operations	**122**	267
Tax charge in respect of pre-tax profit	**(33)**	(73)
Profit after tax of discontinued operations	**89**	194
Gains/(losses) on disposal of discontinued operations:		
Gain on Burberry shares	**10**	3
Costs incurred relating to the demerger of Burberry	**(5)**	-
Loss on disposal of Wehkamp	**(19)**	-
Profit on disposal of Lewis Group	**36**	-
Home shopping and Reality businesses	**-**	(24)
Gains/(losses) on disposal	**22**	(21)
Tax charge in respect of gains/(losses) on disposal	**-**	-
Profit/(loss) after tax on disposal	**22**	(21)
Profit for the financial year from discontinued operations	**111**	173

On 19 May 2005, the Group announced the sale of its remaining 50% interest in Lewis Group Limited and on 13 December 2005 divested its remaining 65% interest in Burberry Group plc. On 19 January 2006, the Group sold Wehkamp, the leading home shopping brand in the Netherlands. As a result, these operations have been reclassified as discontinued.

The disposal of the home shopping and Reality businesses took place in May 2003, and provision for the loss on disposal was made in the financial statements for the year ended 31 March 2003, with a further charge relating to professional fees and other costs associated with the transaction being made the following year. Following agreement of the completion statements and the settlement of certain warranty claims, a further charge was made in the year ended 31 March 2005 reflecting full and final settlement of all claims that have arisen from the disposal of these businesses. The related interest bearing loan of £140m was repaid in full in April 2006 by March UK Limited, being the element of deferred consideration in respect of this disposal.

The cash flows attributable to discontinued operations comprise:

	2006 £m	2005 £m
From operating activities	**(43)**	55
From investing activities	**(122)**	(74)
From financing activities	**(8)**	(11)
Net decrease in cash and cash equivalents in discontinued operations	**(173)**	(30)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

8. Dividend

	2006 pence per share	**2006 £m**	2005 pence per share	2005 £m
Amounts recognised and paid as distributions to equity holders during the year				
Interim	**9.6**	**82**	9.0	90
Final	**20.5**	**202**	19.0	191
Ordinary dividends paid on equity shares	**30.1**	**284**	28.0	281
Dividend in specie relating to the demerger of Burberry Group plc	**-**	**287**	-	-
Proposed final dividend for the year ended 31 March	**21.9**	**187**	20.5	203

The proposed final dividend is not included as a liability in these financial statements and will be paid on 4 August 2006 to shareholders on the Register at the close of business on 7 July 2006.

9. Basic and diluted earnings per share

The calculation of basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders of the Company by the weighted average number of Ordinary shares in issue during the year (excluding own shares held in Treasury and in the ESOP trust, which are treated as cancelled).

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes. The earnings figures used in the calculations are unchanged for diluted earnings per share.

During the year the Group demerged its remaining interest in Burberry. This was followed by a share consolidation which reduced the number of shares in issue to 849m. As a result of the share consolidation the earnings per share numbers shown below are comparable in 2005 and 2006.

Basic earnings per share:	**2006 pence**	2005 pence
Continuing operations	**51.2**	47.2
Discontinued operations	**9.0**	12.4
Continuing and discontinued operations	**60.2**	59.6
Add back of exceptional and other adjustment items, net of tax (note 5)	**2.1**	1.6
Adjustment between effective and actual rates of taxation*	**-**	0.8
Benchmark earnings per share	**62.3**	62.0
Diluted earnings per share:		
Continuing operations	**50.4**	46.7
Discontinued operations	**8.8**	12.1
Continuing and discontinued operations	**59.2**	58.8
Benchmark earnings per share	**61.3**	61.2

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

9. Basic and diluted earnings per share (continued)

Earnings	2006 £m	2005 £m
Continuing operations	**484**	472
Discontinued operations	**85**	124
Continuing and discontinued operations	**569**	596
Add back of exceptional and other adjustment items, net of tax (note 5)	**21**	16
Adjustment between effective and actual rates of taxation*	**-**	8
Benchmark earnings	**590**	620

	2006 m	2005 m
Weighted average number of Ordinary shares in issue during the year	**946.7**	1,000.1
Dilutive effect of share incentive awards	**15.0**	12.6
Diluted weighted average number of Ordinary shares in issue during the year	**961.7**	1,012.7

* The tax charge used in the calculation of the effective tax rate is based on Benchmark PBT.

10. Analysis of Group net debt

	2006 £m	2005 £m
Cash and cash equivalents (net of overdrafts)	**80**	259
Available for sale assets – current	**-**	31
Derivatives hedging loans and borrowings	**46**	-
Debt due within one year	**(29)**	(35)
Finance leases	**(5)**	(8)
Debt due after more than one year	**(2,066)**	(1,674)
Net debt at end of year	**(1,974)**	(1,427)
Continuing operations	**(1,974)**	(1,631)
Discontinued operations	**-**	204
Net debt at end of year	**(1,974)**	(1,427)

Net debt at 31 March 2006 is stated after deducting £46m in respect of the fair value of derivatives related to the Group's borrowings.

11. Transitional adjustment on first time adoption of IAS 32 and IAS 39

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year commencing on 1 April 2005, with an appropriate adjustment recognised in opening equity.

The principal impact of IAS 32 and IAS 39 on the Group's financial statements relates to the recognition of derivative financial instruments at fair value. Financial assets and liabilities which arise on derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value, with the changes in value reflected through the income statement. The accounting treatment of derivatives which qualify for hedge accounting depends on how they are designated. The different accounting treatments are explained below:

Fair value hedges
The Group uses interest rate and cross currency swaps to hedge the exposure to interest rates and currency movements of its loans and borrowings. Under UK GAAP, interest amounts payable or receivable in respect of derivative financial instruments held for hedging interest rate and currency movements on loans and borrowings were recognised as adjustments to net interest over the period of the derivative contract. Derivative financial instruments were not recognised at fair value in the balance sheet.

Under IAS 39, derivative financial instruments which meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value, with corresponding fair value movements recognised in the income statement.

Cash flow hedges
The Group hedges the foreign currency exposure on inventory purchases. Under UK GAAP, foreign currency derivatives were held off balance sheet. Under IAS 39, derivative financial instruments which qualify for cash flow hedging are recognised on the balance sheet at fair value, with corresponding fair value changes deferred in equity.

Net investment hedges
The gains or losses on the translation of currency borrowings and foreign exchange contracts used to hedge the Group's net investments in foreign entities are recognised in equity. Provided the hedging requirements of IAS 39 are met and the hedging relationship is fully effective, this treatment does not differ from UK GAAP.

The effect of adopting IAS 32 and IAS 39 on the balance sheet as at 1 April 2005 is as follows:

	31 March 2005 £m	Transition adjustment £m	1 April 2005 £m
Current assets			
Other financial assets	31	36	67
	31	36	67
Current liabilities			
Trade and other payables	(1,600)	(3)	(1,603)
Other financial liabilities	-	(5)	(5)
	(1,600)	(8)	(1,608)
Non-current liabilities			
Loans and borrowings	(1,676)	(11)	(1,687)
Deferred tax liabilities	(164)	(5)	(169)
	(1,840)	(16)	(1,856)
Other assets and liabilities	6,720	-	6,720
Total equity	**3,311**	**12**	**3,323**

12. Retirement benefit assets/obligations

The Group operates pension plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees.

Pension arrangements for UK employees are operated principally through two defined benefit schemes (the GUS Pension Scheme and the Argos Pension Scheme) and one defined contribution scheme (the GUS Money Purchase Plan). In other countries, benefits are determined in accordance with local practice and regulations and funding is provided accordingly.

The GUS and Argos defined benefit schemes have rules which specify the benefits to be paid and are financed accordingly with assets being held in independently administered funds. A full actuarial funding valuation of these schemes is carried out every three years with interim reviews in the intervening years. The latest full actuarial funding valuation of each of the schemes was carried out as at 31 March 2004 by independent, qualified actuaries, Watson Wyatt Limited, using the projected unit method.

Principal assumptions

The valuations used for IAS 19 have been based on the most recent actuarial funding valuations and have been updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes at 31 March 2006. The principal actuarial assumptions used to calculate the present value of the UK defined benefit obligations were as follows:

	2006	2005
	%	%
Rate of inflation	**2.9**	2.9
Rate of increases for salaries	**4.7**	4.7
Rate of increase for pensions in payment and deferred pensions	**2.9**	2.9
Rate of increase for medical costs	**6.5**	6.5
Discount rate	**4.9**	5.4

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £23m and the annual UK current service cost would decrease/increase by approximately £1m.

The IAS 19 valuation assumes that mortality will be in line with standard tables for males and females. An allowance is also made for anticipated future improvements in life expectancy, by assuming that the probability of death occurring at each age will decrease by 0.25% each year. Overall, the average expectation of life on retirement in normal health is assumed to be:

- 18.9 years at age 65 for a male currently aged 65
- 22.0 years at age 65 for a female currently aged 65
- 19.6 years at age 65 for a male currently aged 50
- 22.9 years at age 65 for a female currently aged 50

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

12. Retirement benefit assets/obligations (continued)

Movement in the defined benefit assets/(obligations) during the year

The movement in the defined benefit assets/(obligations) during the year was as follows:

	UK		Overseas		Total	
	2006	2005	**2006**	2005	**2006**	2005
	£m	£m	**£m**	£m	**£m**	£m
Obligations in schemes at beginning of the year	**(101)**	(155)	**(11)**	(23)	**(112)**	(178)
Current service cost	**(36)**	(32)	**(3)**	(4)	**(39)**	(36)
Interest on schemes' liabilities	**(49)**	(46)	**(2)**	(8)	**(51)**	(54)
Expected return on schemes' assets	**56**	47	**2**	8	**58**	55
Settlement gain in respect of unfunded liabilities of home shopping and Reality businesses	**-**	4	**-**	-	**-**	4
Actuarial gain/(loss) recognised	**25**	(19)	**(18)**	1	**7**	(18)
Disposal of subsidiaries	**-**	-	**25**	-	**25**	-
Contributions paid	**128**	100	**2**	15	**130**	115
Surplus/(deficit) in schemes at end of the year	**23**	(101)	**(5)**	(11)	**18**	(112)

Contributions include a special contribution of £100m paid into the Argos Pension Scheme in March 2006 and special contributions paid into the Argos Pension Scheme (£50m) and the GUS Pension Scheme (£26m) in March 2005.

13. Summary of the impact of IFRS on the comparative periods

Detailed indicative disclosures in respect of the effect of IFRS on the reported position and results for the year ended 31 March 2005 were issued on 14 June 2005, and are available on the Company website at www.gusplc.com/gus/investors/ifrs. A summary of the impact of IFRS on certain key reported figures is set out below. Since that date, Burberry and Wehkamp have been reclassified as discontinued operations (note 7), and some further adjustments have been made as a result of clearer IFRS interpretation becoming available. The effect of these changes on the IFRS financial statements is shown below.

Adjustments to comparative information issued on 14 June 2005

As set out in note 5, the results for the year ended 31 March 2005 have been adjusted as a result of clearer guidance now available with regard to cash generating units. It has been the policy of Argos Retail Group to use a geographic clustering approach when looking at whether store assets should be impaired, but emerging practice requires impairment reviews to be performed on a store by store basis. As a result of this change, there is an impairment charge at Homebase of £36m, relating to the balance sheet at 31 March 2004 on transition to IFRS. There was no impairment charge in the year ended 31 March 2005. The store impairment charge also triggers the creation of an onerous lease provision of £12m at 31 March 2004. Additional onerous lease provisions of £2m were provided for in the year ended 31 March 2005.

The results for the year ended 31 March 2005 have also been adjusted as a result of clearer guidance now available on the accounting treatment of 'Guaranteed Rental Uplifts' payable on certain leased premises. Such uplifts are now recognised on a straight-line basis over the length of the lease. The effect has been to reduce the retained earnings reserve and net assets by £2m at 31 March 2005 (2004: £1m) and to reduce profit for the year ended 31 March 2005 by £1m.

Other adjustments to the 2005 restatement to IFRS published in June 2005 relate to taxation and acquisition intangibles. The taxation liabilities of £26m (2004: £26m) relate to share schemes and properties acquired with corporate acquisitions. £8m of acquisition intangibles have been reclassified from goodwill and these intangibles have now been fully amortised with £8m charged to the income statement in 2005.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

13. Summary of the impact of IFRS on the comparative periods (continued)

Group income statement
Reported sales are reduced due to the different presentation required under IFRS in respect of discontinued operations. This restatement is set out in the segmental analysis at note 4 above. IFRS adjustments in respect of other key items within the Group income statement are as follows:

		Year ended 31 March 2005		
	Note	Operating profit £m	Profit before tax £m	Profit for the financial year £m
As reported under UK GAAP		**680**	**693**	**423**
IFRS reclassifications:				
Lewis Group	a	(55)	(79)	-
Other discontinued operations	a	-	27	-
Tax expense of associates		-	(1)	-
Minority interests	b	-	-	49
		(55)	(53)	49
IFRS remeasurements:				
Share based payments	c	(7)	(7)	(7)
Catalogue costs	d	(1)	(1)	(1)
Reversal of goodwill amortisation	e	207	207	207
Amortisation of acquisition intangibles	e	(4)	(4)	(4)
Interest earned on pension scheme assets	f	-	2	2
Deferred tax charges	g	-	-	(29)
Other		3	6	8
		198	203	176
As reported under IFRS on 14 June 2005		**823**	**843**	**648**
Further adjustments:				
Reclassification of Burberry (note 7)		(164)	(169)	-
Reclassification of Wehkamp (note 7)		(22)	(23)	-
Adjustment for depreciation on store impairment charges		8	8	8
Adjustment for onerous leases		(2)	(2)	(2)
Adjustment for further amortisation of acquisition intangibles		(8)	(8)	(8)
Adjustment for guaranteed rental uplifts		(1)	(1)	(1)
As reported under IFRS, as restated		**634**	**648**	**645**

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

13. Summary of the impact of IFRS on the comparative periods (continued)

Group balance sheet	Note	31 March 2005 £m	1 April 2004 £m
Capital employed as reported under UK GAAP		**3,070**	**2,971**
Pension liabilities	f	(226)	(227)
Catalogue costs	d	(15)	(14)
Lease incentives	h	(34)	(34)
Amortisation of acquisition intangibles	e	(4)	-
Reversal of UK GAAP goodwill amortisation charged after transition	e	207	-
Goodwill impairment on transition		(3)	(3)
Deferred taxation	g	186	210
Dividends	i	203	191
Other		-	(5)
		314	118
As reported under IFRS on 14 June 2005		**3,384**	**3,089**
Further adjustments:			
Adjustment for store impairment charges, net of depreciation		(23)	(31)
Adjustment for amortisation of acquisition intangibles		(8)	-
Adjustment for recognition of taxation liabilities		(26)	(26)
Adjustment for onerous leases		(14)	(12)
Adjustment for guaranteed rental uplifts		(2)	(1)
As reported under IFRS, as restated		**3,311**	**3,019**

Notes

a Under IFRS, the Group income statement down to profit after tax excludes the results of discontinued operations.

b The concept of a group differs under IFRS and minority interests are regarded as equity holders of the Group. Thus rather than deducting a minority interest in arriving at profit for the financial year, the profit for the year is instead attributed to the different types of equity holders.

c IFRS requires that the fair value of all share-based payments is charged to the income statement over the vesting period. Depending on the type of scheme concerned, the recognition, or timing, or both, of the charges to profit may differ compared with UK GAAP.

d Under UK GAAP, catalogue costs were expensed over the period in which the catalogues generated revenue. These costs are expensed as incurred under IFRS.

e Goodwill amortisation charged under UK GAAP after the transition date, 1 April 2004, is reversed in the IFRS financial statements. Goodwill will be subject to an annual impairment review. IFRS also requires that, on acquisition, specific intangible assets are identified and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

for the year ended 31 March 2006

13. Summary of the impact of IFRS on the comparative periods (continued)

f Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item reported within net interest.

Under IAS 19, GUS has adopted the option that requires the full actuarial value of the surplus or deficit of pension schemes and other post-retirement benefits to be shown on the balance sheet. Any movements in the pension assets and liabilities arising from actuarial gains and losses are recognised immediately in full through the SORIE.

g Under UK GAAP, tax relief on goodwill written off to reserves in respect of pre-1998 US acquisitions was credited each year against the tax charge in the income statement. Under IFRS, a deferred tax asset is set up for this future relief at the time of the acquisition; as the tax relief is received, it is credited against this deferred tax asset. This asset is the most significant tax related adjusting item on the transition from UK GAAP to IFRS.

h Under UK GAAP, property lease incentives were recognised over the period to the first rent review. Under IFRS, these are recognised over the full term of the lease.

i Under IFRS, a dividend that is proposed but not yet authorised is not included as a liability in the financial statements.

14. GUS plc website

The maintenance and integrity of the GUS plc website, www.gusplc.com, is the responsibility of the Company's directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the preliminary announcement since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

REG-GUS PLC Holding(s) in Company Released: 24/05/2006

RNS Number:5124D
GUS PLC
24 May 2006

GUS plc
HOLDING(S) COMPANY

GUS plc ("GUS") has received a notification from Barclays PLC ("Barclays"), pursuant to Sections 198 to 202 of the Companies Act 1985, advising that, through sixteen legal entities named in the notification, Barclays now has a notifiable interest in 36,358,719 ordinary shares in GUS (representing 4.20% of the issued ordinary share capital of GUS). The notification was dated 19 May 2006 and was received on 23 May 2006

REG-GUS PLC Update on demerger Released: 24/05/2006

RNS Number:4751D
GUS PLC
24 May 2006

Hounam — no 82500

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan.

24 May 2006

GUS plc
Further information on demerger

As announced on 28 March 2006, the Board of GUS proposes, subject to shareholder approval, that ARG and Experian should be separated by means of a demerger with both businesses becoming independently listed on the London Stock Exchange. Today, we are updating investors further on the demerger process:

Timing: We are aiming to complete the demerger in October 2006, subject to shareholder approval.

Debt allocation: At 31 March 2006, GUS had net debt of £2.0bn. The Board of GUS believes that Experian, as an independent company, should have net debt of about £1.0bn after the proposed equity issue. This, it believes, would be consistent with a BBB+/Baa1 credit rating. ARG will be allocated net debt of about £200m, in addition to its substantial leasehold obligations.

New share issue in Experian: Subject to any major changes in our financing requirements prior to the demerger, the Board now expects to raise about £800m through the issue of new shares in Experian. These shares will be offered to existing GUS shareholders and new investors, with new investors being offered a maximum of 5% of Experian's ordinary share capital.

Dividend policy: The dividend policy of Experian and ARG is a matter for each Board following the demerger. However, at this stage, it is anticipated that Experian will have a cover of no less than three times and ARG a cover of no less than two times.

Outstanding bonds: As announced on 22 May, we have proposed certain amendments to the terms and conditions of our outstanding bonds. Approval for these amendments is being sought from bondholders on 13 June.

Tax rates: Subject to any changes in legislation, it is expected that the effective tax rate based on Benchmark PBT will be in the region of 30% for ARG and in the low twenties for Experian, reflecting its more international business mix.

Reporting currency: Experian will report in US dollars post separation, given that the majority of its profit comes from the US. Nearly two-thirds of Experian's EBIT in 2006 was generated by Experian North America.

Sector classification: As previously announced, it is expected that, following discussions with the FTSE, ARG will be classified in the General Retailers sector and Experian in the Support Services sector.

We will continue to update the market accordingly as further decisions are made.

Enquiries

GUS

John Peace	Group Chief Executive	020 7495 0070
David Tyler	Group Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

This announcement is not an offer of securities for sale in any jurisdiction.

Any shares to be issued in Experian have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of such shares will be made in the United States.

REG-GUS PLC Further re Prelim Results Released: 26/05/2006

RNS Number:6989D
GUS PLC
26 May 2006

26 May 2006

GUS plc
Preliminary Results For Year Ended 31 March 2006 - correction

The Benchmark EPS disclosed by GUS plc in its Preliminary Results issued on 24 May 2006 was incorrectly calculated. The correct number for basic Benchmark EPS is 62.3p (rather than the 63.5p disclosed) and the correct number for diluted Benchmark EPS is 61.3p (rather than the 62.5p disclosed).

REG-GUS PLC Extension of Deadline Released: 02/06/2006

RNS Number:0282E
GUS PLC
02 June 2006

GUS plc
£350,000,000 5.625 per cent. Notes due 2013 (ISIN: XS0162820228, the "2013 Notes")

On 22 May 2006 GUS plc made available a consent solicitation statement dated 22 May 2006 (the "Consent Solicitation Statement") and delivered a Notice of Meeting to the holders of the 2013 Notes for the purpose of considering certain proposed modifications to the terms and conditions of the 2013 Notes. Approval for such modifications is being sought by way of an Extraordinary Resolution to be considered and, if thought fit, passed in a meeting of the holders of the 2013 Notes to be held at 11.30 a.m. on Tuesday 13 June 2006.
GUS plc has today given notice to holders of the 2013 Notes that the Early Instruction Deadline (as set out in the Consent Solicitation Statement) is extended to 5.00 p.m. on Thursday 8 June 2006.

Therefore, subject to the passing of the Extraordinary Resolution, Noteholders who deliver (and do not subsequently revoke) their Electronic Voting Instructions in respect of the Extraordinary Resolution prior to 5.00 p.m. on Thursday 8 June 2006 shall be eligible to receive the Early Instruction Fee of £5.00 per £1,000 in principal amount of the 2013 Notes which are the subject of such instructions.

Noteholders who deliver their Electronic Voting Instructions prior to such amended Early Instruction Deadline may revoke or amend such instructions at any time prior to that deadline. However, if such instructions are revoked and are not subsequently re-submitted (whether amended or not) by such deadline, the relevant Noteholder will not be eligible to receive the Early Instruction Fee.

Those Noteholders who have already delivered Electronic Voting Instructions will now be able to amend or revoke such instructions at any time prior to such amended Early Instruction Deadline.

All other terms set out in the Consent Solicitation Statement remain unchanged.

Noteholders are advised to refer to the Consent Solicitation Statement and Notice of Meeting for the full terms of and procedures relating to the proposed amendments.

Joint Solicitation Agents:

Merrill Lynch: +44 20 7995 3715
UBS: +44 20 7567 7480

Noteholders may obtain copies of the Consent Solicitation Statement and Notice of Meeting from the Tabulation Agent, Lucid Issuer Services Limited at +44 20 7704 0880 or by email at gus@lucid-is.com.

The Notice of Meeting is also available for inspection at the UK Listing Authority's Document Viewing Facility which is located at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Ref: PGC/050606dirs

RECEIVED
2006 JUN 30 P 6:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

5 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	966151
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

See attached announcement

GUS plc
("THE COMPANY")

GRANT OF SHARE OPTIONS TO DIRECTORS

The Company has granted options in respect of its Ordinary shares of 29 3/43p each to the following directors:

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
John Peace	2 June 2006	2 June 2009 to 1 June 2016	Nil	94,492	£9.26
Terry Duddy	2 June 2006	2 June 2009 to 1 June 2016	Nil	80,993	£9.26
Don Robert	2 June 2006	2 June 2009 to 1 June 2016	Nil	74,949	£9.26
David Tyler	2 June 2006	2 June 2009 to 1 June 2016	Nil	58,855	£9.26

Following this notification, options are held by directors over 1,973,415 shares in the Company.

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 2 June 2006 to the above directors under the terms of The GUS plc Performance Shares Plan by reference to a price of £9.26 per share. The awards are subject to performance conditions and the maximum numbers of shares that could vest in the case of each of these directors in respect of this award are as follows.

Name of director	Maximum number of shares
John Peace	94,492
Terry Duddy	80,993
Don Robert	74,949
David Tyler	58,855

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 1,153,896 Ordinary shares of 29 3/43p each.

Exemption No 82 5017

GUS

Ref: PGC/050606pdmr

5 June 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	806228
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

See attached announcement

GUS plc
("THE COMPANY")

GRANT OF SHARE OPTIONS
TO PERSONS DISCHARGING MANAGERIAL RESPOSIBILITY

The Company has granted options in respect of its Ordinary shares of 29 3/43p each to the following persons discharging managerial responsibility:

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
Christopher Callero	2 June 2006	2 June 2007 to 1 June 2012	Nil	86,480	£9.26
Paul Loft	2 June 2006	2 June 2009 to 1 June 2016	Nil	43,196	£9.26
John Saunders	2 June 2006	2 June 2009 to 1 June 2016	Nil	52,375	£9.26
Sara Weller	2 June 2006	2 June 2009 to 1 June 2016	Nil	51,295	£9.26

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 2 June 2006 to the above persons under the terms of The GUS plc Performance Shares Plan by reference to a price of £9.26 per share. The awards are subject to performance conditions and the maximum numbers of shares that could vest in the case of each of these persons in respect of this award are as follows.

Name of director	Maximum number of shares
Christopher Callero	21,620
Paul Loft	43,196
John Saunders	26,187
Sara Weller	51,295

RECEIVED
2006 JUN 30 P 6:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

Ref: PGC/ann080606Trust

8 June 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	032978
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), now holds 10,459,040 Ordinary shares of 29 3/43 pence each in the Company. The notification from Abacus was received by the Company on 7 June.

As announced on 16 March, the holding at that date was 10,620,535 shares of 29 3/43 pence each and since then 161,495 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan. In addition 1,499 shares were purchased in connection with the Company's Co-Investment Plans and these were then released to a Plan beneficiary.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017
GUS plc news

Second half trading update

12/04/2006

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"Experian has delivered record sales growth in the year just ended, with a good balance between organic and acquired growth. It continues to benefit from its investment in new products, markets and regions.

We continue to remain cautious on the outlook for UK retailing, especially in DIY. However, in the difficult environment during the second half, sales at both Argos and Homebase again outperformed their markets."

Argos Retail Group (ARG)

Six months to 31 March 2006 %
Argos – total 9
– like–for–like 0
Five months to 28 February 20061
Homebase – total (1)
– like–for–like (5)

1 Homebase's year-end is the end of February to avoid distortions relating to the timing of Easter.

Argos
Argos again outperformed its market, with total sales up 9% in the second half of the year. All of this came from new stores, including the 33 sites acquired from Index. At 31 March 2006, Argos had 657 stores, having opened 65 during the year.

Like-for-like sales in the second half were in line with last year. Consumer electronics continued to perform strongly, as did bedroom furniture, textiles and white goods. Jewellery remained a difficult market. Argos now offers customers a wider choice than ever with the national roll-out of Argos Extra. The current catalogue is the first Spring/Summer edition to offer the expanded range of 17,200 lines (up from 13,300 in the main catalogue a year ago).

Gross margin was in line with last year, with supply chain gains funding lower prices for consumers.
Customers again increased their use of Argos' multi-channel capabilities. Argos Direct, the delivery to home operation, grew sales by 13% in the second half, representing 21% of revenue. Within this, sales ordered over the Internet rose by 39%, contributing

7% of revenue. A further 12% of sales were reserved by phone or Internet for later collection in store (known as Check and Reserve). The latter was also 39% ahead of the same period last year.

Homebase

The DIY market weakened further in the second half of the financial year. Against this background, sales at Homebase in the five months to 28 February 2006 fell by 1% in total.

New stores contributed 4% to sales. At 28 February 2006, Homebase had 297 stores, an increase of 10 during the year. Of these, 144 had a mezzanine floor, compared to 111 a year ago.

Despite increased promotional activity, like-for-like sales deteriorated during the period, leading to a 5% decline in the half. Although kitchens and furniture showed continued strong growth (helped by the roll-out of Furniture Extra and additional mezzanines), core DIY and decorating ranges showed significant like-for-like sales declines in the period.

Gross margin was down year-on-year, reflecting an adverse mix and more price reductions, especially in the latter part of the period. The impact of these reductions, which did not generate the required volume uplifts, coupled with higher costs, will result in EBIT at Homebase for the year just ended of around £50m. Looking forward, Homebase expects the DIY market to remain weak for much of 2006, but also expects to continue to take share driven by its initiatives in customer service, new space and leveraging the ARG infrastructure.

Experian

% change in sales year-on-year for the six months to 31 March 2006
Continuing activities only At actual exchange
rates % At constant
exchange rates %
Experian North America 45 35
Experian International 13 13
Global Experian 30 25

Experian has completed another successful year, delivering double digit sales growth for the fourth consecutive 12 month period. In the second half of this financial year, sales increased by 25% reflecting the strength of Experian's organic growth (9%), as well as its ability to acquire and integrate related businesses. Experian continues to invest in new products, markets and infrastructure.

Experian North America

In dollars, sales at Experian North America grew by 35%. Of this, 9% was organic growth and 26% was from corporate acquisitions, including LowerMyBills which was acquired in May 2005. In the next financial year, acquisitions made to date are expected to increase percentage sales growth by mid single digits.

Credit Information and Solutions together increased sales by 10% excluding acquisitions. This was driven by good market demand for consumer credit profiles, prescreen services and business credit reports, as well as increased sales penetration in value-added solutions such as account management, triggers and authentication services. The FACT Act cost recovery charge fully annualised on 1 January 2006, contributing only 1% to Credit sales in the second half as a whole.

Marketing Information and Solutions together showed solid organic growth in the second half, with a continued strong performance in email marketing and syndicated market research partially offset by weakness in data sales.

Sales at Experian Interactive more than doubled in the second half of the year, largely reflecting first time contributions from acquired businesses, including LowerMyBills and PriceGrabber, both of which are trading well. Consumer Direct grew by about 30% year-on-year, driven by more new members and increased revenue per member.

As expected, sales at MetaReward were significantly down year-on-year. MetaReward has now decided to close its incentive marketing websites, which operate in an increasingly unattractive market for both consumers and thus clients. Sales here in the year to 31 March 2006 were about $75m (equivalent to about 4% of Experian North America's total revenue), with an EBIT margin well below 10%.

Experian International

Sales at Experian International increased by 13% at constant exchange rates in the second half. Acquisitions contributed 4% of this, aided by the purchase of ClarityBlue in late January 2006. ClarityBlue is trading well and has recently won a significant contract extension to support BSkyB's subscriber growth targets.

Organic sales growth in the second half was 9%. Sales of Credit Information and Solutions accelerated, reflecting strong growth in decision analytics, especially in Europe and Asia Pacific and a robust performance from the UK, especially outside financial services. Marketing showed good growth in the half, helped by strong performances from email marketing, Business Strategies and from QAS in the public sector. Outsourcing continued with its steady rate of growth. Experian recently won a multi-million euro contract with the French government to run the workers' electoral roll (Prud'homales) for the third consecutive time.

Further on the demerger of ARG and Experian

Following discussions with the FTSE, it is expected that ARG will be classified in the General Retailing sector and Experian in the Support Services sector.

Future announcements

GUS will announce its Preliminary Results for the 12 months to 31 March 2006 on 24 May 2006.

Enquiries:
GUS
David Tyler Group Finance Director 020 7495 0070
Fay Dodds
Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS announcements are available on its website, www.gusplc.com. There will be a conference call to discuss this update at 3pm today, with a recording available later on the GUS website.

Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.

REG-GUS PLC Experian's phased withdrawal Released: 27/04/2006

RNS Number:0840C
GUS PLC
27 April 2006

GUS plc

Experian's phased withdrawal from large scale UK account processing

Experian, the global leader in value-added information solutions, today announces its phased withdrawal from large scale credit card and loan account processing in the UK.

Experian currently provides account processing services to a number of large credit card, store card and loan providers in the UK. It provides software and systems to run all aspects of card and loan processing. This has been a successful business for Experian for many years but there is now increasing client consolidation, with major clients taking these services in house as their scale grows. As a result of these trends, this business, which accounts for less than 3% of Experian revenue, is now contracting.

Experian is fully committed to servicing all existing contracts and the phased withdrawal from UK large scale account processing will enable it to continue to meet those clients' needs until Autumn 2009 as they move their operations in house or to third parties. Experian expects to continue to build on the significant relationships it has with these clients, who already purchase products and services in other areas of the company.

In the year to 31 March 2006, sales in UK account processing fell to about £44m, generating EBIT of approximately £20m. The latter has been boosted in the last 12 months by an efficiency programme, including cost reductions in areas such as sales and business development. With the planned contraction of the business, the profit of this activity will decline over the next few years, with EBIT in the year to 31 March 2007 expected to be no more than half the 2006 level. The costs of withdrawal, all of which are cash, will be about £15m. These will be charged against EBIT in the year to 31 March 2007.

Experian will continue to invest in account processing operations in other markets and other countries, including France and Germany.

Enquiries

GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury
Rupert Younger 020 7251 3801

Rollo Head

Ubergrm. ab
82-5017

GUS

Ref: PGC/030506SOSA

3 May 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	194891
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

GUS plc ("the Company") has received notifications that, following the maturity of options granted on 9 February 2001 at a price of 384p per share under the Company's SAYE share option scheme, there has been an increase in the number of GUS Ordinary shares of 29 3/43p held by four directors as set out below. Notifications of these changes were received by the Company on 2 May and were made in accordance with DR 3.1.4R(1)(b).

Name of director	Number of Ordinary shares of 29 3/43p each held previously	Ordinary shares acquired on exercise of share options	Number of Ordinary shares of 29 3/43p each now held	% of issued Ordinary shares now held (excluding Treasury shares)
Sir Victor Blank	211,560	4,394	215,954	0.02%
Terry Duddy	282,926	4,394	287,320	0.03%
Oliver Stocken	30,627	4,394	35,021	Nil
David Tyler	269,589	4,394	273,983	0.03%

Notes

- The number of Ordinary shares now held by Sir Victor Blank includes a non-beneficial interest of 2,580 Ordinary shares of 29 3/43p. All the other holdings shown above are beneficial.
- As previously reported, the invitation in 2001 to non-executive directors (including Sir Victor Blank and Oliver Stocken) to participate in the SAYE share option scheme was a one-off arrangement.

Name and signature of duly authorised officer:	
Paul Cooper	
Date of notification:	3 May 2006

Exemption No
82 5017

REG-GUS PLC Additional Listing Released: 05/05/2006

RNS Number:5451C
GUS PLC
05 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption no 82-5017

RECEIVED

2006 JUN 30 P 6:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

Ref: PGC/050506SOS

5 May 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	179252
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

GUS plc ("the Company") has received notification that, following the maturity of options granted on 9 February 2001 at a price of 384p per share under the Company's SAYE share option scheme, there has been an increase in the number of GUS Ordinary shares of 29 3/43p held by John Saunders (a person discharging managerial responsibilities). Notification of this change was received by the Company on 4 May and was made in accordance with DR 3.1.4R(1)(a).

Mr Saunders previously held 56,371 shares and, following this exercise in respect of 4,394 shares, now holds 60,765 shares in the Company which represents 0.01% of its issued Ordinary share capital (excluding Treasury shares).

Name and signature of duly authorised officer:	
Paul Cooper	
Date of notification:	5 May 2006

Exemption no
82 5317

REG-GUS PLC Additional Listing Released: 08/05/2006

RNS Number:5853C
GUS PLC
08 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

REG-GUS PLC Additional Listing Released: 09/05/2006

RNS Number:6912C
GUS PLC
09 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption No
82 5017

REG-GUS PLC Additional Listing Released: 10/05/2006

RNS Number:7442C
GUS PLC
10 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption No. 82-5017

RECEIVED

2006 JUN 30 P 6:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING SECTION RECEIVED JUN 19 2006 WASH, D.C. 190

GUS

Ref: chcorres.pgc.roc88(2)s

26 May 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	4	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.35		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A ~~director~~ / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E7757 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	814	765	120
Nominal value of each share	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.08	£6.48	£6.87

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Address - Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	1699

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 May 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.	Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064	
	Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035	
	DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1391		
Nominal value of each share	~~29.75p~~ 29 3/43 p		
Amount (if any) paid or due on each Share *(including any share premium)*	£5.08		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Address - Cazenove Nominees Ltd – Designation SAD, 20 Moorgate, London EC2R 6DA	Class of shares Allotted: ORDINARY	Number allotted: 1391

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035

DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	64		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.8752		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited Address Citigroup Centre Canada Square Canary Wharf London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 64
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **64**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** 26 May 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP/EXEC/NE/8120 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,324		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	5,048
Name Mr Hugh McGinn Address 14 East Doris Drive, Cherry Hill, New Jersey 08003 USA UK Postcode	Ordinary	3,276
Name Address UK Postcode NG16 1QE		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	8,324

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 26 May 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/E8168	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	350		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.585		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited a/c ESOS part ID 142CN Address: 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	350
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
	TOTAL	350

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver ~~manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E8254 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,196		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited a/c 102240 part ID 142GW Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 25,196
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **25,196**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 MAY 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/E8267	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,187	2,545	1,259
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.755	£8.092	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,991
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,991

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 May 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RW/8338 Tel: 01903 833385
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,134		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,134
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,134**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RW8496 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	4	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	88		
Nominal value of each share	~~29.75p~~ 29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name -	Class of shares Allotted	Number allotted
Address –Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	88

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064	
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035	
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	05	05	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,895	1,954	1,841
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£8.092	£8.585

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,776
Name Ms Lisa Kaluran Address 8330 Ridgeway Street, Philadelphia, PA 19111, USA UK Postcode	Class of shares allotted Ordinary	Number allotted 2,914
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,690**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 MAY 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JE/8549 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,648		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,648
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,648**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/E8619 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	363	93	58
Nominal value of each share	29 3/43 p ~~29.75p~~	29 3/43 p ~~29.75p~~	29 3/43 p ~~29.75p~~
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23	£6.48	£6.87

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name -	Class of shares Allotted	Number allotted
Address –Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	294

Shareholder details	Shares and share class allotted	
Gerrit Douma Streek 18 8302 MD Emmeloord Netherlands	Class of shares Allotted	Number allotted
	ORDINARY	220

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 MAY 2000

A director / secretary / ~~administrator / administrative receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,423	4,361	3,746
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	£8.092

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 26 MAY 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/SJK/E8668	Tel: 01903 833208
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
12	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,422		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.585		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS part ID 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 18,439
Name: Mr John Pittaway Address: 37 Juniper Close Towcester Northants UK Postcode NN12 6XP	Class of shares allotted Ordinary	Number allotted 1,513
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **19,952**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26 May 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/SJK/E8668 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
18	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	880	416	
Nominal value of each share	29 3/43 p ~~29.75p~~	29 3/43 p ~~29.75p~~	
Amount (if any) paid or due on each Share *(including any share premium)*	£5.08	£6.48	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name -	Class of shares Allotted	Number allotted
Address –Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	1296

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ________ **Date** 26 May 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	523		
Nominal value of each share	~~29.75p~~ 29 3/43 p		
Amount (if any) paid or due on each Share *(including any share premium)*	£5.08		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Soren Weeke Address –Adelgade 1 4-48 1304 Copenhagen K Denmark	Class of shares Allotted ORDINARY	Number allotted 523

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26 May 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
DX number DX exchange

Processed NE 82-5017

RECEIVED
2006 JUN 20 P 6:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 19 2006

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

6 June 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	06	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,299	415	750
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **Total Continued**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed [signature] **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number | 146575

Company name in full | GUS plc

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	466	355	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address UK Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 3,285
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted **TOTAL**	Number allotted **3,285**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MISS	RUTH ELLEN	ASHWIN	37 ST GEORGES HILL	PERRANPORTH	CORNWALL		TR6 0JR	476
MRS	SUSAN	HEAPS	81 THORNHILL ROAD	STEETON	KEIGHLEY	WEST YORKSHIRE	BD20 6RD	34
MR	PAUL	HODGKINSON	4 LEA AVENUE	CREWE	CHESHIRE		CW1 6HQ	50
MRS	JACQUELINE	IRELAND	191 ALLIANCE AVENUE	SPRING BANK WEST	HULL	NORTH HUMBERSIDE	HU3 6QY	201
MRS	GURBINDERJIT	KAUR	112 ROSEMARY CRESENT WEST	GOLDTHORN PARK	WOLVERHAMPTON	WEST MIDLANDS	WV4 5AN	186
MRS	BERYL	MARSHALL	5 LEECHCROFT ROAD	WALLINGTON	SURREY		SM6 7JF	29
MRS	DAWN	NEAL	88 NICHOLSON ROAD	THUNDERSLEY	BENFLEET	ESSEX	SS7 1RJ	625
MR	RICHARD WILLIAM ALEXANDER	RICHARDSON	BELDORNIE	44A SELCROFT ROAD	PURLEY	SURREY	CR8 1AD	254
MRS	MARGARET	SWINNERTON	35 HACKBRIDGE PARK GARDENS	CARSHALTON	SURREY		SM5 2HE	192
MS	LESLEY A	WHITE	46 COMMON LANE	ROYSTON	BARNSLEY	SOUTH YORKSHIRE	S71 4JD	1238
								3,285

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,194	503	5,119
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed [signature] **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
11	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,860	295	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		**Shares and share class allotted**	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	1,759
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	10,212
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**11,971**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	ANNE LOUISE	ANDERSON	12 ROSEBAY GLADE	ADAMBRAE	WEST LOTHIAN		EH54 9JU	295
MRS	LINDA ANNETTE	ASTON	46 THE CRESCENT	NESSCLIFFE	SHREWSBURY	SHROPSHIRE	SY4 1DF	77
MISS	GILLIAN	BUCKLEY	7 MARDALE AVENUE	ROYTON	OLDHAM	LANCASHIRE	OL2 6UT	187
MISS	GILLIAN	BUCKLEY	7 MARDALE AVENUE	ROYTON	OLDHAM	LANCASHIRE	OL2 6UT	103
MISS	GILLIAN	BUCKLEY	7 MARDALE AVENUE	ROYTON	OLDHAM	LANCASHIRE	OL2 6UT	30
MRS	MARGARET LOUISE	BUXTON	33 THE CRESENT	STOWMARKET	SUFFOLK		IP14 2AT	311
MRS	MARGARET LOUISE	BUXTON	33 THE CRESENT	STOWMARKET	SUFFOLK		IP14 2AT	81
MRS	NICOLA	COLE	THE BARN	LANTOOM	DOBWALLS	LISKEARD	PL14 4LR	938
MRS	NICOLA	COLE	THE BARN	LANTOOM	DOBWALLS	LISKEARD	PL14 4LR	101
MRS	JOAN	FREER	143 NORTH WALSHAM ROAD	SPROWSTON	NORWICH	NORFOLK	NR6 7QL	129
MRS	JOAN	FREER	143 NORTH WALSHAM ROAD	SPROWSTON	NORWICH	NORFOLK	NR6 7QL	17
MR	DAVID	HARRISON	7 THE OLD BREWERY	BENETT STREET	RYDE	ISLE OF WIGHT	PO33 2BJ	333
MR	DAVID	HARRISON	7 THE OLD BREWERY	BENETT STREET	RYDE	ISLE OF WIGHT	PO33 2BJ	56
MR	DAVID	HARRISON	7 THE OLD BREWERY	BENETT STREET	RYDE	ISLE OF WIGHT	PO33 2BJ	17
MRS	ANGELA	HOWARD	9 WESTCOTT WAY	CHEAM	SURREY		SM2 7JY	139
MISS	JANE ELIZABETH	LAW	57 ROUND STREET	NETHERTON	DUDLEY	WEST MIDLANDS	DY2 9EB	236
MRS	YVONNE	LYNN	9 CHAPTER CLOSE	OAKWOOD	DERBY	DERBYSHIRE	DE21 2BG	161
MRS	STEPHANIE	MALEY	22 NONSUCH WALK	CHEAM	SURREY		SM2 7NG	880
MR	STEPHEN	POWELL	46 MOOREND ROAD	YARDLEY GOBION	TOWCESTER	NORTHAMPTONSHIRE	NN12 7UF	4,194
MISS	PAULINE	SMITH	84 WICKHAM AVENUE	CHEAM	SUTTON	SURREY	SM3 8DX	646
MRS	JULIE	TOMBS	27 BROCKTON AVENUE	FARNDON	NEWARK	NOTTINGHAMSHIRE	NG24 4TH	313
MRS	JULIE	TOMBS	27 BROCKTON AVENUE	FARNDON	NEWARK	NOTTINGHAMSHIRE	NG24 4TH	295
MRS	GAIL ELAINE	WILLIAMS	6 DE HAGUE ROAD	NORWICH	NORFOLK		NR4 7JF	170
MRS	GAIL ELAINE	WILLIAMS	6 DE HAGUE ROAD	NORWICH	NORFOLK		NR4 7JF	250
MRS	GAIL ELAINE	WILLIAMS	6 DE HAGUE ROAD	NORWICH	NORFOLK		NR4 7JF	224
MRS	GAIL ELAINE	WILLIAMS	6 DE HAGUE ROAD	NORWICH	NORFOLK		NR4 7JF	29
								10,212

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	514	7,132	2,481
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed ______________ **Date** 19 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	303		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address UK Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 10,430
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted **TOTAL**	Number allotted **10,430**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	LORAINE	BROOKS	HEATHDENE	68 WORDSWORTH ROAD	WALLINGTON	SURREY	SM6 9RH	129
MRS	LORAINE	BROOKS	HEATHDENE	68 WORDSWORTH ROAD	WALLINGTON	SURREY	SM6 9RH	62
MRS	LORAINE	BROOKS	HEATHDENE	68 WORDSWORTH ROAD	WALLINGTON	SURREY	SM6 9RH	23
MR	BRIAN	CLARKE	14 CORSAR CROFT	ARBROATH	ANGUS		DD11 4JG	161
MR	BRIAN	CLARKE	14 CORSAR CROFT	ARBROATH	ANGUS		DD11 4JG	77
MRS	CHRISTINE	CRANSWICK	23 HAILHEAD DRIVE	PONTEFRACT	WEST YORKSHIRE		WF8 2HU	340
MRS	CHRISTINE	CRANSWICK	23 HAILHEAD DRIVE	PONTEFRACT	WEST YORKSHIRE		WF8 2HU	387
MRS	CHRISTINE	CRANSWICK	23 HAILHEAD DRIVE	PONTEFRACT	WEST YORKSHIRE		WF8 2HU	147
MRS	PATRICIA ANN	FORD	8 GLANMOR CRESCENT	NEWPORT	GWENT		NP19 8AX	323
MRS	PATRICIA ANN	FORD	8 GLANMOR CRESCENT	NEWPORT	GWENT		NP19 8AX	311
MRS	PATRICIA ANN	FORD	8 GLANMOR CRESCENT	NEWPORT	GWENT		NP19 8AX	116
MISS	PAULA NICOLETTE	GILBERT	8 OVERTON COURT	PITREAVIE CASTLE	DUNFERMLINE	FIFE	KY11 8TY	323
MR	DARREN	HICKEY	3 HAWARDEN ROAD	CATERHAM ON THE HILL	SURREY		CR3 5QT	59
MRS	MARGARET	HYDE	19 LAMBOURN ROAD	SPEEN	NEWBURY	BERKSHIRE	RG20 8AA	140
MR	JOHN WILLIAM	KEELER	32 DICKINS DRIVE	OLD STRATFORD	MILTON KEYNES	BUCKINGHAMSHIRE	MK19 6NN	661
MR	PAUL	KING	17 STOPHAM ROAD	MAIDENBOWER VILLAGE	CRAWLEY	WEST SUSSEX	RH10 7JF	1,292
MRS	MARILYN EDITH	MOORE	19 WOODYARD CLOSE	MULBARTON	NORWICH	NORFOLK	NR14 8AS	31
MRS	MARILYN EDITH	MOORE	19 WOODYARD CLOSE	MULBARTON	NORWICH	NORFOLK	NR14 8AS	20
MR	KEVIN	MORAN	182 HOLLINBANK LANE	HECKMONDWIKE	WEST YORKSHIRE		WF16 9QT	174
MR	CHRISTOPHER J	MORAN	11 WHITEHILL AVENUE	LUTON	BEDFORDSHIRE		LU1 5SP	646
MR	CHRISTOPHER J	MORAN	11 WHITEHILL AVENUE	LUTON	BEDFORDSHIRE		LU1 5SP	466
MR	JOHN	PAYNE	15 GLENSFORD GARDENS	RISE PARK	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 5BG	1,421
MRS	LISA ANN	PONTING	BRYNBEDWEN VILLA	ABERDARE ROAD	MOUNTAIN ASH	MID GLAMORGAN	CF45 3PT	111
MRS	LISA ANN	PONTING	BRYNBEDWEN VILLA	ABERDARE ROAD	MOUNTAIN ASH	MID GLAMORGAN	CF45 3PT	40
MRS	MELONEY	POPE	2 GRANGE HILL	BONNIE VIEW	BLACKWOOD	GWENT	NP12 3PE	60
MRS	MELONEY	POPE	2 GRANGE HILL	BONNIE VIEW	BLACKWOOD	GWENT	NP12 3PE	28
MRS	MELONEY	POPE	2 GRANGE HILL	BONNIE VIEW	BLACKWOOD	GWENT	NP12 3PE	17
MR	CLIFF	RHIND	12 GLOUCESTER GARDENS	SUTTON	SURREY		SM1 3EY	323
MRS	JILL	THOMAS	27 WOODGATE ROAD	WOOTTON	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 6ET	323
MRS	JILL	THOMAS	27 WOODGATE ROAD	WOOTTON	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 6ET	388
MRS	JILL	THOMAS	27 WOODGATE ROAD	WOOTTON	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 6ET	87
MRS	TRACEY	THORPE	6 ALDSWORTH GARDENS	DRAYTON	PORTSMOUTH	HAMPSHIRE	PO6 IQ5	129
MR	MAHMOOD	UL-HAQ	32 HEDGE WAY	BRADFORD	WEST YORKSHIRE		BD8 0AH	1,615
								10,430

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	25	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	308	777	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	648p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Miss Claire Blackburn	Class of shares allotted	Number allotted
Address	2 Holburn Close, Ryton, Tyne and Wear.	Ordinary	308
UK Postcode	NE40 3SA		
Name	Mr Thomas James Pennycook	Class of shares allotted	Number allotted
Address	30 Johns Road, Radcliffe on Trent, Nottingham, Nottinghamshire.	Ordinary	777
UK Postcode	NG12 2GW		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,085**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 6 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	28	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,688,408		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	C/O Share Dealing Services, The Causeway, Worthing, West Sussex.	Ordinary	399,861
UK Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	1,288,547
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,688,408**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 15

Signed ______________________ Date 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address				Shares Allotted
MISS	SARAH ELIZABETH	ADLAM	1 GLOUCESTER VIEW	SOUTHSEA	HANTS	PO5 4EB	878
MR	MUSHTAQ	AHMED	66 GREENMOOR ROAD	NUNEATON	WARKS	CV10 7EY	4,394
MR	IAN	AKRILL	4 HOLYWELL ROAD	SOUTHAM	LEAMINGTON SPA	CV47 0LJ	1,757
MR	R	ALDRICH	10 BUTTONDENE CRESCENT	BROXBOURNE		EN10 6RH	4,394
MR	STEPHEN MARK	ANDERSON	10 THE MEADOWS	OSWALDTWISTLE	ACCRINGTON	BB5 3AL	1,757
MRS	ROSEMARY	ANGELL	111 GLENAPP PLACE	PENNYBURN	KILWINNING	KA13 6TD	703
MRS	ROSETTA	ANTROBUS	11 EASTFIELDS	RADCLIFFE	MANCHESTER	M26 4QE	351
MR	STEPHEN ROLAND	ARMITAGE	41 MANVERS ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 4PF	2,636
MRS	JUNE	ARMSTRONG	20 NORTH CRESCENT ROAD	ARDROSSAN	AYRSHIRE	KA22 8NA	4,394
MR	ANDREW TIMOTHY	ARNOLD	114 VICTORIA AVENUE	WESTGATE	KENT	CT8 8BQ	878
MRS	ILONA ELIZABETH	ASTILL	31 CARLSON GARDENS	LUTTERWORTH	LEICESTERSHIRE	LE17 4DR	878
MRS	BEVERLEY ANN	ATKINSON	59 SPELDING DRIVE	STANDISH LOWER GROUND	WIGAN	WN6 8LW	2,636
MR	JEFFREY	ATKINSON	42 KINGSLAND RD	CASTLETON	ROCHDALE	OL11 3HQ	4,394
MR	P A	ATKINSON	7 GREENACRES	EDGWORTH	BOLTON	BL7 0QG	4,394
MR	DAVID JOHN	AUDLEY	60 ULLSWATER CRESCENT	BRAMCOTE	NOTTINGHAMSHIRE	NG9 3BE	1,757
MR	PAULOS	AYALEW	28C GAUTREY ROAD	LONDON		SE15 2JQ	1,757
MRS	JENNIFER	AYRE	40 NEVILLE STREET	NORMANTON	W YORKS	WF6 1HU	1,406
MR	ALEXANDER CHARLE	AYRES	14 WHETSTONE CLOSE	HEELANDS	MILTON KEYNES	MK14 7PP	1,757
MRS	SUSAN MARY	BAGSHAW	2 PORTLAND PLACE	RUGBY	WARKS	CV21 3RT	1,757
MR	ANDREW JAMES	BALL	360 HEANOR ROAD	ILKESTON	DERBYSHIRE	DE7 8TJ	1,757
MRS	A	BAPTISTE	16 SHIRLEY ROAD	STRATFORD	LONDON	E15 4HX	1,757
MR	RONALD	BARKER	62 ALBANY ROAD	HORNCHURCH	ESSEX	RM12 4AF	175
MRS	GILLIAN	BARNETT	16 APPLE ORCHARD	NORTHWAY FARM	TEWKESBURY	GL20 8RQ	351
MR	STUART CHARLES	BARRADELL	57 HERON DRIVE	LENTON	NOTTINGHAM	NG7 2DF	2,636
MRS	LINDA ELIZABETH	BARRETT	65 STOCKTON ROAD	NEWPORT	SOUTH	NP19 7HJ	175
MS	ALEXANDRA MARY	BASSETT	4 MAPLE DRIVE	LANDARE	ABERDARE	CF44 8HE	878
MR	MARK DUNCAN	BASSFORD	38 BURNSIDE DRIVE	BRAMCOTE HILLS	NOTTINGHAM	NG9 3EE	351
MRS	SUSAN	BATCHELOR	7 TIMBERS COURT	HARPENDEN	HERTS	AL5 2QA	703
MR	ASHLEY	BATES	59 MARSLAND ROAD	SALE	CHESHIRE	M33 3JA	4,394
MR	IAN GEORGE	BAXTER	THE COTTAGE	THE GREEN	LEIRE LUTTERWORTH	LE17 5HL	527
MR	KEITH RONALD	BAYLEY	15 WILLOW HERB CLOSE	LONG MEADOW	RUSHDEN	NN10 0GB	2,636
MISS	LISA ANN	BEACHAM	77 DUMFRIES STREET	TREHERBERT	RHONDDA CYNON TAFF	CF42 5NU	351
MRS	LINDA	BEECROFT	2 CLARK COURT	NORTH FEATHERSTONE	PONTEFRACT	WF7 6EF	878
MS	CAROLINE BETTY	BELL	HOLLY LODGE	43 THE GROVE	BEDFORD	MK40 3JN	4,394
MR	PHILLIP GRAHAM	BENTLEY	SANDAL HAVEN	WESTFIELD AVENUE	GOOLE	DN14 0TW	4,394

Title	Forename(s)	Surname	Address				Shares Allotted
MR	ANTHONY JOHN	BETTS	2 BEAULIEU GARDENS	WEST BRIDGFORD	NOTTINGHAM	NG2 7TL	4,394
MR	SIMON WILLIAM	BETTS	15 FREDA AVENUE	GEDLING	NOTTINGHAM	NG4 4FY	1,494
MR	ASHOK-KUMA KARSAN	BHUDIA	24 WOODLIFFE CRESCENT	CHAPEL ALLERTON	LEEDS	LS7 3RE	4,394
MR	ERIC	BLACKBURN	46 WENTBRIDGE ROAD	FEATHERSTONE	WEST YORKSHIRE	WF7 5DY	703
MRS	KATHLEEN	BLACKBURN	46 WENTBRIDGE ROAD	PURSTON	PONTEFRACT	WF7 5DY	703
MR	JAMIE	BLAKE	23 CHURCHILL ROAD	WELTON	DAVENTRY	NN11 2JH	3,515
SIR	VICTOR	BLANK	3 GREEN CLOSE	WILDWOOD ROAD	LONDON	NW11 6UX	4,394
MISS	VIVIEN	BLOSSE	7 RAWLINS ROAD	BRADWELL VILLAGE	MILTON KEYNES	MK13 9DH	1,757
MR	WILLIAM PATRICK	BLUNDELL	16 CHERITON DRIVE	RAVENSHEAD	NOTTINGHAM	NG15 9DG	1,757
MR	STEPHEN	BONSU	80 BELLOTT ST	CHEETHAM	MANCHESTER	M8 7AZ	878
MR	MICHAEL JOHN	BOOTH	108 HINCKLEY ROAD	STONEY STANTON	LEICS	LE9 4LN	3,515
MR	STEPHEN ANDREW	BOOTH	22 CHILTERN ROAD	DAVENTRY	NORTHAMPTONSHIRE	NN11 8SS	878
MISS	DAWN	BOYD	2 CHURCH VIEW	FEATHERSTONE	PONTEFRACT	WF7 5HR	878
MR	ARTHUR	BRADY	12 CONWAY CLOSE	HEYWOOD	LANCS	OL10 4SQ	2,109
MR	CHRISTOPHER	BRAIN	129 ADDISON ROAD	BILTON	RUGBY	CV22 7HB	1,933
MR	GAVIN LESLIE	BRAND	5 EDWALTON HALL LODGE	VILLAGE STREET	NOTTINGHAM	NG12 4HG	878
MR	DAVID PAUL	BREWER	12 BARTLOW ROAD	BILBOROUGH	NOTTINGHAM	NG8 4PQ	4,394
MISS	GEORGINA DAWN	BREWER	59 ELVASTON ROAD	WOLLATON	NOTTINGHAM	NG8 1JS	2,197
MR	MARK	BREWERTON	30 WESTFIELD AVENUE	CASTLEFORD	WEST YORKS	WF10 5JH	3,164
MR	VINCENT BRENNAN	BRIGGS	29 SHEPESHALL	BASILDON	ESSEX	SS15 5EL	703
MRS	ALISON JANE	BRIODY	18 PRIESTLY WAY	BURNHAM ON SEA	SOMERSET	TA8 1QX	1,757
MR	NEIL	BROAD	12 NURSERY ROAD	BINGHAM	NOTTINGHAM	NG13 8EH	878
MRS	JULIA	BRODERICK	35 WOODFORD GARDENS	DIDSBURY	STOCKPORT	M20 2TF	4,394
MRS	CAROL CHRISTINA	BROOKS	6 DORSET GARDENS	WEST BRIDGFORD	NOTTINGHAM	NG2 7UH	4,394
MRS	MAUREEN MARTHA	BROTHERSTON	69 MELLERSTAIN DRIVE	GLASGOW		G14 0LJ	1,757
MR	DAVID PHILIP	BROWN	91 CHILTERN ROAD	DUNSTABLE	BEDS	LU6 1ES	878
MRS	DOLORES ANGELA	BROWN	1 LOCHMORE DRIVE	BURBAGE	HINCKLEY	LE10 0TZ	4,218
MR	IAN R	BROWN	1 LOCHMORE DRIVE	BURBAGE	HINCKLEY	LE10 0TZ	2,583
MRS	CATHERINE ROSAMOND	BRYNING	17 LYME PARK	WEST BRIDGFORD	NOTTINGHAM	NG2 7TR	1,757
MR	ROGER	BUCKLEY	18 JENKINSON ROAD	TOWCESTER	NORTHANTS	NN12 6AW	4,394
MR	DAVID	BULL	75 LINCOLN WAY	DAVENTRY	NORTHANTS	NN11 4SU	1,054
MR	STEFAN ANDREW	BULLIVANT	41 GUNTHORPE DRIVE	SHERWOOD	NOTTINGHAM	NG5 3DW	878
MRS	SHARON	BURAK	1 MILTON ROAD	DAVENTRY	NORTHANTS	NN11 5DZ	878
MR	PETER JAMES	BURGOYNE	167 HOLFORD ROAD	BRIDGWATER	SOMERSET	TA6 7PA	1,757
MR	JOHN STEPHEN	BURNS	20 DIGBY STREET	KIMBERLEY	NOTTINGHAM	NG16 2HP	3,515
MS	SUSAN BARBARA	BURRIDGE	45 MOORS CLOSE	DEANSHANGER	MILTON KEYNES	MK18 6GN	878
MR	ALLAN ROBERTSON	BURT	90 BEECH AVENUE	KEYWORTH	NOTTINGHAM	NG12 5DJ	878
MR	PHILIP	BUTCHER	49 PRINCESS AVENUE	SOUTH ELMSALL	PONTEFRACT	WF9 2QU	1,054

Title	Forename(s)	Surname	Address				Shares Allotted
MR	PATRICK WILLIAM	BUXEY	116 WEST BUSK LANE	OTLEY	WEST YORKSHIRE	LS21 3NB	878
MR	GLEN STEPHEN	BYRAM	6 FRANKLYN DRIVE	ALVASTON	DERBY	DE24 OFR	4,394
MRS	JOANNE LESLEY	BYRAM	80 LEEDS ROAD	ALLERTON BYWATER	CASTLEFORD	WF10 2ET	878
MR	GRAHAM	CABORN	80 LEEDS ROAD	ALLERTON BYWATER	CASTLEFORD	WF10 2ET	878
MS	FIONA MARY	CAMERON	7 GROVE STREET	BEESTON	NOTTINGHAM	NG9 1JL	2,636
MRS	CARMEN	CAMPBELL	110 TURNPIKE LANE	LONDON		N8 0PH	351
MISS	HEATHER	CAMPBELL	79 GLENDON DRIVE	HUCKNALL	NOTTINGHAM	NG15 6DF	527
MRS	HILARY ELEANOR	CANHAM	9 BURNHAM COURT	MANSFIELD	NOTTINGHAMSHIRE	NG18 4DW	2,636
MR	MITCHELL ANDREW	CARGILL	7 WOODRUFF LANE	BILSTHORPE	NOTTINGHAMSHIRE	NG22 8UF	1,757
MR	PAUL ANTHONY	CARPENTER	66 AUDON AVENUE	BEESTON	NOTTINGHAM	NG9 4AW	1,757
MRS	AMANDA JANE	CARTER	3 RUMPTONS PADDOCK	GRENDON UNDERWOOD	NEAR AYLESBURY	HP18 0SN	4,394
MR	NICHOLAS WILLIAM	CARTER	4 BUCKINGHAM CLOSE	EAST HUNSBURY	NORTHAMPTON	NN4 0RR	4,394
MRS	LESLEY	CARTWRIGHT	5 THE FAIRWAY	OFF NEWTON ROAD	GEDLING	NG4 4EZ	1,757
MR	MARK LEE	CARVER	ORCHARD CROFT	MAIN STREET	GAMSTON	NG2 6NN	4,394
MR	ALFRED RONALD	CASTLE	6 WALDEGRAVE	BASILDON	ESSEX	SS16 5EE	1,054
MRS	SALLY JANE	CATTLE	LANE FARM BARN	WATER LANE	BRADDEN	NN12 8ED	4,394
MR	CHRISTOPHER JAMES	CHADWICK	132 LORIMER AVENUE	LAMBLEY LANE	GEDLING	NG4 4WA	2,636
MRS	STEPHANIE JOANNE	CHADWICK	132 LORIMER AVENUE	GEDLING	NOTTINGHAM	NG4 4WA	1,757
MR	ROWLAND ANDREW	CHARGE	24 LANDCROFT LANE	SUTTON BONINGTON	LOUGHBOROUGH	LE12 5PD	4,394
MRS	CAROLYN JANE	CHARLESON	21 OXFORD ROAD	ELLESMERE PARK	SALFORD	M6 8LH	1,757
MR	CHRISTOPHER ANTHONY	CLARK	1 HILL FOOT FARM COTTAGES	BATH ROAD	WOOLHAMPTON	RG7 5RH	2,636
MR	NEIL	CLARK	9 COTTESBROOKE CLOSE	WIGSTON	LEICESTERSHIRE	LE18 3QT	4,394
MR	GARY WILLIAM	CLARKE	19 RUMSEY DRIVE	WHETSONE	LEICESTER	LE8 6YV	808
MR	JOHN	CLARKE	1 BEAUMONT CLOSE	BELPER	DERBYSHIRE	DE56 0ED	4,394
MRS	CATHRYN	COATE	11 BRYER CLOSE	BRIDGWATER	SOMERSET	TA6 6UR	1,406
MR	PHILIP	COCKINGS	57 THE LIMES	STONY STRATFORD	MILTON KEYNES	MK11 1ET	1,757
MRS	JENNIFER LESLEY	COLLINS	25 GRESHAM CLOSE	WEST BRIDGFORD	NOTTINGHAM	NG2 7RQ	4,394
MR	PHILIP VINCENT	COLMAN	31 MIDDLETON ROAD	HOPWOOD	HEYWOOD	OL10 2HU	263
MRS	GAIL LOUISE	COLQUHOUN	88 ACORN AVENUE	GILTBROOK	NOTTINGHAM	NG16 2WJ	4,394
MS	DENISE	CONLEY	72 YARBOROUGH ROAD	GRIMSBY	S HUMBS	DN34 4DJ	878
MRS	JANET	CONSTABLE	16 RIBBLE CRESCENT	BLETCHLEY	MILTON KEYNES	MK3 7QF	527
MRS	YVONNE	COOK	15 MOOR DRIVE	ALVASTON	DERBY	DE24 0DQ	351
MR	CHRISTOPHER	COOKE	5 SUSSEX WAY	SANDIACRE	NOTTINGHAM	NG10 5NU	1,757
MR	BENJAMIN	COOPER	32 OAKFIELD ROAD	HUCKNALL	NOTTINGHAM	NG15 7RN	1,757
MR	P G	COOPER	72 WOODFIELD ROAD	CHEADLE HULME	CHESHIRE	SK8 7JS	2,197
MR	RUSSELL	COULTER	52 SUDBROOKE LANE	NETTLEHAM	LINCS	LN2 2RP	4,394
MR	PATRICK TERENCE	COYLE	6 ALLINGTON CIRCLE	KINGSMEAD	MILTON KEYNES	MK4 4EE	4,394
MR	DAMIANO	CRACOLICI	16 BROOK AVENUE	ARNOLD	NOTTINGHAM	NG5 7HL	4,394

Title	Forename(s)	Surname	Address				Shares Allotted
MR	MICHAEL	CRAIG	42 CARMEN CLOSE	WATNALL	NOTTINGHAM	NG16 1JX	3,515
MRS	CHRISTINE	CRANSWICK	23 HAILHEAD DRIVE	PONTEFRACT	WEST YORKSHIRE	WF8 2HU	1,757
MR	JOHN ROBERT	CRIBB	7 MICKLETON	DOWNHEAD PARK	MILTON KEYNES	MK15 9AT	4,394
MR	PETER ERNEST	CRIDDLE	29 ROSARY DRIVE	BRIDGWATER	SOMERSET	TA6 7JS	4,394
MR	FREDERICK GEORGE	CRIPPS	32 GLENMERE AVENUE	MILL HILL	LONDON	NW7 2LU	1,757
MR	MARC K	CURZON	52 WYNDHAM CRESCENT	CANTON	CARDIFF	CF11 9EH	1,054
MRS	LYNN MONICA	DALLEY	25 QUANTOCK WAY	BRIDGWATER	SOMERSET	TA6 7JZ	4,394
MRS	DIANE	DAVIES	67 TEMPLARS WAY	PENKRIDGE	STAFFS	ST19 5HR	878
MISS	KATHERINE ELIZABETH	DAVIES	52 ANGRAVE ROAD	EAST LEAKE	LOUGHBOROUGH	LE12 6JA	4,394
MRS	MARGARET	DAVIES	6 KIRK HEAD	MUCH HOOLE	PRESTON	PR4 4GP	878
MR	ANTHONY CHARLES	DAVIS	15 EDINBURGH WAY	MOUNTSORREL	LOUGHBOROUGH	LE12 7FU	4,394
MR	DONALD FULLER	DAVIS	60 PEBBLEMOOR	EDLESBOROUGH	NR DUNSTABLE	LU6 2HZ	4,394
MR	MARK	DAVIS	11 FREDERICK ROAD	BRIDGWATER	SOMERSET	TA6 4NE	1,546
MRS	VALERIE ANN	DAVIS	6 ORCHARD CLOSE	BOSWORTH MEADOW	BARLESTONE	CV13 0JF	439
MR	MUHAMMAD	DAWUD	8 BOLTON ROAD	FARNWORTH	BOLTON	BL4 7JW	703
MRS	JANICE	DEAN	520 FELSHAM WAY	NORWICH	NORFOLK	NR8 6XQ	1,757
MR	MARK STEPHEN	DEANE	21 CEDAR AVENUE	BEESTON	NOTTINGHAM	NG9 2HA	1,757
MRS	LYNNE	DELL	23 FOXCLIFF	BROTHERTON	KNOTTINGLEY	WF11 9EG	3,515
MRS	KATHERINE MARY	DENNIS	4A MABEL GROVE	WEST BRIDGFORD	NOTTINGHAM	NG2 5GT	2,636
MR	COLIN	DENTON	3 PENRHYS UCHAF	TYLORSTOWN	RHONDDA CYNON TAFF	CF43 3BA	3,515
MR	GAVIN JAMES	DIGBY	37 BOYERS ORCHARD	HARBY	MELTON MOWBRAY	LE14 4BA	4,394
MR	STEPHEN KEITH	DOBSON	72 NORTHAMPTON ROAD	BROUGHTON	KETTERING	NN14 1NS	1,757
MR	MICHAEL	DOLAN	21 SHAW CLOSE	NORMANTON	W YORKS	WF6 2TR	703
MR	DAVID JOHN	DOUGHERTY	25 LIME GROVE	STAPLEFORD	NOTTINGHAM	NG9 7GF	1,318
MR	CONRAD	DOWER	THE KNOWLE	ADSTONE	TOWCESTER	NN12 8DT	4,394
MR	DAVID	DOWNES	98 WOOLMER GREEN	BASILDON	ESSEX	SS15 5LW	1,406
MR	PATRICK GERARD	DOYLE	113A BURY NEW ROAD	HEYWOOD	LANCS	OL10 3JN	351
MR	TERENCE	DUDDY	LANGSMEAD	MILL LANE	GERRARDS CROSS	SL9 8SX	4,394
MR	CHRISTOPHER	DUFFY	71 MOAT FARM DRIVE	HILLMORTON	RUGBY	CV21 4HQ	4,394
MRS	JULIA MELANIE	DUXON	5 GRANGE FARM CLOSE	TOTON	NOTTINGHAM	NG9 6EB	4,394
DR	SIMON PAUL	DUXON	5 GRANGE FARM CLOSE	TOTON	NOTTINGHAM	NG9 6EB	4,394
MR	ADRIAN	DYSON	46 CHEYNE WALK	HUCKNALL	NOTTINGHAM	NG15 6TR	4,394
MR	NICHOLAS PAUL	ECOB	3 DENFORD CLOSE	BROUGHTON	FLINTSHIRE	CH4 0SP	1,757
MR	ANDREW JAMES	EDWARDS	18 CROPTON CRESCENT	NOTTINGHAM	NOTTINGHAMSHIRE	NG8 3FG	4,394
MR	GARETH DAVID	ELLIOTT	41 BANKS ROAD	TOTON	NOTTINGHAM	NG9 6HE	878
MISS	RUTH NAOMI	EVA	1 KAMIENNA CLOSE	STAFFORD	STAFFORDSHIRE	ST17 4JY	175
MR	JAMES GLYNWYN	EVANS	128 LORIMER AVENUE	GEDLING	NOTTINGHAM	NG4 4WA	439
MR	RICKY JOHN	EVERITT	15 PINCEY MEAD	PITSEA	BASILDON	SS13 3EW	2,109

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	ELIZABETH ANN	EXCELL	72 BALLYPORTERY ROAD	DUNLOY	BALLYMENA	BT44 9BN	4,394
MRS	SUSAN	FABER	56 WEALD DRIVE	FURNACE GREEN	CRAWLEY	RH10 6PX	439
MR	PETER DEREK	FAIRBAIRN	85 BRIGGS AVENUE	GLASSHOUGHTON	CASTLEFORD	WF10 5BD	4,394
MR	DAVID ROY	FALDER	25 ETON PLACE	LOUGHBOROUGH ROAD	WEST BRIDGFORD	NG2 7EA	1,757
MRS	LESLEY	FARLEY	31 BARRHEAD CLOSE	STOCKTON ON TEES	CLEVELAND	TS19 7SB	703
MR	STEPHEN MARTIN	FARNDALE	39 THORINGTON GARDENS	INGLEBY BARWICK	STOCKTON-ON-TEES	TS17 0UR	4,394
MR	MELVYN	FARRAR	5 SOUTHFIELD AVENUE	FEATHERSTONE	PONTEFRACT	WF7 5JR	703
MR	ANTHONY JAMES	FARRELLY	290 BENNETT STREET	LONG EATON	NOTTINGHAM	NG10 4JD	1,757
MR	A	FAWCETT	63 REDHILL DRIVE	AIREDALE	CASTLEFORD	WF10 3HQ	1,054
MRS	EILEEN JEAN	FENNER	10A BURGH HALL CLOSE	CHILWELL	NOTTINGHAM	NG9 5JH	1,757
MRS	LOUISE	FERRY	79 WOODSIDE HEIGHTS	OLD STRABANE ROAD	WATERSIDE	BT47 2LQ	3,515
MR	CHRISTIAN JOHN	FIELDING	12 WOODCROFT AVE	RAWTENSTALL	ROSSENDALE	BB4 8NF	878
MR	STUART JAMES	FISH	13 KENDAL ROAD	GRANGEFIELD	STOCKTON ON TEES	TS18 4PU	878
MR	KEVIN CHARLES	FISHER	1 CAERNARFON CLOSE	SWANWICK	ALFRETON	DE55 1EG	2,197
MR	MICHAEL	FLANNERY	5 CARLTON DRIVE	GREENPARK	DONCASTER	DN10 6SF	3,515
MRS	LESLEY ANNE	FLEMING	2 KILMAHEW COURT	CARDROSS	DUMBARTON	G82 5NJ	4,394
MR	MICHAEL	FLINT	37 LILAC GROVE	BEESTON	NOTTINGHAM	NG9 1PA	4,394
MRS	LYNDA JANE	FOSTER	13 HARROWBY ROAD	GRANTHAM	LINCOLNSHIRE	NG31 9DT	878
MISS	KATHERINE	FOUNTAIN	11A ACTON AVENUE	BASFORD	NOTTINGHAM	NG6 0AY	175
MRS	IRIS	FOWEATHER	72 WOODBANK DRIVE	WOLLATON	NOTTINGHAM	NG8 2QU	4,394
MR	ROBERT TRENCH	FOX	CHERITON HOUSE	ALRESFORD	HANTS	SO24 0QA	4,394
MR	STUART IAN	FOX	47 CHAVENEY ROAD	QUORN	LEICESTER	LE12 8AB	4,394
MRS	CHRISTINE ENID	FREEMAN	52 ST MARYS AVE	ALTOFTS	NORMANTON	WF6 2PX	2,109
MR	GARY	FREEMAN	153 SUTTON ROAD	MANSFIELD	NOTTINGHAMSHIRE	NG18 5HT	1,757
MR	PAUL WILLIAM	FREEMAN	4A IVY COURT	THE GREEN	MICKLEOVER	DE3 0DE	4,394
MR	LEE EDWARD	FRENCH	3 GORSE ROAD	WOODFORD HALSE	NORTHANTS	NN11 3QN	1,406
MR	JOHN ANTHONY	FRETWELL	101 OAKLEYS ROAD	LONG EATON	NOTTINGHAM	NG10 1FH	2,636
MR	DARREN	FROST	12 NEWTOWN STREET	WOODFORD	NORTHANTS	NN14 4HW	1,757
MR	NEIL	FULLER	37 ELLESBOROUGH ROAD	WENDOVER	AYLESBURY	HP22 6EL	4,394
MR	KEITH	GABRIEL	22 SWINEHILL	HARLAXTON	GRANTHAM	NG32 1HP	4,394
MR	SHAUN	GALLAGHER	11 EARLSWOOD PARK	GATESHEAD	TYNE AND WEAR	NE9 6AW	4,394
MR	M	GALLOWAY	17 LISTRIA PARK	LONDON		N16 5SW	3,515
MRS	REETA	GANATRA	11 BASKERFIELD GROVE	WOUGHTON ON THE GREEN	MILTON KEYNES	MK6 3ES	4,394
MR	ADRIAN RICHARD	GARBETT	3 EMMANUEL CLOSE	STEFAN HILL	DAVENTRY	NN11 4UT	4,394
MR	MATTHEW JOHN	GEESON	23 CLUMBER DRIVE	RADCLIFFE-ON-TRENT	NOTTINGHAM	NG12 1DA	878
MR	JOHN	GIBSON	38 GARDEN STREET	SOUTH WIGSTON	LEICESTER	LE18 4PW	914
MISS	FIONA	GILBERT	1 THOMAS COTTAGES	TGHE HIGHWAY	HAWARDEN	CH5 3DY	1,318
MR	ALAN	GILLBORN	41 VERDER GROVE	HERONRIDGE	NOTTINGHAM	NG5 9BH	878

Title	Forename(s)	Surname	Address				Shares Allotted
MR	BRIAN WAYNE	GOODALL	57 SOMERSBY ROAD	MAPPERLEY	NOTTINGHAM	NG3 5QB	4,394
MR	STEPHEN	GOODLUCK	120 WESTMINSTER DRIVE	BLETCHLEY	MILTON KEYNES	MK3 6LW	4,394
MRS	DIANE	GOUGH	30 ELIZABETH WAY	BRIDGWATER	SOMERSET	TA6 4NN	1,757
MR	STEPHEN JAMES	GOULDING	49 EASTFIELD CRES	YARDLEY GOBION	TOWCESTER	NN12 7TT	4,394
MR	DAVID	GRAFTON	30 TRAFALGAR ROAD	LONG EATON	NOTTINGHAM	NG10 1DD	4,394
MR	IAN	GRAHAM	CHAPEL FARM	SUTTON CUM GRANBY	NOTTINGHAMSHIRE	NG13 9QA	2,636
MR	CLIVE RALPH	GREEN	21 FRANK BODICOTE WAY	SWADLINCOTE	DERBYSHIRE	DE11 8JX	1,054
MR	DAVID EDWARD	GREEN	8 BRAUNSTON LANE	STAVERTON	DAVENTRY	NN11 6JG	1,406
MR	STEPHEN DAVID	GREEN	81 SPRINGFIELD ROAD	SOUTHWELL	NOTTINGHAMSHIRE	NG25 0BS	878
MR	PHILIP DANIEL	GREENSLADE	38 HOUGHTON ROAD	GRANTHAM	LINCOLNSHIRE	NG31 6JD	175
MRS	DAWN	GREENWOOD	15 KEMP RD	COALVILLEL	LEIC	LE67 3QL	351
MR	DALE	GREGORY	9 NEW FOREST WAY	DAVENTRY	NORTHAMPTONSHIRE	NN11 9RL	4,394
MRS	MARY ANN	GRIFFIN	19 MOUNTAINVIEW PARK	BELFAST	CO ANTRIM	BT14 7GT	4,394
MR	STEPHEN GEOFFREY	GUEST	650 MOOR ROAD	BESTWOOD VILLAGE	NOTTINGHAM	NG6 8TE	4,394
MR	PAUL ANTHONY	GWYNNE	3 CORNCRAKE AVENUE	OLD BASFORD	NOTTINGHAM	NG6 0NG	878
MRS	MARGARET MARY	HALL	12 PAULINE TERRACE	HIGHTOWN	CASTLEFORD	WF10 5LA	1,757
MRS	JOSEPHINE	HALLAM	4 WELL HILL CLOSE	CRICK	NORTHAMPTON	NN6 7TB	1,318
MRS	JACQUELINE ANN	HAMMOND	71 CADEMAN ST	WHITWICK	LEICESTERSHIRE	LE67 5AE	351
MRS	ROSEMARY	HANMORE	55 HOLLAND ROAD	LITTLE CLACTON	CLACTON-ON-SEA	CO16 9RT	439
MR	SIMON	HARBEN	WESTERDALE HOUSE	27 HALLOUGHTON ROAD	SOUTHWELL	NG25 0LP	4,394
MRS	KATHERINE NAOMI	HARGREAVES	21 ALMONDBROOK ROAD	STANDISH	WIGAN	WN6 OTB	4,394
MR	ALBERT	HARKER	8 ELMS DRIVE	HILLMORTON	RUGBY WARKS	CV22 5EX	4,394
MRS	JOANNE	HARLEY	9 ARBROOK DRIVE	NOTTINGHAM		NG8 3PD	1,757
MR	DANIEL	HARRIS	4 LEYTON DRIVE	BLACKFORD BRIDGE	BURY	BL9 9SL	2,109
MR	DAVID	HARRIS	49 GREEN LEYS	WEST BRIDGFORD	NOTTINGHAM	NG2 7RX	1,318
MR	WILLIAM	HARRISON	165 VALESIDE GARDENS	COLWICK	NOTTINGHAM	NG4 2EN	2,197
MR	KENNETH PETER	HARROD	4 SPRINGFIELD AVENUE	EASTWOOD	NOTTINGHAM	NG16 3EX	4,394
MR	ROBERT CHARLES	HASLINGDEN	83 NEWSTEAD AVENUE	ORPINGTON	KENT	BR6 9RW	1,318
MISS	S J	HASSAN	WELL COTTAGE	CARRSIDE	YORK	YO26 9RW	1,757
MR	JOHN F	HAWKES	2 BISHAM DRIVE	WEST BRIDGFORD	NOTTINGHAM	NG2 6LT	1,757
MR	FRANK GEORGE	HAWKINS	40 SWATHWICK LANE	WINGERWORTH	CHESTERFIELD	S42 6QW	1,757
MRS	J A	HAWORTH	17 JANESWAY	KIPPAX	NR LEEDS	LS25 7LS	175
MR	MARK	HAWTHORN	39 BURY NEW RD	HEYWOOD	LANCASHIRE	OL10 4RE	1,757
MR	JOHN	HAY	13 GLEBE CRESCENT	RUGBY	WARWICKSHIRE	CV21 2HG	1,406
MR	PAUL ROBERT	HAYNES	4 FARMHURST	PERCIVAL ROAD	HILLMORTON	CV22 5JR	4,394
MR	MELVYN EDWARD	HAZELL	5 LANESIDE HOLLOW	SPRINGFIELDS	EAST HUNSBURY	NN4 0SR	4,394
MR	F G	HEADON	ASH BOURNE	LODGE ROAD	CAERLEON	NP18 3QY	4,394
MR	ANTHONY JAMES	HEAP	55 WINDSOR AVENUE	HEYWOOD	LANCS	OL10 3DB	439

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	BRIDGET TAMARA	HELLEWELL	39 MULBERRY CLOSE	TRINITY MEADOWS	RAWMARSH	S62 6BW	878
MR	KELVIN JEREMY	HEPBURN	6 BALMORAL AVENUE	WEST BRIDGFORD	NOTTINGHAM	NG2 7QU	4,394
MRS	LINDA MAY	HERRINGTON	6 CUCKOO HOLT	GATEFORD	WORKSOP	S81 8TN	2,109
MRS	MARGARET	HERSOM	GLENAVON HOUSE	MILESTONE AVENUE	CHARVIL	RG10 9TN	4,394
MR	DAVID ALAN	HETHERINGTON	4 TINTAGEL COURT	NORMANTON	W YORKS	WF6 2ER	1,054
MRS	COLLEEN	HICKMAN	41 ROSEBERY AVENUE	SOUTH HARROW	MIDDLESEX	HA2 9AR	878
MR	DAVID NICHOLAS	HILL	27 ULLSWATER CRESCENT	BRAMCOTE	NOTTINGHAM	NG9 3BE	4,394
MRS	HEIDI REES	HILL	56 TREHARNE STREET	PENTRE	RHONDDA CYNON TAFF	CF41 7HY	351
MR	WILLIAM BRIAN	HILL	9 TRENTHAM DRIVE	ASPLEY	NOTTINGHAM	NG8 3LU	2,636
MISS	NICOLA JANE	HIRST	25 HIGH STREET	DUNSVILLE	DONCASTER	DN7 4BS	123
MR	PAUL JOSEPH	HIRST	11 PINDERS SQUARE	WAKEFIELD	WEST YORKSHIRE	WF1 4SJ	3,515
MR	MALCOLM	HISEMAN	15 TAMBLING CLOSE	ARNOLD	NOTTINGHAM	NG5 6RB	1,318
MRS	JOYCE HELENA	HOLDEN	THE SHRUBBERIES	295 BRANT ROAD	LINCOLN	LN5 9AB	1,265
MRS	CHRISTINA	HOLFORD	16 WINTHORPE ROAD	ARNOLD	NOTTINGHAM	NG5 7LF	439
MRS	JOANNA MARY	HOLLIS	5 TREVITHICK LANE	SHENLEY LODGE	MILTON KEYNES	MK5 7EE	1,230
MR	CHRISTOPHER DAVID	HOLME	86 WALTHAM CLOSE	ABBEY PARK	WEST BRIDGFORD	NG2 6LE	1,757
MRS	SARA JANE	HOLMES	34 MEADOW ROAD	RIPLEY	DERBYSHIRE	DE5 3EP	4,394
MR	STUART	HOLT	1 YEWBARROW CLOSE	WEST BRIDGFORD	NOTTINGHAM	NG2 6RH	4,394
MR	KEVIN JOHN	HOOK	43 MERRITTS WAY	POOL	REDRUTH	TR15 3TY	439
MR	ALAN ROBERT	HOPKINS	33 LETCHWORTH CRESCENT	CHILWELL	BEESTON	NG9 5LL	2,197
MR	ANDREW MARK	HORSMAN	39 STAFFORD ROAD	BRIDGWATER		TA6 5PH	1,406
MRS	PATRICIA ANN	HOYLE	30 WINDERMERE ROAD	HANDFORTH	WILMSLOW	SK9 3NH	1,406
MR	GREGORY MARK	HUGHES	3 WYNDHAM ROAD	WACHET	SOMERSET	TA23 0EA	4,394
MRS	TINA MARIA	HUGHES	17 LLYS CORRWG	RHYDYFELIN	PONTYPRIDD	CF37 5EJ	4,394
MRS	JANICE	HUMPHRIES	4 BIRKDALE CLOSE	DAVENTRY	NORTHANTS	NN11 4QA	2,636
MRS	CHRISTINE	IRELAND	127 SHORE CRESCENT	BELFAST		BT15 4JR	1,406
MR	ALAN	JACKSON	4 OLD DAIRY COURT	LEIGHTON ROAD	HOCKCLIFFE	LU7 9NT	4,394
MRS	CHRISTINE	JACKSON	132 LEEDS ROAD	ALLERTON BYWATER	CASTLEFORD	WF10 2HB	4,394
MR	DAVID	JACKSON	11 HALSTOW WAY	EVERSLEY	BASILDON	SS13 2AG	878
MR	PARESH	JANI	41 APPLEDORE AVENUE	WOLLATON	NOTTINGHAM	NG8 2RL	4,394
MR	WILLIAM JAMES	JARY	5 FOX COVERT	MAWSLEY	NORTHANTS	NN14 1GH	527
MR	ALAN	JENKINS	62 CASTLE PARK	HEMYOCK	CULLOMPTON	EX15 3SD	1,757
MR	GURPAL	JOHAL	221 BLAGREAVES LANE	LITTLEOVER	DERBY	DE23 1PT	2,636
MR	PAUL SAMUEL	JOHNSON	12 GREEN LEYS	WEST BRIDGFORD	NOTTINGHAM	NG2 7RX	4,394
MR	DAVID ANTONY	JOHNSTON	1 MILL LANE	HOUGHTON CONQUEST	BEDFORD	MK45 3NF	4,394
MR	JAMES WILLIAM	JOHNSTON	45 SCHOOL DRIVE	NEWTON LONGVILLE	MILTON KEYNES	MK17 0DD	4,394
MRS	JOCELYN	JOHNSTON	36 DAVIS CRESCENT	LANGLEY PARK	DURHAM	DH7 9UP	703
MR	DAVID	JONES	76 YNYSWEN ROAD	TREORCHY	RHONDDA CYNON TAFF	CF42 6ED	3,515

Title	Forename(s)	Surname	Address				Shares Allotted
MR	DEREK RICHARD	JONES	50 HYDE VALLEY	WELWYN GARDEN CITY	HERTS	AL7 4NA	878
MR	KARL	JOVANOVIC	ABBEY LEIGH	27 NOTTINGHAM ROAD	RAVENSHEAD	NG15 9HG	4,394
MR	PAUL STEVEN	KAVANAGH	9 HAMBLEDON HILL	WOODCOTE	EPSOM	KT18 7BZ	4,394
MRS	EUNICE	KAY	11 EDEN COURT	MEADOWLANDS ORDSALL	RETFORD	DN22 7WW	703
MR	PAUL LEE	KEETON	142 WENDOVER DRIVE	ASPLEY	NOTTINGHAM	NG8 5JN	2,636
MR	TERENCE	KELLETT	73 EASTFIELD DRIVE	PONTEFRACT	WEST YORKSHIRE	WF8 2EX	4,394
MR	BARRY	KENWORTHY	142 KATRINA GROVE	PURSTON	FEATHERSTONE	WF7 5NT	351
MR	STUART	KERSHAW	19 LIMETREES	FERRYBRIDGE ROAD	PONTEFRACT	WF8 2QB	1,757
MR	MICHAEL ALLEN	KEY	BROOKSIDE	MICKLEDALE LANE	BILSTHORPE	NG22 8RD	4,394
MRS	JANET	KILBEE	14 SHAFTESBURY AVENUE	ST JAMES PARK	RADCLIFFE-ON-TRENT	NG12 2NH	2,021
MR	STEVEN LAWRENCE	KILMISTER	RIDGE COTTAGE	BURLEIGH	STROUD	GL5 2PJ	4,394
MR	DAVID	KING	23 THE SYCAMORES	BALDOCK	HERTS	SG7 5BJ	2,548
MR	DAVID LEWIS	KING	117 WATERSIDE	PEARTREE BRIDGE	MILTON KEYNES	MK6 3DF	878
MR	DAVID TREVOR	KING	15 SEYMOUR ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 5EE	4,394
MRS	SUSAN CHRISTIAN	KINGHAM	16 ST VINCENT RD	CLACTON ON SEA	ESSEX	CO15 1NA	3,515
MRS	GAYNOR	KINSEY	9 MARJORIE ST	TREALAW	RHONDDA CYNON TAFF	CF40 2QE	878
MR	PAUL WALTER	KITCHENER	15 ABBEYDORE GROVE	MONKSTON	MILTON KEYNES	MK10 9HH	3,515
MR	J T	KIVEAL	43 PLATT LANE	DOBCROSS	OLDHAM	OL3 5AD	2,636
MRS	DONNA CHRISTINA	KNOWLES	19 DRURY AVENUE	SPONDON	DERBY	DE21 7FZ	4,394
MISS	CLAIRE	KORSAKOVS	4 ULLSWATER CLOSE	EARL SHILTON	LEICESTERSHIRE	LE9 7GQ	4,394
MRS	CAROLE	LAIDLER	7 WESTGATE AVENUE	SILKSWORTH	SUNDERLAND	SR3 1BD	1,054
MR	COLIN	LALLEY	30 NEWFIELD AVENUE	CASTLEFORD	WEST YORKSHIRE	WF10 4BH	2,285
MRS	DENISE	LAMBERT	60 WINCHESTER WAY	SCAWSBY	DONCASTER S YORKS	DN5 8LQ	703
MR	SIMON HARVEY	LAST	72 RIVERGREEN CRESCENT	BRAMCOTE	NOTTINGHAM	NG9 3ET	4,394
MR	DAVID JOHN	LATHBURY	2 BIRCHWOOD VIEW	ASHBOURNE	DERBYSHIRE	DE6 1RZ	1,757
MR	STEPHEN FRANK	LAVERS	6 GLYN AVENUE	HALE	ALTRINCHAM	WA15 9DG	2,636
MRS	ANNE MARIE	LAVERTY	43 HOPEFIELD AVENUE	BELFAST	ANTRIM	BT15 5AP	1,757
MRS	LINDA ANN	LEATHERBARROW	35 HEREFORD ROAD	SOUTHPORT	MERSEYSIDE	PR9 7DX	2,812
MR	GAVIN	LEE	88 WILLOW LANE	NORTH FEATHERSTONE	PONTEFRACT	WF7 6BG	4,394
MR	SAI LEUNG	LEE	5 BIRCHWOOD CLOSE	LEICESTER FOREST EAST	LEICESTER	LE3 3PU	2,636
MR	ANDREW MICHAEL	LISLE	20 ILLINGWORTH AVENUE	ALTOFTS	NORMANTON	WF6 2LL	4,394
MR	BRIAN ROBIN	LLOYD	6 CAXMERE DRIVE	WOLLATON	NOTTINGHAM	NG8 1GG	1,757
MR	MARTIN	LODGE	4 NEWTON PARK	LONG BENNINGTON	NEWARK	NG23 5FE	1,757
MS	SHARON SARAH	LOGAN	7 KIRKEBY CLOSE	STANTONBURY FIELDS	MILTON KEYNES	MK14 6TA	703
MR	PHILIP WILLIAM	LOINES	5 ARNDALE	WIGSTON	LEICESTER	LE18 3UF	2,636
mrs	DEBORAH ANN	LOUGHMAN	41 MERRIVALE GARDENS	WOKING	SURREY	GU21 3LX	1,757
MR	JAMES ANDREW	LOUND	QUEENS LODGE	WINGFIELD HALL	SOUTH WINGFIELD	DE55 7NH	4,394
MR	PHILIP ANTHONY	LOVELL	12 SOUTHWALTERS	CANVEY ISLAND	ESSEX	SS8 9TE	1,757

Title	Forename(s)	Surname	Address				Shares Allotted
MR	DAVID ANDREW	LOWE	10 WESTMINSTER AVENUE	KIRKBY-IN-ASHFIELD	NOTTINGHAM	NG17 7HY	1,757
MR	RICHARD	LOWE	31 HARROW ROAD	LEICESTER		LE3 0JY	878
MR	KENNETH	LUMB	37 VALLEY CRESCENT	WRENTHORPE	WAKEFIELD	WF2 0JB	3,867
MR	GEOFFREY DEREK	LUND	59 ELVASTON ROAD	WOLLATON	NOTTINGHAM	NG8 1JS	1,757
MR	PETER DENNIS	LYLE	17 DILYS STREET	BLAENCWM	RHONDDA CYNON TAFF	CF42 5DT	1,054
MR	JAMES EDWARD	LYONS	5 CINNAMON LANE	FEARNHEAD	WARRINGTON	WA2 0AE	1,757
MR	MARK STEVEN	MACE	22 ROSE FARM RISE	ALTOFTS	NORMANTON	WF6 2PL	703
MR	KHALID	MAHOMED	7 BROOKLANDS	ASHTON ON RIBBLE	PRESTON	PR2 1AP	4,394
MR	PETER GORDON	MALLABONE	17 STEWARTON CLOSE	ARNOLD	NOTTINGHAM	NG5 8DJ	1,318
MR	STEPHEN JOHN	MALLORY	64 MELTON GARDENS	EDWALTON	NOTTINGHAM	NG12 4BJ	1,757
MRS	ANN	MARTIN	22 NORWOOD END	BASILDON	ESSEX	SS14 2SD	878
MR	BRIAN WILLIAM	MARTIN	22 NORWOOD END	BASILDON	ESSEX	SS14 2SD	703
MR	HOWARD	MARTIN	25 SHERWOOD ROAD	HARWORTH	DONCASTER	DN11 8HY	1,757
MR	IAN WILLIAM	MATTHEWS	1 MENTMORE CLOSE	BIDDENHAM	BEDFORD	MK40 4FD	2,636
MR	JOHN	MATTHEWS	14 MANOR MEWS	MICKLEOVER MANOR	MICKLEOVER	DE3 0SH	1,757
MR	JOHN NOEL	MCBRYDE	8 OSBORNE ROAD	WATFORD	HERTFORDSHIRE	WD24 7BA	3,515
MRS	BRENDA	MCCARTHY	85 MOORCROFT	NEW BRIGHTON	MOLD	CH7 6RX	703
MS	ADELE	MCCONNOCHIE	9 WILSONS AVENUE	SUMMIT	HEYWOOD	OL10 4SH	2,109
MR	JOHN ROSS	MCCRACKEN	28 KINNAIRD CRES	BRARSDEN	GLASGOW	G61 2BN	1,054
MRS	ELIZABETH	MCCULLOUGH	36 KYLEMORE PARK	BELFAST	COUNTY ANTRIM	BT14 6SA	3,515
MR	KEVIN JOHN	MCDONALD	WESTGATE COTTAGE	PITHILL LANE	BRIDGWATER	TA7 9BT	1,757
MR	NEIL	MCGOWAN	11 CALSTOCK ROAD	WOODTHORPE	NOTTINGHAM	NG5 4FH	4,394
MRS	AILEEN	MCGREGOR	163 WAROUT RD	GLENROTHES	FIFE	KY7 4ER	1,757
MR	FRANK JOSEPH	MCNEILLIS	1 ST BRIDES CLOSE	SPRINGFIELD	MILTON KEYNES	MK6 3EY	4,394
MR	DAVID WILLIAM	MELLENEY	7 GRIFFON CLOSE	EAGLESTONE	MILTON KEYNES	MK6 5BG	3,515
MRS	CHRISTINE	MERCER	24 BROOKEND	PARR	ST HELENS	WA9 3RS	1,757
MRS	SANDRA	MERRIOTT	37 DUKE STREET	BRIDGWATER		TA6 3TG	527
MRS	MARIA MARGARIDA	MIALL	8 ROBESON PLACE	CROWN HILL	MILTON KEYNES	MK8 0LF	4,394
MR	ROBIN	MILLER	10 LABURNUM LANE	NEW HEY	ROCHDALE	OL16 4LP	175
MR	JASON	MILLS	31 CLIVEDON WAY	HALESOWEN	WEST MIDLANDS	B62 8TB	1,757
MRS	MARJORIE	MILLS	30 FISHER CLOSE	KILSBY	RUGBY	CV23 8XH	4,394
MR	DINUBHAI	MISTRY	3 BLAKE CLOSE	DAVENTRY	NORTHANTS	NN11 4LW	1,757
MR	ALEX	MITCHELL	11 ELY ST	ROSSINGTON	DONCASTER	DN11 0TR	1,406
MR	JOHN DAREN	MOLE	94 BATH COURT	BATH STREET	LONDON	EC1V 9NT	3,515
MR	G	MONCUR	7 PARNELL ROAD	BOW	LONDON	E3 2RS	439
MR	RICHARD LAURENCE	MOODY	REDMILE HOUSE	MAIN STREET	REDMILE	NG13 0GA	4,394
MR	CHRIS ALAN	MOORE	26 SPENCER STREET	NORWICH	NORFOLK	NR3 4PA	1,757
MR	KEVIN	MORAN	182 HOLLINBANK LANE	HECKMONDWIKE	WEST YORKSHIRE	WF16 9QT	351

Title	Forename(s)	Surname	Address				Shares Allotted
MR	STEPHEN BRIAN	MOREWOOD	360 CASTLEFORD ROAD	NORMANTON	WEST YORKSHIRE	WF6 1QY	3,515
MR	JOHN	MORRIS	26 CRESCENT ROAD	LUTTERWORTH	LEICS	LE17 4NR	878
MS	PAULINE	MORRIS	41 HUNTINGBROOK	GREAT HOLM	MILTON KEYNES	MK8 9DF	703
MR	JOHN A	MORRISON	94 PRIORY STREET	NEWPORT PAGNELL	BUCKS	MK16 9BL	1,757
MRS	ANN	MORRISSEY	37 PIGOTT DRIVE	SHENLEY CHURCH END	MILTON KEYNES	MK5 6BY	2,636
MR	CLIFFORD RODNEY	MORTIMORE	19 ASHBY ROAD	WELTON	NORTHANTS	NN11 5JS	878
MR	JOHN EDWARD	MOTTERSHEAD	39 ANGLESEY DRIVE	POYNTON	STOCKPORT	SK12 1BU	4,394
MR	PHILIP	MOUNTAIN	246 LOUGHBOROUGH ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 7EE	4,394
MR	DAVID	MOURNIAN	49 WEAVERS REACH	WELLINGTON	SOMERSET	TA21 0DH	878
MR	BRIAN	MOWATT	31 WOOLHAMPTON WAY	HARMANS WATER	BRACKNELL	RG12 9NR	4,394
MR	TERRY P	MOYNIHAN	7 NORTHDOWN DRIVE	CHILWELL	NOTTINGHAM	NG9 5NT	1,757
MRS	DAVINA	MURRANT	63 EWENNY ROAD	BRIDGEND	MID	CF31 3HY	703
MS	JUDITH DOROTHY	MUSGRAVE	54 LONGLEAT CRESCENT	CHILWELL	NOTTINGHAM	NG9 5EU	263
MR	JURIJ	NAJDAN	41 BLAKE ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 5JJ	1,757
MR	JAMES CHRISTOPHE	NELSON	4 COLIN RD	KENDAL	CUMBRIA	LA9 5HN	4,394
MR	LEE	NELSON	10 PILKINGTON ROAD	RADCLIFFE	MANCHESTER	M9 7BX	878
MRS	ANITA DENISE	NEVILLE	55 PREMIER AVENUE	GRAYS	ESSEX	RM16 2SJ	1,757
MRS	MAUREEN	NEWALL	24 THE BUNTINGS	COVINGHAM	SWINDON	SN3 5AS	351
MR	SIMON JULIAN	NICHOLLS	HERON HOUSE	KELMARSH ROAD	MARKET HARBOROUGH	LE16 8JX	4,394
MR	BRIAN RICHARD	NICHOLS	2 WALKER STREET	EASTWOOD	NOTTINGHAM	NG16 3EH	4,394
MR	STEPHEN JOHN	NICHOLS	25 JUNIPER CLOSE	BRIDGWATER	SOMERSET	TA6 4ER	703
MR	BARRY	NICHOLSON	9 BURTONFIELDS CLOSE	STAMFORD BRIDGE	YORK	YO41 1LQ	4,394
MR	MARK JOSEPH	NICHOLSON	32 WHITTINGHAM ROAD	MAPPERLEY	NOTTINGHAM	NG3 6BJ	4,394
MR	CHRIS	NIXON	12 HIGHVEER CROFT	TATTENHOE	MILTON KEYNES	MK4 3BN	1,757
MR	GEORGE WILLIAM	NOBLE	3 TARN HOWS WALK	ACKWORTH	NR PONTEFRACT	WF7 7QS	4,394
MR	JAMES	NOONE	34 RANNOCH ROAD	BREIGHTMET	BOLTON	BL2 6LY	843
MR	PETER	NORBURY	7 FENTON CLOSE	SOUTH KIRKBY	PONTEFRACT	WF9 3SL	1,406
MR	IAN CHRISTOPHE	OBEE	17 BALLIOL ROAD	STEFEN HILL	DAVENTRY	NN11 4RE	2,109
MR	MARK BENJAMIN	OLDFIELD	11 BURBAGE CLOSE	BELPER	DERBYSHIRE	DE56 0DW	439
MR	ALBERT JOHN	OLIVER	36 BEDEHOUSE LANE	CROMFORD	NR MATLOCK	DE4 3QZ	4,394
MR	GERALD RONALD	OLIVER	6 DIGBY CLOSE	THAME	OXFORD	OX9 3YT	4,394
MR	ANTHONY	OSBORNE	5 DAIRY FIELD	RAVENSTHORPE	NORTHANTS	NN6 8ED	1,054
MISS	D	PACKHAM	24 DENE AVENUE	SIDCUP	KENT	DA15 9LD	878
MR	AMRICK SINGH	PALIAH	125 SELBY ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 7BB	4,394
MRS	PARDEEP	PALIAH	125 SELBY ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 7BB	4,394
MR	RAYMOND	PARKINSON	13 FOUNTAIN DRIVE	ROBERT TOWN	LIVERSEDGE	WF15 7PX	4,394
MR	MUKESH M	PATEL	35 KIRKSTALL PLACE	OLDBROOK	MILTON KEYNES	MK6 2XD	4,394
MRS	VINA	PATEL	11 MARFITT STREET	LEICESTER		LE4 6RP	1,757

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	KALPANA	PATHAK	44 WALLINGTON ROAD	ILFORD	ESSEX	IG3 8QQ	878
MRS	JUNE MARY	PAUL	4 GREENACRE	WEMBDON	BRIDGWATER	TA6 7RD	4,394
MRS	RUTH	PEARSHOUSE	CHY AN BREA	TRETHELLAN HILL	NEWQUAY	TR7 1QS	703
MR	ALAN JOHN	PETERS	32 ORCHARD GROVE	EDGWARE	MIDDLESEX	HA8 5BH	527
MR	PHILIP	PETERSEN	WAUN-VILLA	PENTREGAT	LLANDYSUL	SA44 6HN	4,394
MISS	DAWN LILLIAN	PHILLIPS	WILLOW LODGE	ASTWOOD ROAD	CRANFIELD	MK43 0AU	4,394
MRS	HEATHER	PICK	90 ASHGAP LANE	NORMANTON		WF6 2HE	4,394
MRS	JENNIFER	PICTON	14 VOLUNTEER STREET	PENTRE	MID GLAMORGAN	CF41 7JZ	878
MRS	ANNE	PIERCE	292 CASTLEFORD ROAD	NORMANTON	WEST YORKS	WF6 1PY	4,394
MRS	JEAN ROSE	PIKE	22 NORTHFIELDS	MAIDSTONE	KENT	ME16 9JW	210
MR	CRAIG	PINDER	22 WORDSWORTH APPROACH	PONTEFRACT	WEST YORKSHIRE	WF81 NQJ	1,406
MR	JOHN	PITTAWAY	37 JUNIPER CLOSE	TOWCESTER	NORTHANTS	NN12 6XP	2,636
MRS	MELONEY	POPE	2 GRANGE HILL	BONNIE VIEW	BLACKWOOD	NP12 3PE	351
MR	ANTHONY	POUNDER	55 LAVERICK ROAD	JACKSDALE	NOTTINGHAM	NG16 5LQ	4,394
MRS	SHARON PATRICIA	POWELL	38 THE BADGERS	LANGDON HILLS	BASILDON	SS16 6AU	4,394
MISS	BARBARA RUTH	PRICE	9 GREEN LEYS	COMPTON ACRES	WEST BRIDGFORD	NG2 7RX	1,142
MR	RICHARD STUART	PRICE	17 ORCHARD CLOSE	BOULTON MOOR	DERBY	DE24 5AE	878
MR	ROBERT JOHN	PRICE	QUO VADIS	HIGH STREET	HINXWORTH	SG7 5HH	3,515
MR	STEPHEN JAMES	PRICE	7 NORTH GLADE	BEXLEY	KENT	DA5 3NT	4,394
MRS	VICTORIA	PRICE	5 KENTMERE CLOSE	PENKRIDGE	STAFFS	ST19 5EG	878
MR	DAVID	PRIESTLEY	63 KINGSHILL DRIVE	DEANSHANGER	MILTON KEYNES	MK19 6GH	3,515
MR	MARK WILLIAM	PRINGLE	31 COOPERS YARD	NEWARK	NOTTS	NG24 4UH	2,636
MR	JOHN MICHAEL	PRIOR	24 FOXGLOVE CLOSE	BUCKINGHAM	BUCKINGHAMSHIRE	MK18 1FU	4,394
MR	GURDAVER SINGH	PUREWAL	1 TIREE CLOSE	SINFIN	DERBY	DE24 9LD	4,394
MR	JASBIR SINGH	PUREWAL	8 FOXBROOK CLOSE	HEATHERTON VILLAGE	LITTLEOVER	DE23 3ZJ	4,394
MR	ASHWANI KUMAR	PURI	1 DARBY CLOSE	SHENLEY LODGE	MILTON KEYNES	MK5 7EX	4,394
MR	KEVIN	PYATT	31 PINFOLD CLOSE	TUTBURY	BURTON-ON-TRENT	DE13 9NJ	3,515
MRS	WENDY	RABJOHN	47 CAREY WAY	OLNEY	BUCKS	MK46 4DR	3,164
MR	MAHENDRA	RAMESSAR	38 THE STREET	RAYNE	BRAINTREE	CM77 6RR	2,636
MRS	ANNE MARIA	RAMSDALE	26 TOWNFIELD SQUARE	HAYES	MIDDLESEX	UB3 2EX	703
MR	ANDREW JOHN	RANKIN	74 SOUTH AVENUE	ULLESTHORPE	LEICS	LE17 5DQ	439
MR	PETER JOHN	RAY	24 SEEDFIELD CROFT	CHEYLESMORE	COVENTRY	CV3 5HU	1,406
MR	TERRY	RAY	3 THE PIGHTLE	OVING	BUCKS	HP22 4HS	4,394
MRS	JANET	REDMOND	ANNOCHIE HOUSE	AUCHNAGATT	ELLON	AB41 8TA	175
MRS	SHARON	REECE	47 SKIRBECK ROAD	BOSTON LINCS		PE21 6DG	439
MR	MALCOLM	REED	131 KINGSCLERE AVENUE	SOUTHAMPTON	HAMPSHIRE	SO19 9JR	263
MR	KELVIN	REES	6 DUMFRIES STREET	TREHERBERT	TREORCHY	CF42 5PL	175
MRS	W	RENNISON	HEATHER TOPS	WHITE APRON STREET	SOUTH KIRKBY	WF9 3LD	2,636

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	M	RICHARDS	11 WOMERSLEY ROAD	KNOTTINGLEY	WEST YORKSHIRE	WF11 8AA	2,812
MISS	LINDA KATHLEEN	RICHARDSON	18 OAKFIELDS CLOSE	STEVENAGE	HERTS	SG2 8NQ	878
MR	STEPHEN THOMAS	RICHARDSON	LYNDALE	30 GLADSTONE STREET	LONG EATON	NG10 1DG	4,394
MR	GARY	RIGBY	1 SYERS GREEN CLOSE	LONG BUCKBY	NORTHANTS	NN6 7QW	1,757
MR	STEPHEN	RIPLEY	12 SPRINGHILL GROVE	CROFTON	WAKEFIELD	WF4 1EY	2,109
MRS	CHRISTINE ANNE	ROBERTS	25 SHAWS LANE	GREAT WYRLEY	WALSALL	WS6 6EQ	3,515
MR	SHERIDAN MAURICE	ROBERTS	95 ROMWAY ROAD	EVINGTON	LEICESTER	LE5 5SE	1,757
MISS	ARLENE YVONNE	ROBINSON	HIGH ROYD FARM	HIGH ROYD LANE	BARNSLEY	S74 9NW	4,394
MRS	ELAINE JEAN	ROBINSON	11A BESTWOOD TERRACE	OFF ST ALBANS ROAD	BULWELL	NG6 9JR	439
MR	SIMON	ROBINSON	226 WINCHESTER ROAD	STRETFORD	MANCHESTER	M32 9PU	703
MR	ANDREW IAN	ROGERS	14 CRANBROOK WAY	PONTEFRACT	WEST YORKSHIRE	WF8 2UT	3,515
MRS	JACQUELINE HAZEL	ROGERS	40 HEOL BRITHDIR	BIRCHGROVE	SWANSEA	SA7 9NW	439
MRS	JEANETTE O	ROURKE	36 SOUTHPARK RD	TYWARDREATH	PAR CORNWALL	PL24 2PT	1,054
MRS	JULIA ANNE	ROWE	28 DENNISON AVENUE	BETHEL	ST AUSTELL	PL25 3HD	1,406
MRS	HEATHER ANN	RUDDICK	15 BRENTFIELD WAY	PENRITH	CUMBRIA	CA11 8DL	351
MR	TREVOR	RYAN	4 THURLESTONE DRIVE	MAPPERLEY PLAINS	NOTTINGHAM	NG3 5SD	1,318
MRS	CAROLE MARIE	RYMELL	24 SUMMERS CLOSE	PLYMOUTH	DEVON	PL6 5RX	527
MR	DEAN	SADDINGTON	1 LONGATE ROAD	MELTON MOWBRAY	LEICS	LE13 1HT	2,197
MR	JOHN NORMAN	SAUNDERS	WYMUND HOUSE	46B BROOK STREET	LOUGHBOROUGH	LE12 6TU	4,394
MR	ALASTAIR DUNCAN	SCOTT	17 OLD FORGE ROAD	ASHBY MAGNA	LUTTERWORTH	LE17 5NL	878
MR	DAVID ALLEN	SCOTT	4 THE PADDOCKS	WEST HADDON	NORTHANTS	NN6 7AU	2,812
MR	PAUL ANDREW	SEARSON	7 KYNANCE CLOSE	SOUTH NORMANTON	ALFRETON	DE55 2FD	3,515
MR	JAGDISH M	SHAH	49 LANGLAND CRES	STANMORE	MIDDLESEX	HA7 1NF	4,394
MRS	MARIA	SHEARN	101 MAYFIELD ROAD	SANDERSTEAD	SOUTH CROYDON	CR2 0BH	439
MRS	SUSAN	SHERIDAN	42 FARRINGTON DRIVE	MARTON	MIDDLESBROUGH	TS78 PTH	1,757
MR	STEPHEN VICTOR	SHILLCOCK	8 GREENFIELD AVE	SPINNEY HILL	NORTHAMPTON	NN3 2AA	4,394
MR	KEITH DEREK	SHURVILLE	41 CHURCHILL AVE	BOOTHVILLE	NORTHAMPTON	NN3 6NY	4,394
MR	ANDREW MARK	SHUTT	13 STATION ROAD	CARLTON	NOTTINGHAM	NG4 3AT	1,757
MR	GIUSEPPE	SIGONA	96 HORSEHEAD LANE	BOLSOVER	CHESTERFIELD	S44 6XH	3,515
MR	PAUL ROGER	SIMKIN	51 STANHOPE ROAD	SWADLINCOTE	DERBYSHIRE	DE11 9BQ	1,757
MR	NICHOLAS	SIMS	72 KIRKBY ROAD	DESFORD	LEICS	LE9 9JG	4,394
MR	GLEN JOSEPH	SLATER	61 FORD LANE	ALLESTREE	DERBY	DE22 2EY	1,757
MR	JULIAN THOMAS	SMAILES	120 BEDALE ROAD	SHERWOOD	NOTTINGHAM	NG5 3GJ	4,394
MRS	LINDA	SMEETON	37 BRENTON ROAD	PENN	WOLVERHAMPTON	WV4 5NS	2,636
MRS	ANDREA JANETTE	SMITH	48 THORNDON COURT	EAGLE WAY	BRENTWOOD	CM1 3BY	2,636
MR	CHRIS JAMES	SMITH	THURN COTTAGE	FAIRSTEAD	CLEY NEXT TO SEA	NR25 7RL	4,394
MRS	KAREN	SMITH	9 ASH LANE	COLLINGTREE	NORTHAMPTON	NN4 0ND	4,394
MRS	MARY ELIZABETH	SMITH	7 GARLIESTON COURT	CORKICKLE	WHITEHAVEN	CA28 7BJ	492

Title	Forename(s)	Surname	Address				Shares Allotted
MR	RICHARD BERNARD	SMITH	4 MATLOCK AVENUE	MANSFIELD	NOTTINGHAMSHIRE	NG18 5DW	2,636
MRS	SUSAN	SMITH	58 WHITTON WAY	NEWPORT PAGNELL	BUCKS	MK16 0PT	439
MR	GRAHAM	SNELL	FLAT 60 WESTCROFT HOUSE	WEST STREET	CASTLEFORD	WF10 1LF	2,812
MR	MICHAEL	SPEAKMAN	67 HOLME AVENUE	BRANDLESHOLME	BURY	BL8 1HN	1,757
MRS	DIANNE JOYCE	SPELMAN	60 BETJEMAN CLOSE	LARKFIELD	AYLESFORD	ME20 6TQ	703
MR	MICHAEL	SPENCER	25 ALBERT STREET	RADCLIFFE ON TRENT	NOTTINGHAM	NG12 2FL	4,394
MR	SIMON NIGEL	SQUIBB	29 AVONDALE ROAD	NEWPORT	ISLE OF WIGHT	PO30 1HE	1,757
MISS	LINDA	SQUIRES	NORWELL VILLA	SELBY ROAD	DONCASTER	DN6 0ES	3,515
MR	ANDREW NEIL	STANDERWICK	231 KENDALE ROAD	BRIDGWATER	SOMERSET	TA6 3QQ	1,406
MISS	KERRY LOUISE	STEAD	95 MAIN ST	EGREMONT	CUMBRIA	CA22 9DJ	878
MR	MICHAEL THOMAS	STEVENSON	19 PRIORY CLOSE	TURVEY	BEDS	MK43 8BG	4,394
MRS	JEAN	STEWART	NINEVAH LANE	ALLERTON BYWATER	CASTLEFORD	WF10 2EW	4,394
MISS	MICHELLE	STEWART	49 RHYL STREET	FEATHERSTONE	PONTEFRACT	WF7 6JZ	4,394
MR	CHRISTOPHER JOHN	STITSON	8 MARLOCK CLOSE	FISKERTON	SOUTHWELL	NG25 0UB	1,757
MR	OLIVER	STOCKEN	25C MARRYAT ROAD	WIMBLEDON	LONDON	SW19 5BB	4,394
MR	SIMON ASHLEY	STOPPARD	3A ASHER LANE	RUDDINGTON	NOTTINGHAM	NG11 6HS	878
MR	KEVIN SWAINGER	STOREY	57 SCHOOL LANE	WALTON	WAKEFIELD	WF2 6NR	1,406
MR	MATTHEW JOSEPH	STOREY	48 SEAFORD AVENUE	WOLLATON	NOTTINGHAM	NG8 1LB	1,757
MRS	WENDY	STOREY	57 SCHOOL LANE	WALTON	WAKEFIELD	WF2 6NR	1,757
MR	ANDREW NEIL	STOVELL	19 CALVERY CLOSE	MELTON MOWBRAY	NOTTINGHAM	LE13 0SZ	1,757
MR	ANDREW LEE	STRINGER	64 COLESBOURNE DRIVE	DOWNHEAD PARK	MILTON KEYNES	MK15 9AP	3,515
MR	GUY	STUBBS	125 BRAMCOTE LANE	CHILWELL	NOTTINGHAM	NG9 4EU	2,197
MR	ANTHONY KEVIN	SUITER	102 TROWELL GROVE	LONG EATON	NOTTINGHAM	NG10 4BB	2,636
MS	JOANNE MARY	SUTCLIFFE	THE GRANGE	DOCTORS LANE	ALLERTON BYWATER	WF10 2HJ	4,394
MISS	DIANE	SUTTON	1 LAWCLIFFE CRESCENT	HAWORTH	KEIGHLEY	BD22 8RD	421
MRS	PAMELA	SYKES	21 BARLEIGH ROAD	MARFLEET LANE	HULL	HU9 4TH	1,757
MR	LIAM GERVIAS	TANKARD	27 LOCK LANE	CASTLEFORD	W YORKSHIRE	WF10 2JZ	703
MRS	ROSALIND FLORENCE	TAPPENDEN	59 CRESCENT ROAD	RAMSGATE	KENT	CT11 9QX	351
MR	JOHN KENNETH	TARLING	37 LYMINGTON ROAD	MANSFIELD	NOTTS	NG19 6TY	4,394
MR	DAVID	TAYLOR	2 CHACELEY WAY	SILVERDALE	NOTTINGHAM	NG11 7EE	1,933
MRS	RITA	TAYLOR	8 EASTDENE WAY	PETERLEE	COUNTY DURHAM	SR8 5TJ	351
MR	VICTOR	TAYLOR	33 NORTHWOOD FALLS	WOODLESFORD	W YORKS	LS26 8PD	4,394
MISS	PATRICIA ANNE	TERNDRUP	11 GREEN APPROACH	CARLTON	NOTTINGHAM	NG4 1SN	878
MISS	SARAH	TERNDRUP	11 GREEN APPROACH	CARLTON	NOTTINGHAM	NG4 1SN	878
MRS	PAMELA	THOMAS	25 GLYNRHONDDA STREET	TREORCHY	RHONDDA CYNON TAFF	CF42 6DE	703
MRS	CLAIRE	THOMSON	9 MEEKS ROAD	ARNOLD	NOTTINGHAMSHIRE	NG5 8AQ	2,636
MR	TIMOTHY ROBIN	THORNTON	9 NENE LANE	TOWCESTER	NORTHANTS	NN12 6YN	4,394
MR	STUART ALLEN	THORPE	8 WESLEY GARDENS	BILLERICAY	ESSEX	CM12 0NP	878

Title	Forename(s)	Surname	Address				Shares Allotted
MR	MARK ASHLEY	TIMMS	9 KIRKBY CLOSE	SOUTHWELL	NOTTINGHAM	NG25 0DG	2,636
MR	STEVEN DAVID	TODD	13 MORRIS ROAD	STRELLEY	NOTTINGHAM	NG8 6NE	878
MRS	HELEN	TOLLEY	43 HALING ROAD	PENKRIDGE	STAFFS	ST19 5DA	175
MRS	MOIRA JOSEPHINE	TOMLINSON	33 WALSINGHAM AVE	ALKRINGTON	MANCHESTER	M24 1SR	351
MRS	HELEN	TOMS	VERMAIPA	HIGH ST	NEWCHURCH	PO36 ONJ	351
MRS	MARIE	TOWELL	14 NEVISON AVENUE	PONTEFRACT	W YORKS	WF8 2LT	1,406
MR	JOHN	TRAVIS	93 GUILDFORD GROVE	MIDDLETON	MANCHESTER	M24 2WX	175
MR	ALAN RICHARD	TURNER	2 COMYNS PLACE	WRITTLE	CHELMSFORD	CM1 3ES	4,394
MR	MARTIN JOHN	TURNER	54 BELLE BAULK	TOWCESTER	NORTHANTS	NN12 6YE	878
MR	PAUL FREDERICK	TURNER	25 BURNHAM LANE	SLOUGH	BERKSHIRE	SL1 6LH	878
MR	DAVID ALAN	TYLER	6 ERNLE ROAD	LONDON		SW20 0HJ	4,394
MRS	MICHELLE	UNDERWOOD	25 THORNBRIDGE CLOSE	RUSHDEN	NORTHANTS	NN10 9NJ	439
MR	NICHOLAS VIVIAN	VANSTONE	9 STANLEY ROAD	MAPPERLEY	NOTTINGHAM	NG3 6HT	1,318
MRS	CATHERINE LESLEY	VARDY	131 INHAM ROAD	CHILWELL	BEESTON	NG9 4HW	878
MR	RODERIC STEVEN	VAST	11 EAST MOOR	WORSLEY	MANCHESTER	M28 1YU	1,757
MRS	GILLIAN	VAUSE	123 MANOR PARK AVENUE	ALLERTON BYWATER	CASTLEFORD	WF10 2DN	3,515
MRS	YVONNE	VERNON	30 ENGLEFEILD CRES	MYNYDD ISA	MOLD	CH7 6UN	439
MR	GREG HENRY	WADDELL	16 THE GREENS	GLENCRUITTEN ROAD	OBAN	PA34 4BW	1,142
MRS	ANGELA JANE	WAGSTAFFE	10 SPRINGFIELD CLOSE	BARLBY	SELBY	YO8 5JW	263
MR	GEOFFREY ALAN	WALKER	8 SPINNINGDALE	ARNOLD	NOTTINGHAM	NG5 8QT	4,394
MR	MARTYN	WALKER	4 HIGH BARNS CLOSE	NORTHAMPTON		NN4 5BH	1,757
MR	RICHARD ANTHONY	WALKER	49 BRACKENDALE ROAD	SWANWICK	ALFRETON	DE55 1DX	1,757
MR	ROBIN JOHN	WALL	THE OLD COTTAGE	QUEENS STREET	HALFORD	CV36 5BT	2,636
MISS	SUSAN	WALLACE	86B HAWKINGE GDNS	ERNESETTLE	PLYMOUTH	PL5 2RX	439
MR	MICHAEL JOHN	WALSH	63 TREVOR ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 6FT	878
MR	GERALD	WALTERS	2 MILL FLEAM	HILTON	DERBY	DE65 5HE	4,394
MR	GREG JAMES	WALTON	18 CHURCH ROAD	BURTON JOYCE	NOTTINGHAM	NG14 5GG	175
MRS	NADINE ELIZABETH	WARBURTON	118 SWANSWELL ROAD	OLTON	SOLIHULL	B92 7EZ	175
MR	NEIL WAYNE	WEBBER	6 HEATHFIELD AVENUE	ILKESTON	DERBYSHIRE	DE7 5ED	1,757
MR	BARRY	WESTBURY	5 CARDING CLOSE	FARNSFIELD	NOTTS	NG22 8FD	4,394
MRS	PAULINE ANN	WESTWOOD	237 WATLING STREET	NEWTOWN	WALSALL	WS8 6JR	878
MR	ROY	WHALLEY	4 NEWFIELD CRESCENT	NORMANTON	W YORKSHIRE	WF6 1SQ	1,406
MR	PAUL	WHARMBY	6 SUNNY ROW	KNOLE ROAD	NOTTINGHAM	NG8 2EA	4,394
MR	RAYMOND	WHITING	37 SCHOOL STREET	LONG LAWFORD	RUGBY	CV23 9AT	1,054
MR	MARK	WHITTLE	38 OXCLOSE LANE	ARNOLD	NOTTINGHAM	NG5 6GA	878
MR	BRYAN ROBERT	WIGGETT	22 LINCOLN CLOSE	LICHFIELD	STAFFS	WS13 7SW	439
MRS	SYLVIA CHRISTINE	WILCOX	20 BENTHAM AVENUE	SHEERWATER	WOKING	GU21 5LF	1,757
MRS	URSULA	WILCOX	16 SPRINGFIELD AVENUE	KNOTTINGLEY	WEST YORKSHIRE	WF11 8BQ	3,164

Title	Forename(s)	Surname	Address				Shares Allotted
MRS	EMMA	WILDGUST	APARTMENT 1 THE ARENA	STANDARD HILL	NOTTINGHAM	NG1 6GL	1,230
MR	ALAN ROBERT	WILLIAMS	40 HEOL BRITHDIR	BIRCHGROVE	SWANSEA	SA7 9NW	1,757
MRS	GAIL ELAINE	WILLIAMS	6 DE HAGUE ROAD	NORWICH	NORFOLK	NR4 7JF	351
MR	JEREMY JAMES	WILLIAMS	98 ABERTILLERY ROAD	BLAINA	GWENT	NP13 3DZ	4,394
MR	KEITH REGINALD	WILLIAMS	1 BINDING CLOSE	NORTH PETHERTON	BRIDGWATER	TA6 6TP	703
MRS	MARGARET	WILLIAMS	25 CLARK STREET	TREORCHY	RHONDDA	CF42 6BE	1,476
MR	TERENCE	WILLIAMS	1B BRIDGEMAN ROAD	RADFORD	COVENTRY	CV6 1NQ	1,757
MR	JOHN	WILSON	'LA FETE'	4 NEWSTEAD TERRACE	HUCKNALL	NG15 7EF	1,757
MR	MARTIN JOHN	WILSON	ARLON HOUSE	32 APPLECROFT	HENLOW	SG16 6NB	878
MR	WILLIAM	WILSON	8 MILTON DRIVE	KINSLEY	PONTEFRACT	WF9 5LF	4,394
MR	KEITH EDWARD	WINDSOR	12 NEW ROAD	LITTLE ACRE	BRIDGWATER	TA7 8PT	1,757
MR	S P	WINN	51 BEAUFORT CLOSE		LONDON	E4 9XF	439
MR	COLIN JOHN	WINSHIP	100 PENRHYN AVENUE	RHOS ON SEA	CONWY	LL28 4NB	175
MR	PAUL	WITHINGTON	83 HASTINGS CRESCENT	AIREDALE	CASTLEFORD	WF10 3EN	1,757
MRS	CHRISTINA ANN	WOOD	19 KENNETH ROAD	REDHILL	ARNOLD	NG5 8HY	4,394
MR	JASON TERENCE	WOOD	CASA WHITEWOOD	NORTH NEWTON	NORTH PETHERTON	TA7 0BS	439
MRS	JULIE	WOODWORTH	12 BRENTWOOD CLOSE	SMITHY BRIDGE	LITTLEBOROUGH	OL15 0ND	4,394
MR	DAVID JAMES	WORTHINGTON	5 ASHMORE	LONG BUCKBY	NORTHAMPTON	NN6 7RT	2,636
MR	PAUL	WRAGE	CHURCH LODGE	CHURCH END	HANSLOPE	MK19 7LP	1,757
MRS	ANN	WRIGHT	16 ACKTON LANE	NORTH FEATHERSTONE	PONTEFRACT	WF7 6AR	1,406
MR	DAVID	WRIGHT	49 ROULSTONE CRESCENT	EAST LEAKE	LOUGHBOROUGH	LE12 6JL	4,394
MR	MICHAEL PAUL	WRIGHT	23 PICKARD STREET	MANSFIELD	NOTTINGHAMSHIRE	NG18 2NG	1,757
MR	DARREN STEPHEN	WRIGLEY	126 MILLER STREET	HEYWOOD	LANCS	OL10 4JD	1,757
MRS	DIANE	YATES	40 FERNDOWN ROAD	BOLTON	LANCASHIRE	BL2 3NN	439
MISS	PATRICIA JEAN	YATES	15 SAFFRON STREET	BLETCHLEY	MILTON KEYNES	MK2 3AH	4,394
							1,288,547

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	76,418	948	900
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted
Name Address UK Postcode	Class of shares allotted / Number allotted
Name Address UK Postcode	Class of shares allotted / Number allotted
Name Address UK Postcode	Class of shares allotted / Number allotted
Name Address UK Postcode	Class of shares allotted / Number allotted
Name Address UK Postcode	Class of shares allotted / Number allotted **TOTAL CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	C/O Share Dealing Services, The Causeway, Worthing, West Sussex.	Ordinary	17,178
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	62
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	61,076
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**78,316**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	STEPHEN ROBERT	BAIRSTOW	1 ALDEN AVENUE	MORLEY	LEEDS	WEST YORKSHIRE	LS27 0SF	4,394
MRS	LOUISE	BENNETT	83 BARTON COURT AVENUE	BARTON ON SEA	HAMPSHIRE		BH25 7ET	4,394
MRS	JOAN SUSAN	BROWN	6 ALPINE CROFT	SHENLEY BROOK END	MILTON KEYNES	BUCKINGHAMSHIRE	MK5 7BF	4,394
MR	ANTHONY JOHN	CHEESBROUGH	97 BIRKIN AVENUE	NOTTINGHAM	NOTTINGHAMSHIRE		NG7 5BL	4,394
MR	PAUL RICHARD	COLLINS	4 CHALTON HEIGHTS	CHALTON	LUTON	BEDFORDSHIRE	LU4 9UF	1,757
MR	ROGER ANTHONY	CRAGG	47 WILFORD LANE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 7QZ	1,318
MR	PETER	DURANT	19 MOUNT STREET	BRIDGWATER	SOMERSET		TA6 3ER	703
MRS	WINIFRED	FERNANDES	27 BOUNDARY ROAD	WALLINGTON	SURREY		SM6 0ES	625
MRS	WINIFRED	FERNANDES	27 BOUNDARY ROAD	WALLINGTON	SURREY		SM6 0ES	295
MRS	WINIFRED	FERNANDES	27 BOUNDARY ROAD	WALLINGTON	SURREY		SM6 0ES	50
MR	DAVID	FIRTH	35 KING STREET	PONTEFRACT	WEST YORKSHIRE		WF8 4AH	703
MISS	GILLIAN	GOTOBED	12 NORTH STREET	NEWPORT	GWENT		NP20 1JZ	1,757
MISS	DENISE MICHELLE	GRAY	110 GADDESDEN CRESCENT	WAVENDON GATE	MILTON KEYNES	BUCKINGHAMSHIRE	MK7 7SQ	1,406
MRS	HELEN MARIE	GREEN	70 THE HAYES	SUMMERHAYES VILLAGE	WILLENHALL	WEST MIDLANDS	WV12 4LB	703
MR	PAUL	GRIFFIN	13 LOWER PACKINGTON ROAD	ASHBY DE LA ZOUCH	LEICESTERSHIRE		LE65 1GH	4,394
MRS	CATHERINE ANN	HARD	9 FLEETWITH CLOSE	GAMSTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6RR	1,757
MRS	SHARON	HARRIS	115 WENTWORTH ROAD	FEATHERSTONE	PONTEFRACT	WEST YORKSHIRE	WF7 5LA	703
MR	ANDREW WILSON	HOGG	HILL VIEW	11 RIDGE LANE	RADCLIFFE ON TRENT	NOTTINGHAM	NG12 1BD	4,394
MR	BOYD	HOPE	12 WATLANDS AVENUE	WOLSTANTON	NEWCASTLE UNDER LYME	STAFFORDSHIRE	ST5 8AS	878
MR	DARREN	JONES	18 PORTER STREET	BURY	LANCASHIRE		BL9 5DZ	4,394
MR	DAVID	KING	15 NORTH PRIORS COURT	LINGS	NORTHAMPTON		NN3 8LA	388
MRS	P	KNOWLES	86 HEMSBY ROAD	CASTLEFORD	WEST YORKSHIRE		WF10 5ED	1,757
MR	ANTHONY RICHARD	MANSELL	22 NORTHFOLD ROAD	LEICESTER	LEICESTERSHIRE		LE2 3YG	878
MR	JOHN MARTIN	MOORE	57 HIGHTOWN RISE	GLENGORMLEY	NEWTOWNABBEY	COUNTY ANTRIM	BT36 7XA	4,394
MR	DARREN STEPHEN	PERRINS	25 SMART CLOSE	THORPE ASTLEY	BRAUNSTONE	LEICESTERSHIRE	LE3 3RS	1,054
MR	GARY	PIGRUM	122 DANBURY DOWN	BASILDON	ESSEX		SS14 2SS	175
MR	JONATHAN	RAYFIELD	5 ANSISTERS ROAD	FERRING	WORTHING	WEST SUSSEX	BN12 5JJ	878
MRS	MICHELLE PAULA	ROBINSON	36 CORNHILL ROAD	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 1GE	2,636
MR	KENNETH GEORGE	ROWE	38 BRADNEY CORNER	BAWDRIP	BRIDGWATER	SOMERSET	TA7 8PG	703
MRS	ANNETTE PATRICIA	SMITH	1 GERALD CLOSE	BURGESS HILL	WEST SUSSEX		RH15 0NB	1,230
MR	NICHOLAS	STREETER	4 HEATHER CLOSE	ALDERSHOT	HAMPSHIRE		GU11 3PA	1,757
MR	ABDUL	TAHIR	103 RAMSAY STREET	ROCHDALE	LANCASHIRE		OL16 2EZ	527
MISS	TRACEY	WALLIS	70 ARLINGTON DRIVE	CARSHALTON	SURREY		SM5 2EX	323
MISS	TRACEY	WALLIS	70 ARLINGTON DRIVE	CARSHALTON	SURREY		SM5 2EX	155
MRS	P	WESTWOOD	6 EASTBOURNE AVENUE	FEATHERSTONE	PONTEFRACT	WEST YORKSHIRE	WF7 6LQ	808
								61,076

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	83,877	2,097	2,153
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed [signature] **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	102		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	C/O Share Dealing Services, The Causeway, Worthing, West Sussex.	Ordinary	29,323
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	1,663
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	57,243
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**88,229**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	FREDERICK	ABABIO	140 FRIMLEY CLOSE	NEW ADDINGTON	CROYDON	SURREY	CR0 0RB	647
MRS	ESTELLE	ANDERSON	128 CRYSTAL PALACE ROAD	EAST DULWICH	LONDON	LONDON	SE22 9ER	389
MRS	BELINDA KIM	BALDWIN	6 HALFORD WAY WELTON	DAVENTRY	NORTHAMPTONSHIRE		NN11 2XZ	527
MR	DAVID	BATEMAN	14 BALMORAL ROAD	GIDEA PARK	ROMFORD	ESSEX	RM2 5XD	439
MRS	HELEN	CARDING	8 ELM TREE DRIVE	BOON HILL	STOKE ON TRENT	STAFFORDSHIRE	ST7 8NG	628
MRS	JULIE	CHALONER	29 KEARSLEY ROAD	CRUMPSALL	MANCHESTER	LANCASHIRE	M8 4GH	1,054
MR	PETER HOWARD	CHUA	75 RIBBLESDALE ROAD	NOTTINGHAM	NOTTINGHAMSHIRE		NG5 3GW	3,515
MR	TIMOTHY JOHN	FARROW	7 ADBOLTON GROVE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 5AR	2,197
MR	ANDREW	FIRTH	39 MIDDLE GREEVE	WOOTTON FIELDS	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 6BB	878
MR	KEITH KEVIN	FLETCHER	81 HIGH BARRETS	VANGE	BASILDON	ESSEX	SS14 1TP	4,394
MRS	SHIRLEY	GODDARD	56 BRISBANE ROAD	MICKLEOVER	DERBY	DERBYSHIRE	DE3 9JZ	464
MR	RAYMOND HENRY	GRIBBEN	35 LADYMEAD CLOSE	DURLEIGH	BRIDGWATER	SOMERSET	TA6 7JP	1,757
MRS	ANNE	HARDING	51 LINAKER ROAD	SHEFFIELD	SOUTH YORKSHIRE		S6 5DS	59
MR	JOHN CLIFFORD	HEESON	11A SANDFIELD ROAD	ARNOLD	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 6QA	4,394
MRS	JANET	HUMPHRAY	6 ROSTHWAITE CLOSE	HAWKLEY HALL	WIGAN	LANCASHIRE	WN3 5RN	1,757
MRS	JANICE YVONNE	JOHANSSON	11 ABBOTS MEADE	PRESTON ROAD	YEOVIL	SOMERSET	BA21 3PJ	439
MRS	LYNNE	LANG	112 HUNTLEY AVENUE	SPONDON	DERBY	DERBYSHIRE	DE21 7DU	439
MR	SIMON	MALE	6 WESTMINSTER ROAD	MAIDENBOWER	CRAWLEY	WEST SUSSEX	RH10 7WZ	254
MR	JAMES	MCCAFFERTY	3 MIREYBUTT LANE	KNOTTINGLEY	WEST YORKSHIRE		WF11 0PH	1,406
MR	RICHARD ALAN	MCINALLY	3 LOBDEN CRESCENT	WHITWORTH	ROCHDALE	LANCASHIRE	OL12 8PU	3,515
MRS	MARGARET JEAN	MIDSON	10 SCHOOL CLOSE	BRAUNSTON	DAVENTRY	NORTHAMPTONSHIRE	NN11 7JD	3,194
MR	MATTHEW STEPHEN	MILLER	66 QUEENS ROAD	DEVIZES	WILTSHIRE		SN10 5HR	1,054
MR	JEREMY CLIVE	MOTTERAM	8C CLIFFORD ROAD	DROITWICH	WORCESTERSHIRE		WR9 8UR	4,394
MR	DAVID WILSON	OGLE	15 ELLISWICK ROAD	HARPENDEN	HERTFORDSHIRE		AL5 4TP	816
MR	MARK ANTHONY	PAGE	72 INGAWAY	BASILDON	ESSEX		SS16 5QP	878
MR	GORDON	PHILLIPS	ROSEDALE	2 DONCASTER ROAD	EAST HARDWICK	PONTEFRACT	WF8 3EQ	517
MR	KEVIN SIMON	PURDOM	22 BULMERSHE ROAD	READING	BERKSHIRE		RG1 5RJ	4,394
MRS	DIANE	RICHARDSON	46 MEDINA WAY	BARUGH GREEN	BARNSLEY	SOUTH YORKSHIRE	S75 1NF	878
MR	COLIN HENRY	SOROHAN	34 NORBROKE STREET	LONDON			W12 0QU	3,515
MRS	ROWAN	SPURGIN	22 COURT ROAD	CATERHAM	SURREY		CR3 5RD	983
MR	RAJESH	TAILOR	16 HOBBY CLOSE	NORTHAMPTON	NORTHAMPTONSHIRE		NN4 ORN	439
MRS	MARIA PHILOMENA	THOMPSON	29 BROOKLAND RISE	LONDON			NW11 6DW	3,515
MR	ANDREW JOHN	TIDBALL	12 DORSET ROAD	BRIDGWATER	SOMERSET		TA6 5PP	1,757
MR	PHILLIP KENNETH	WESTERN	13 LONSDALE ROAD	BRIDGWATER	SOMERSET		TA5 2JR	1,757
								57,243

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	838		
Nominal value of each share	29 3/43 p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - JP Morgan Cazenove Nominees Limited Address - 20 MOORGATE LONDON EC2R 6DA	ORDINARY	838

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ________________ **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.	Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064	
	Lloyds TSB Registrars, Alan Walsh Tel 01903 833309	
	DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,468	922	1,413
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 6 June 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,434	403	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	C/O Share Dealing Services, The Causeway, Worthing, West Sussex.	Ordinary	10,310
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	282
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	16,048
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**26,640**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 6 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	GUS plc (Mr Paul Cooper) The Works 5 Union Street Manchester M12 4JD Tel: 0870 836 4064 Facsimile: 0870 836 4056 DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	DAVID TREVOR	COOPER	191 CASTLEFORD ROAD	NORMANTON	WEST YORKSHIRE		WF6 2HA	124
MRS	SUSAN LESLEY	DAVIS	29 ARKLE GREEN	SINFIN	DERBY	DERBYSHIRE	DE24 9NW	210
MR	NICHOLAS	DAWSON	24 SHERBOURNE DRIVE	HEYWOOD	LANCASHIRE		OL10 4ST	878
MISS	J L	GARDNER	8 JOHN AUSTIN CLOSE	KINGSTON UPON THAMES	SURREY		KT2 6SU	4,394
MRS	K	GILL	FLAT 75 HIGHVIEW	BYRON WAY	NORTHOLT	MIDDLESEX	UB5 6BN	878
MRS	PATRICIA GILLIAN	HARDY	16 ABBOTS VIEW	SOMPTING	LANCING	WEST SUSSEX	BN15 ONG	81
MRS	PATRICIA GILLIAN	HARDY	16 ABBOTS VIEW	SOMPTING	LANCING	WEST SUSSEX	BN15 ONG	26
MR	PAUL	HARRIS	107 SUTTON HEIGHTS	ALBION ROAD	SUTTON	SURREY	SM2 5TD	433
MR	PAUL	HARRIS	107 SUTTON HEIGHTS	ALBION ROAD	SUTTON	SURREY	SM2 5TD	212
MISS	EMMA LOUISE	HOLLAND	33 BIRCH ROAD	NORMANTON	WEST YORKSHIRE		WF6 1LB	58
MRS	JACQUELINE E	JENKINS	43 HIGH SCHOOL DRIVE	NEW ELGIN	ELGIN	MORAYSHIRE	IV30 3UE	326
MRS	JACQUELINE E	JENKINS	43 HIGH SCHOOL DRIVE	NEW ELGIN	ELGIN	MORAYSHIRE	IV30 3UE	131
MRS	MARY	LORD	69 WAVERLEY STREET	CASTLETON	ROCHDALE	LANCASHIRE	OL11 2TS	155
MRS	MARY	LORD	69 WAVERLEY STREET	CASTLETON	ROCHDALE	LANCASHIRE	OL11 2TS	58
MR	GREG	MANDERSON	19 DOVERIDGE AVENUE	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 3GR	647
MR	GREG	MANDERSON	19 DOVERIDGE AVENUE	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 3GR	311
MR	MAURICE	MOORE	72 STRATFORD ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6BA	2,636
MRS	JACQUELINE DIANA	OLIVER	15 HARTINGTON GROVE	EMERSON VALLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 2EP	878
MRS	SARAH JANE	SHENTON	75 MACKINNON AVENU	NORMANTON	WAKEFIELD	WEST YORKSHIRE	WF6 2HP	58
MRS	LYDIA	SNEAP	44 ASH GROVE	STAPLEFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 7GL	878
MRS	DIANNE JOYCE	SPELMAN	60 BETJEMAN CLOSE	LARKFIELD	AYLESFORD	KENT	ME20 6TQ	356
MRS	DIANNE JOYCE	SPELMAN	60 BETJEMAN CLOSE	LARKFIELD	AYLESFORD	KENT	ME20 6TQ	133
MRS	DIANNE JOYCE	SPELMAN	60 BETJEMAN CLOSE	LARKFIELD	AYLESFORD	KENT	ME20 6TQ	163
MRS	DIANNE JOYCE	SPELMAN	60 BETJEMAN CLOSE	LARKFIELD	AYLESFORD	KENT	ME20 6TQ	52
MR	ROBERT	STARBUCK	19 ST HELENS PLACE	CASTLEFORD	WEST YORKSHIRE		WF10 4AZ	349
MRS	LOUISE ELIZABETH	THOMAS	2 STOKESAY COURT	KINGSMEAD	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 4AB	1,406
MR	CHRISTOPHER	WATSON	297 CURZON STREET	LONG EATON	NOTTINGHAM	NOTTINGHAMSHIRE	NG10 4FL	217
							TOTAL	**16,048**

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 23 Month 05 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	70,797	1,458	1,687
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL CONTINUED	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 6 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	769		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		**Shares and share class allotted**	
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	C/O Share Dealing Services, The Causeway, Worthing, West Sussex.	Ordinary	23,699
UK Postcode	BN99 6DA		
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	3,099
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	47,913
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**74,711**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to form 88(2) dated 6 June 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	AHMED HAJI	ADAM	17 NOEL HOUSE	HARBEN ROAD	SWISS COTTAGE	LONDON	NW6 4RL	621
MRS	AMANDA	BANGS	ROSE COTTAGE	2 CAWTON ROAD	GILLING EAST	YORK	YO62 4JG	1,931
MRS	SHARON ANNE	BEER	30 QUEENS DRIVE	ILKESTON	DERBYSHIRE		DE7 5GR	263
MR	COLIN	BETTS	3 MELLBREAK CLOSE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 6QY	1,757
MR	DAVID GEORGE	CARRINGTON	80 LYNMOUTH CRESCENT	NORTH FURZTON	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 1HD	1,156
MRS	VANDA	CLOUGH	54 WOOLF COURT	VINCENT ROAD	ACTON	LONDON	W3 8TU	336
MR	CHRISTOPHE ROBER	COGGINS	13 BERBERIS CLOSE	WALNUT TREE	MILTON KEYNES	BUCKINGHAMSHIRE	MK7 7DZ	4,394
MR	STUART	COLQUHOUN	9 GEORGE STREET	GRANTHAM	LINCOLNSHIRE		NG31 6QL	1,318
MR	PAUL	DARLISON	63 LUTHER STREET	LEICESTER	LEICESTERSHIRE		LE3 0QH	1,757
MR	JOHN BASIL	DAVIS	HEMMINGFORD HOUSE	WOOD END	LITTLE HORWOOD	MILTON KEYNES	MK17 0PD	4,394
MRS	SHASHI	DEVALIA	33 COLUMBINE ROAD	HAMILTON	LEICESTER	LEICESTERSHIRE	LE5 1OU	1,757
MRS	DOREEN MUIRHEAD	DMYTRASZ	76 WATLING STREET	BLETCHLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK2 2BY	878
MISS	JILL GRATTON	FISHER	THE COTTAGE	BULLPIT ROAD	BALDERTON	NEWARK	NG24 3PT	4,394
MR	MARK	HANNAM	18 CHARTWELL GARDENS	NORTH CHEAM	SUTTON	SURREY	SM3 9TQ	226
MR	MICHAEL	HOLDEN	5 THE GRANGE	BROADMEADOWS	SOUTH NORMANTON	ALFRETON	DE55 3ND	703
MRS	JULIE MARY	LAITY	31 PENDREA PARK	NORTH ROSKEAR	CAMBORNE	CORNWALL	TR14 8PH	323
MISS	MARY ANGELA	O'DWYER	35 LACEY AVENUE	HUCKNALL	NOTTINGHAM	NOTTINGHAMSHIRE	NG15 6BZ	878
MR	WAYNE PHILIP	PARKIN	3 ASH CLOSE	BARROW ON SOAR	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8SN	1,757
MR	MALCOLM JOHN	PHILLIPS	9 HUNTERS CLOSE	HUSBANDS BOSWORTH	LUTTERWORTH	LEICESTERSHIRE	LE17 6LG	4,394
MR	IAN	ROSS	AYRTONHEAD	2 NETHERBURN ROAD	NETHERBURN	LARKHALL	ML9 3DX	3,515
MR	ANDREW BRYAN	SMITH	12 TROUTBECK CRESCENT	BRAMCOTE	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 3BP	1,757
MR	JAMES	SWEATON	10 SYCAMORE AVE	KNOTTINGLEY	WEST YORKSHIRE		WF11 0PL	93
MR	JAMES	SWEATON	10 SYCAMORE AVE	KNOTTINGLEY	WEST YORKSHIRE		WF11 0PL	232
MISS	DEBORAH	TAYLOR	SUNNYSIDE	8 HIGH STREET	GAYTON	NORTHAMPTON	NN7 3HD	4,394
MR	ROGER	TOYNTON	59 LUCKNOW AVENUE	MAPPERLEY PARK	NOTTINGHAM	NOTTINGHAMSHIRE	NG3 5AZ	4,394
MRS	JOANNE CLARE	WALKER	1 BALMORAL DRIVE	BEACON HEIGHTS	NEWARK	NOTTINGHAMSHIRE	NG24 2FZ	291
							TOTAL	**47,913**

REG-GUS PLC Additional Listing Released: 11/05/2006

RNS Number:7443C
GUS PLC
11 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

REG-GUS PLC Additional Listing Released: 12/05/2006

RNS Number:8978C
GUS PLC
12 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

REG-GUS PLC Additional Listing Released: 15/05/2006

RNS Number:9740C
GUS PLC
15 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

REG-GUS PLC Additional Listing Released: 16/05/2006

RNS Number:0528D
GUS PLC
16 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

REG-GUS PLC Additional Listing Released: 17/05/2006

Exemption No
82-5019

RNS Number:1293D
GUS PLC
17 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption No
825017

REG-GUS PLC Additional Listing Released: 18/05/2006

RNS Number:2131D
GUS PLC
18 May 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 29 3/43p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

REG-GUS PLC Solicitation Statement Released: 22/05/2006

RNS Number:3263D
GUS PLC
22 May 2006

GUS plc

Consent Solicitation Statement and Notices of Meetings to Noteholders

GUS plc today provided notices of meetings (the "Notices of Meetings") to holders of its three outstanding bonds

EUR600m 4.125% Notes due 2007 (of which EUR568m is currently outstanding, ISIN: XS0162821119, the "2007 Notes")
STG350m 6.375% Bonds due 2009 (ISIN: XS0099323999, the "2009 Notes")
STG350m 5.625% Notes due 2013 (ISIN: XS0162820228, the "2013 Notes" and together with the 2007 Notes and 2009 Notes, the "Notes") for the purpose of considering certain proposed amendments to the terms and conditions of the Notes. Approval for these amendments will be sought by way of Extraordinary Resolutions to be considered and if thought fit approved in meetings of holders to be held on 13 June 2006. These resolutions are detailed in a Consent Solicitation Statement and Notices of Meetings dated 22 May 2006.

On 28 March 2006, GUS announced plans to demerge its two businesses, Argos Retail Group ("ARG") and Experian, and to raise new share capital in Experian. An extract from the announcement is set out below:

"GUS plc, the retail and business services group, today announces the next steps in its plans for the separation of its two remaining businesses, Argos Retail Group (ARG) and Experian.

The Board of GUS proposes, subject to shareholder approval, that the two businesses should be separated by means of a demerger, with both ARG and Experian becoming independently listed on the London Stock Exchange. This is expected to take place in six to twelve months time.

It is also planned, subject to market conditions, that at the time of the demerger Experian will issue new shares listed on the London Stock Exchange to a combination of existing GUS shareholders and new investors. This will enable both ARG and Experian to have strong balance sheets and to continue to invest in further growth initiatives. At this preliminary stage, GUS currently estimates that the issue of new Experian shares will comprise approximately 10% to 15% of Experian's ordinary share capital."
On or about Wednesday 24 May 2006, GUS expects to publish its annual consolidated financial results as at, and for the year ended, 31 March 2006. These results will be posted at www.gusplc.com, where further information in relation to GUS and its subsidiaries, including Experian, can be found.

In order to address any potential concerns which Noteholders may have as a result of the demerger, GUS has decided to submit the following proposals to the Noteholders:

(a) the outstanding 2007 Notes, 2009 Notes and 2013 Notes will remain obligations of the issuer, which after the demerger will be a part of Experian. GUS believes that this will address certain concerns within the credit default swap market. Upon the demerger becoming effective, the issuer will continue to control Experian's operational assets;

(b) a change of control clause providing a put option in favour of the Noteholders arising upon a change of control of the issuer or its holding company will be inserted into the terms and conditions of the Notes. The terms of the change of control clause are set out in full in Appendix B to the Consent Solicitation Statement;

(c) Condition 13 of the 2007 Notes and the 2013 Notes and Condition 9 of the 2009 Notes will be amended to address any potential uncertainty in the interpretation of those Conditions and to clarify that the demerger (and matters relating thereto) will not comprise an event of default under the Notes; and

(d) the following Instruction Fees (expressed as a percentage of the principal amount of the Notes held by such Noteholders and which are voted in respect of the relevant Extraordinary Resolution) will be paid to each Noteholder who votes in respect of the proposals set out in the relevant Extraordinary Resolution, subject to the passing of that Extraordinary Resolution:

	Early Instruction Fee *	Late Instruction Fee
2007 Notes	0.25%	0.125%
2009 Notes	0.50%	0.25%
2013 Notes	0.50%	0.25%

* The Early Instruction Fee will be paid only to those Noteholders who deliver (and do not subsequently revoke) Electronic Voting Instructions prior to 4.00 p.m. on 2 June 2006, subject to the passing of the Extraordinary Resolution in respect of which such Electronic Voting Instructions have been given.

GUS is submitting the proposals to the holders of each of the 2007 Notes, the 2009 Notes and the 2013 Notes. The proposals are submitted separately in respect of each issue of the Notes. The passing of an Extraordinary Resolution in respect of one issue of the Notes is not conditional upon the passing of an Extraordinary Resolution in respect of either of the other issues of the Notes.

Expected timetable

Event	2006
Announcement of Proposals and Notices of Meetings to be given to Noteholders	Monday 22 May
Latest time and date for delivery of Electronic Voting Instructions through the Clearing Systems to receive the Early Instruction Fee	Before 4.00 p.m. on Friday 2 June

Latest time and date for delivery of Electronic Voting Instructions through the Clearing Systems to receive the Late Instruction Fee	5.00 p.m. on Thursday 8 June
Time and date of the 2007 Meeting, the 2009 Meeting and the 2013 Meeting	11.00 a.m. for the 2007 Meeting, 11.15 a.m. for the 2009 Meeting or if later, immediately following the conclusion of the 2007 Meeting, and 11.30 a.m. for the 2013 Meeting, or if later, immediately following the conclusion of the 2009 Meeting, in each case on Tuesday 13 June
Notices of Results of the Meetings to be given to Noteholders	Wednesday 14 June

Noteholders are advised to refer to the Consent Solicitation Statement and Notices of Meetings for the full terms of and procedures relating to the proposed amendments.

Joint Solicitation Agents:

Merrill Lynch:	Asar Mashkoor	+44 20 7995 3715
UBS:	Duane Hebert	+44 20 7567 7480

Noteholders may obtain copies of the Consent Solicitation Statement from the Tabulation Agent,
Lucid Issuer Services Limited at +44 20 7704 0880 or by email at gus@lucid-is.com.

The Notices of Meetings are also available for inspection at the UK Listing Authority's Document Viewing Facility which is located at: Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS